12028170

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE FISCAL YEAR ENDED JUNE 30, 2012

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

FOR THE TRANSITION PERIOD FROM TO

COMMISSION FILE NUMBER 001-32582

PIKE®

PIKE ELECTRIC CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**20-3112047** (IRS Employer Identification No.)
100 Pike Way, Mount Airy, NC (Address of principal executive offices)	**27030** (Zip Code)

(336) 789-2171
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, par value $0.001	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant, as of December 31, 2011, was approximately $148,522,478 based on the closing sales price of the common stock on such date as reported on the New York Stock Exchange.

The number of shares of the registrant's common stock outstanding as of August 31, 2012 was 35,088,071.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission in connection with its 2012 Annual Meeting of Stockholders to be held November 1, 2012 are incorporated by reference in Part III of this Form 10-K to the extent described herein.

PIKE ELECTRIC CORPORATION
Annual Report on Form 10-K for the year ended June 30, 2012

Index

Items

PART I

ITEM 1. *BUSINESS*

Overview

Pike Electric Corporation was founded by Floyd S. Pike in 1945 and later incorporated in North Carolina in 1968. We reincorporated in Delaware on July 1, 2005, in connection with our July 2005 initial public offering ("IPO"). We are headquartered in Mount Airy, North Carolina. Our common stock is traded on the New York Stock Exchange under the symbol "PIKE."

We are one of the largest providers of energy solutions for investor-owned, municipal and co-operative electric utilities in the United States. Since our founding in 1945, we have evolved from our roots as a specialty non-unionized contractor for electric utilities focused on the distribution sector in the Southeastern United States to a national, leading turnkey energy solutions provider with diverse capabilities servicing over 300 investor-owned, municipal, and co-operative electric utilities, such as American Electric Power Company, Inc., Dominion Resources, Inc., Duke Energy Corporation, Duquesne Light Company, E.On AG, Florida Power & Light Company, PacifiCorp, Progress Energy, Inc., South Carolina Electric & Gas Company ("SCE&G"), and The Southern Company. Leveraging our core competencies as a company primarily focused on providing a broad range of electric infrastructure services principally for utilities customers, we believe our experienced management team has positioned us to benefit from the substantial long term growth drivers in our industry.

Over the past four years, we have reshaped our business platform and service territory significantly from being a distribution construction company based primarily in the Southeastern United States to a national energy solutions provider. We have accomplished this through organic growth and strategic acquisitions of companies with complementary service offerings and geographic footprints. Our acquisition of Shaw Energy Delivery Services, Inc. on September 1, 2008 expanded our operations into engineering, design, procurement and construction management services, including in the renewable energy arena, and significantly enhanced our substation and transmission construction capabilities. This acquisition also extended our geographic presence across the continental United States. Our acquisition of Facilities Planning & Siting, PLLC on June 30, 2009 enabled us to provide siting and planning services to our customers, which positions us to be involved at the conceptual stage of our customers' projects. On June 30, 2010, we acquired Klondyke Construction LLC ("Klondyke"), based in Phoenix, Arizona, which complemented our existing engineering and design capabilities with construction services related to substation, transmission, and renewable energy infrastructure. Our August 1, 2011 acquisition of Pine Valley Power, Inc. ("Pine Valley"), located near Salt Lake City, Utah, further strengthened our substation, transmission, distribution, and geothermal construction service capabilities in the Western United States. We believe our acquisitions of Klondyke and Pine Valley will allow us to continue to expand our engineering, procurement and construction ("EPC") services in the Western United States and better compete in markets with unionized workforces. With our July 2, 2012 acquisition of UC Synergetic, Inc. ("UCS") headquartered in Charlotte, North Carolina, which is a fiscal 2013 event (see Note 21 of the Notes to Consolidated Financial Statements), we now provide engineering and design services primarily for distribution powerline projects including storm assessment and inspection services as well as engineering and design services for transmission and substation infrastructure and for the communications industry. UCS's engineering capabilities complement our existing portfolio of companies, adding scale and extending our footprint in the Northeast and Midwest. This acquisition significantly increases our ability to provide outsourced engineering and other technical services to our customers and is consistent with our long-term growth strategy.

In addition to the five acquisitions that we have completed over the past four years, we pursue international market opportunities that are consistent with our energy solutions business in the United States. In August 2010, we were awarded a contract to construct 500 miles of distribution line in Tanzania and construction began in July 2011. We believe there will be other large and financially attractive projects to pursue in international markets in the future as developing regions, including Africa, install or develop their electric infrastructure.

Our comprehensive suite of energy solutions now includes facilities planning and siting, permitting, engineering, design, installation, maintenance and repair of power delivery systems, including renewable energy projects, all as further described in the table below:

Service	Revenue Category	Description
Planning & Siting	Engineering and Substation	Our planning and siting process leverages technology and the collection of environmental, regulatory, economic, cultural, land use and scientific data to facilitate successful right-of-way negotiations, licensing and permitting for powerlines, substations and electrical generation facilities. We also provide North American Electric Reliability Corporation ("NERC") reliability studies and renewable generation interconnection studies.
Engineering & Design	Engineering and Substation	We provide design, EPC, owner engineer, project management, material procurement, multi-entity coordination, grid integration, balance-of-plant ("BOP"), training, consulting, Department of Transportation ("DOT") projects, and Thermal Rate solutions for individual or turnkey powerline, substation and renewable energy projects. We also provide engineering and design services for the communication industry for wireline and wireless communication infrastructure with the acquisition of UCS on July 2, 2012.
Transmission and Distribution Construction	Overhead Distribution and Other, Underground Distribution and Transmission	We provide overhead and underground powerline construction, upgrade, inspection, and extension services (predominately single-pole and H-frame wood, concrete or steel poles) for distribution networks and transmission lines with voltages up to 345 kV, and energized maintenance work for voltages up to 500 kV. Overhead services consist of construction, repair and maintenance of wire and components in energized overhead electric distribution and transmission systems. Underground services range from simple residential installations, directional boring, concrete encased duct and manhole installation, to the construction of complete underground distribution facilities.
Substation Construction	Engineering and Substation	We provide substation construction and service up to 500 kV. Substation services include: construction of new substations, existing substation upgrades, relay testing, transformer maintenance and hauling, foundations, commissioning, emergency outage response and Smart Grid component installation. We also specialize in relay metering and control solutions.
Renewables	Depending on project, can be any type of core revenue	We provide a total energy solution platform, including preliminary studies, planning, siting and permitting, engineering and design, construction, procurement, testing and commissioning, and grid interconnection.
Storm Restoration Services	Storm Restoration Services	Storm restoration involves the repair or reconstruction of any part of a distribution or sub-500 kV transmission network, including substations, power lines, utility poles or other components, damaged during snow, ice or wind storms, flash floods, hurricanes, tornadoes or other natural disasters. We are a recognized leader in storm restoration, due to our ability to rapidly mobilize thousands of existing employees and equipment within 24 hours, while maintaining a functional force for unaffected customers.

Industry Overview

The electrical industry is comprised of investor-owned, municipal and co-operative utilities, independent power producers and independent transmission companies, with three distinct functions: generation, distribution and transmission. The electric transmission and distribution infrastructure is the critical network that connects power generation to residential, commercial and industrial end users. Electric transmission refers to power lines and substations through which electricity is transmitted over long distances at high voltages (over 69 kV) and lower voltage lines that connect high voltage transmission infrastructure to local distribution networks. Electric distribution refers to the local distribution network, including related substations that step down voltages to distribution levels, which provide electricity to end users over shorter distances.

We believe there are significant growth opportunities for our business and the services we provide due to the following factors:

Required Future Investment in Transmission and Distribution Infrastructure. Long-term increases in electricity demand, the increasing age of United States electricity infrastructure due to historically insufficient investment and geographic shifts in population have stressed the current electricity infrastructure and increased the need for maintenance, upgrades and expansion. According to NERC, reliability is the primary driver for the addition of new transmission and upgrades of existing transmission infrastructure. Current federal legislation requires the power industry to meet federal reliability standards for its transmission and distribution systems. According to NERC, United States transmission circuit miles are projected to increase by 6% from 2010 to 2021 (under construction and planned only). The recent issuance of FERC Order No. 1000 also provides potential benefits related to transmission planning and cost allocation for inter-regional projects. Additionally, we believe that there is significant demand for first or second generation build-out of electricity infrastructure in developing countries. While the United States infrastructure is characterized by its maturity and need for maintenance, we believe certain developing countries suffer from inefficient infrastructure or a lack of infrastructure altogether. As a result, we believe these markets present opportunities for companies, such as ourselves, with scale, sophistication and size to utilize their skills and equipment in productive and profitable projects.

Expanded Development of Energy Sources. We expect to benefit from the development of new sources of electric power generation. Thirty eight states and Washington, D.C. have either adopted either mandatory Renewable Portfolio Standards (“RPS”) programs that require a certain percentage of electric power come from renewable sources, or have enacted non-binding RPS-like goals. Several of the provisions of the American Recovery and Reinvestment Act of 2009 (“ARRA”) include incentives for investments in renewable energy, energy efficiency and related infrastructure. According to NERC, the largest component of new power sources to be added to the bulk power system by 2021 will come from renewable resources. Often these renewable source generation facilities require new substation and transmission infrastructure. The future development of renewable energy sources, as well as new traditional power generation facilities such as nuclear power, will require incremental transmission and substation infrastructure to transport power to demand centers.

Increased Outsourcing of Infrastructure Services. Due to cost control initiatives, the ability to improve service levels and aging workforce trends, utilities have increased the outsourcing of their electricity infrastructure maintenance and construction services needs. We believe that a majority of utility infrastructure services are still conducted in-house and that our customers, especially investor-owned electric utilities, will expand outsourcing of utility infrastructure services over time. Outsourced service providers are often able to provide the same services at a lower cost because of their specialization, larger scale and ability to better utilize their workforce and equipment across a larger geographic footprint.

Our Growth Strategy

Our growth strategy is to expand our broad service offerings across existing and new customers both in the United States as well as internationally. The key elements of the strategy include:

Leverage Existing Customer Relationships to Cross-Sell Our Services. As a leading energy solutions provider, we have turnkey capabilities ranging from planning and siting to engineering and design to construction and maintenance. We believe growth in our markets will be driven by bundling services and marketing these offerings to our large and extensive customer base and new customers. By offering these services on a turnkey basis, we believe we enable our customers to achieve economies and efficiencies over separate unbundled services. We believe this should ultimately lead to an expansion of our market share across our existing customer base and provide us the credibility to secure additional opportunities from new customers. Our storm restoration service offering also aids in gaining new customers.

Capitalize Upon the Substantial Expected Spend in Our Markets. We believe that the United States electric power system and network reliability will require significant future upkeep given the postponement of maintenance spending in recent years due to the difficult economic conditions, which we expect will drive demand for our services. We believe our leading position in the markets we service will enable us to capitalize on increases in demand for our services.

Strong Platform to Participate in the Continued Consolidation of the Energy Solutions Market in the United States. The domestic competitive landscape in our industry includes only a few other large companies that offer a broad spectrum of energy solutions services while the vast majority of our competitors and other market participants are local and regional firms offering only a limited number of services. We believe our existing and potential customers desire a deeper range of service offerings on an ever-increasing scale. Consequently, we believe our broad platform of service offerings will enable us to acquire additional market share and further penetrate our existing markets.

In addition, we believe our broad platform of service offerings will be attractive to local and regional firms looking to consolidate with a larger company offering a more diversified and complete set of services. We have a successful history of identifying and integrating acquisitions. For example:

- In September 2008, we acquired Shaw Energy Delivery Services, Inc. which expanded our operations into engineering, design, procurement and construction management services, including in the renewable energy arena, and significantly enhanced our substation and transmission construction capabilities. This acquisition also extended our geographic presence across the continental United States.
- In June 2009, we acquired Facilities Planning & Siting, PLLC which enabled us to provide siting and planning services to our customers, which positions us to be involved at the conceptual stage of our customers' projects.
- In June 2010, we acquired Klondyke, which expanded our construction capabilities into the Southwest United States and provides us the capability to provide EPC services to our customers in the Western United States and to compete in unionized labor markets.
- In August 2011, we acquired Pine Valley, which further expanded our construction capabilities in the Western United States and, when coupled with Klondyke, provides us depth and experience in the T&D construction market and leverages our EPC offering to our customers.
- In July 2012, we acquired UCS which expanded our engineering and design services for distribution infrastructure, complemented our transmission and substation infrastructure services, added scale and extended our footprint in the Northeast and Midwest.

Apply our Expertise to International Markets. We currently are pursuing international opportunities, both individually and through strategic partnerships. We believe that our reputation and experience combined with our broad range of services allows us to opportunistically bid on attractive international projects. For example, in August 2010, we won our first international EPC contract of approximately $18 million to construct 500 miles of distribution line in Tanzania. We believe there will be other large and financially attractive projects to pursue in international markets over the next few years as developing regions, including Africa, install or develop their electric infrastructure.

Competitive Strengths

We believe that we have a unique and strong competitive position in the markets in which we operate resulting from a number of factors including:

Leading Provider of Energy Solutions. We believe that we are one of only a few companies offering a broad spectrum of energy solutions that our current and prospective customers increasingly demand. We differentiate ourselves from many of our competitors based on the size and scale of our turnkey capabilities, from planning and siting to engineering and design to construction and maintenance. With these capabilities, we can satisfy almost all customer project requirements from inception to commissioning. The ability to perform planning, siting, permitting, engineering, construction, and commissioning with in-house resources provides us better control of schedule, cost, and quality. In addition, most of our engineering and construction personnel have extensive electrical infrastructure design and operating experience.

Attractive, Contiguous Presence in Key Geographic Markets. We operate in a contiguous geographic market covering 47 states for siting and engineering and 34 states for construction services. Over the long term, our markets have exhibited population growth and increases in electricity consumption, which have increased demand for our services. Moreover, the contiguous nature of our service territory provides us with significant operating efficiency and flexibility in responding to our customers' needs across our full range of energy solutions. Our extensive network of offices enables us to deliver our services in most metropolitan markets of the United States and enhances our opportunity to expand our customer reach. In addition, we believe our customized, well-maintained and extensive fleet and experienced crews provide us with a competitive advantage in our ability to service our customers and respond rapidly to storm restoration opportunities. These attributes enable us to effectively deploy our fleet resources of over 6,000 pieces of motorized equipment across our national footprint, unlike many of our competitors who lack such resources.

Long-Standing Relationships Across a High-Quality Customer Base. We have a diverse customer base with broad geographic presence throughout the United States that includes over 300 investor-owned, municipal and co-operative electric utilities, such as American Electric Power, Dominion, Duke Energy, Duquesne Light, E.On AG, Florida Power & Light, PacifiCorp, Progress Energy, South Carolina Electric & Gas Company, and The Southern Company. Many of our customer relationships extend for more than 25 years. We believe these important relationships provide us an advantage in competing for their business and developing new client relationships.

Outsourced Services-Based Business Model. We provide vital services to investor-owned, municipal and co-operative electric utilities, the vast majority of which are provided under long-term master services agreements (MSAs) with our customers. Over time, many of our customers have increased their reliance on outsourcing the maintenance and improvement of their distribution and transmission systems to third-party service providers in an effort to more efficiently and cost effectively manage their core business. We believe this outsourcing trend will continue to be a key growth driver for the leading participants in our industry as electric utilities continue to focus more on power generation.

Recognized Leader in Storm Restoration Capabilities. Our construction footprint includes the areas of the U.S. power grid we believe are the most susceptible to damage caused by inclement weather, such as tornadoes, tropical storms, hurricanes and ice storms. Our contiguous geographic footprint enables us to work with our customers to secure the crews from non-affected areas and quickly relocate them to storm-affected areas. Storm restoration services do not require dedicated storm teams "on call" or any additional storm-specific crew additions. Our flexible business strategy allows us to position crews where they are needed. We maintain a dedicated 24-hour Storm Center that acts as the single hub of command. Our storm restoration services often solidify existing customer relationships and create opportunities with new customers. Our storm restoration revenues vary significantly from year-to-year as shown in the table below.

Fiscal Year	Storm Restoration Revenues (in millions)	Total Revenues (in millions)	Storm Revenues as a Percentage of Total Revenues
2008	$ 49.4	$ 552.0	8.9%
2009	$ 152.9	$ 613.5	24.9%
2010	$ 46.6	$ 504.1	9.3%
2011	$ 64.5	$ 593.9	10.9%
2012	$ 70.6	$ 685.2	10.3%

The following table sets forth certain information related to selected storm mobilizations in recent years:

Selected Storm Mobilizations

Storm (States Affected)	Fiscal Year	Approximate Number of Employees Mobilized
Hurricanes / Tropical Storms / Other		
Irene (NC, VA, MD, DE, NJ, NY, RI, PA, CT, NH, MA)	2012	1,650
April Tornadoes (TX, OK, AR, LA, MS, AL, GA, TN, KY)	2011	1,750
Ike (TX, LA, AR, OH, KY)	2009	2,500
Gustav (LA, MS, AL)	2009	1,500
Fay (FL, AL, MS)	2008	900
Winter Storms		
November Winter Storm (CT, PA, NY, NJ, NH)	2012	750
February Winter Storm (IN, OH, PA, VA, MD, Dist. of Columbia, LA, TX)	2011	1,200
January Winter Storm (VA, WV, Dist. of Columbia, MD)	2011	600
Winter Storm (TX, OK, GA, SC, NC, VA, WV, MD, OH, PA)	2010	1,800
Winter Storm (KY, NC, VA, TN, WV)	2010	1,350
Winter Storm (IN, KY, MO, OH)	2009	2,200

Experienced Operations Management Team with Extensive Relationships. Our operations management team has served in a variety of roles and senior positions with us, our customers and our competitors. We believe that our management team's deep industry knowledge, field experience and relationships extend our operating capabilities, improve the quality of our services, facilitate access to clients and enhance our strong reputation in the industry. In addition, our management team has successfully integrated several acquisitions that have broadened our geographic footprint and expanded the portfolio of energy solutions that we provide.

Types of Service Arrangements

For the fiscal year ended June 30, 2012, approximately 80% of our services were provided under MSAs that cover transmission and distribution maintenance, upgrade and extension services, as well as some new construction services including engineering, siting and planning. Work under MSAs is typically billed based on either hourly usage of labor and equipment or unit of work. The remaining 20% of our services were generated by fixed-price agreements.

Hourly arrangements involve billing for actual productive hours spent on a particular job. The unit-based arrangements involve billing for actual units (completed poles, cross arms, specific length of line, etc.) based on prices defined in customers' MSAs. Revenues for longer duration fixed-price contracts are recognized using the percentage-of-completion method, measured by the percentage of costs incurred to date to total estimated costs for each contract.

Initial arrangement awards are usually made on a competitive bid basis; however, extensions are often completed on a negotiated basis. As a result of our track record of quality work and services, a majority of our arrangements are renewed at or before the expiration of their terms. We have extended many of our agreements in the current business environment to position ourselves for an upturn in the economy.

The terms of our service arrangements are typically one to three years for co-operative and municipal utilities and three to five years for investor-owned utilities, with periodic pricing reviews. Due to the nature of our MSAs, in many instances our customers are not committed to minimum volumes of services, but rather we are committed to perform specific services covered by MSAs if and to the extent requested by the customer. The customer is obligated to obtain these services from us if they are not performed by their employees. Therefore, there can be no assurance as to the customer's requirements during particular periods, nor are estimations predictive of future revenues. Most of our arrangements, including MSAs, may be terminated by our customers on short notice. Because the majority of our customers are well-capitalized, investment grade-rated electric utilities, we have historically experienced minimal bad debts.

Seasonality

Because our services are performed outdoors, operational results can be subject to seasonal weather variations. These seasonal variations affect both construction and storm restoration services. Extended periods of rain can negatively affect deployment of construction crews, particularly with respect to underground work. During the winter months, demand for construction work is generally lower due to inclement weather. Demand for construction work generally increases during the spring and summer months, due to improved weather conditions. Due to the unpredictable nature of storms, the level of storm restoration revenues fluctuates from period to period.

Competition

We face significant competition. Our competitors vary in size, geographic scope and areas of expertise. We also face competition from in-house service organizations of our existing and prospective customers, which may employ personnel who perform some of the same types of services we provide.

We believe that the principal competitive factors in the end markets in which we operate are:

- Diversified services, including the ability to offer turnkey EPC project services;
- Experienced management and employees;
- Customer relationships and industry reputation;
- Responsiveness in emergency restoration situations;
- Availability of fleet and specialty equipment;
- Adequate financial resources and bonding capacity;
- Geographic breadth and presence in customer markets:
- Pricing of services, particularly under MSA constraints; and
- Safety concerns of our crews, customers and the general public.

We believe that we have a favorable competitive position in our markets due in large part to our ability to execute with respect to each of these factors. Our years of experience, broad spectrum of service offerings, customer service and safety contribute to our competitive advantages.

Small third-party service providers pose a smaller threat to us than national competitors because they are frequently unable to compete for larger, blanket service agreements to provide system-wide coverage. However, some of our competitors are larger, have greater resources and are able to offer a broader range of services (such as higher voltage transmission construction, pipeline construction, and communication infrastructure construction) or offer services in a broader geographic territory. In addition, certain of our competitors may have lower overhead cost structures and may, therefore, be able to provide services at lower rates. Furthermore, if employees leave our employment to work with our competitors, we may lose existing customers who have formed relationships with those former employees. Competitive factors may require us to take future measures, such as price reductions, that could reduce profitability. There are few significant barriers to entry into our industry and, as a result, any organization with adequate financial resources and access to qualified staff may become a competitor.

Customers

We are proud of the relationships we have built with our customers, some of which date back over 67 years to when our company was formed. We remain focused on developing and maintaining strong, long-term relationships with electric investor-owned, municipal and co-operative utilities and all other customers. Our diverse customer base includes over 300 electric companies, with broad geographic national presence. Our top ten customers accounted for approximately 54%, 59%, and 59% of our revenues during fiscal 2012, 2011, and 2010, respectively. Duke Energy was our only customer that represented greater than 10% of our revenues during that time frame, with approximately 17%, 20%, and 22% for fiscal 2012, 2011, and 2010 total revenues, respectively. The recent merger of Duke Energy and Progress Energy increases our customer concentration to 22%, 26%, and 29% of our fiscal 2012, 2011, and 2010 total revenues, respectively. Given the composition of the investor-owned, municipal and co-operative utilities in our geographic market, we expect that a substantial portion of our total revenues will continue to be derived from a limited group of customers. Furthermore, because the majority of our customers are well-capitalized, investment grade-rated electric utilities, we have historically experienced minimal bad debts.

Employees

At June 30, 2012, we employed approximately 5,400 full and part-time employees, of which approximately 4,600 were revenue producing and approximately 800 were non-revenue producing. Approximately 450 of our Klondyke and Pine Valley employees are represented by a union or subject to collective bargaining agreements, requiring us to pay specified wages and provide certain benefits to these employees. We believe that our relationship with our employees is very good.

Training, Quality Assurance and Safety

Performance of our services requires the use of heavy equipment and exposure to potentially dangerous conditions. We emphasize safety at every level of the company, with safety leadership in senior management, an extensive and required ongoing safety and training program with physical training facilities and on-line courses, Occupation Safety and Health Administration ("OSHA") courses, and lineman training through an accredited four-year program that has grown to be one of the largest power line training programs in the United States.

As is common in our industry, we regularly have been, and will continue to be, subject to claims by employees, customers and third parties for property damage and personal injuries.

Equipment

As of June 30, 2012, our customized and extensive fleet consisted of over 5,700 pieces of motorized equipment with an average age of approximately seven years as compared to their range of useful lives from three to 18 years. We own the majority of our fleet and, as a result, believe we have an advantage relative to our competitors in our ability to mobilize, outfit and manage the equipment necessary to perform our construction work.

Our equipment includes standardized trucks and trailers, support vehicles and specialty construction equipment, such as backhoes, excavators, generators, boring machines, cranes, wire pullers and tensioners. The standardization of our trucks and trailers allows us to minimize training, maintenance and parts costs. We service the majority of our fleet and are a final-stage manufacturer for several configurations of our specialty vehicles. We can build components on-site, which reduces reliance on equipment suppliers.

Our maintenance team has the capability to operate 24 hours a day, both at maintenance centers and in the field, and provides high-quality custom repair work and expedient service in maintaining a fleet poised for mobilization. We believe this gives us a competitive advantage, with stronger local presence, lower fuel costs and more efficient equipment maintenance.

Proprietary Rights

We operate under a number of trade names, including Pike, Pike Electric, Pike Energy Solutions, Pike Tanzania, Pine Valley Power, Klondyke, and UC Synergetic, which was acquired on July 2, 2012. We have obtained U.S. federal trademark registration for "Pike" and "Pike Electric" and have other federal trademark registrations and pending trademark and patent applications. We also rely on state and common law protection. We have invested substantial time, effort and capital in establishing the Pike name and believe that our trademarks are a valuable part of our business.

Risk Management and Insurance

We maintain insurance arrangements with coverage customary for companies of our type and size, including general liability, automotive and workers' compensation. We are partially self-insured under our major policies, and our insurance does not cover all types or amounts of liabilities. Under our general liability, automotive and individual workers' compensation arrangements, we are generally liable for up to $1.0 million per occurrence. We also maintain insurance for health insurance claims exceeding $500,000 per person on an annual basis. We are not required to, and do not, specifically set aside funds for our self-insurance programs. At any given time, we are subject to multiple workers' compensation and personal injury and other employee-related claims. Losses are accrued based on estimates of the ultimate liability for claims reported and an estimate of claims incurred but not reported. We maintain accruals based on known facts and historical trends.

In the ordinary course of business, we are required by certain customers to post surety or performance bonds in connection with services that we provide to them. As of June 30, 2012, we have approximately $130.1 million in surety bonds outstanding. We have never had to reimburse any of our sureties for expenses or outlays incurred under a performance or payment bond.

Government Regulation

Our operations are subject to various federal, state and local laws and regulations including licensing requirements, building and electrical codes, permitting and inspection requirements applicable to construction projects, regulations relating to worker safety and health, including those in respect of OSHA and regulations relating to environmental protection.

We believe that we are in material compliance with applicable regulatory requirements and have all material licenses required to conduct our operations. Our failure to comply with applicable regulations could result in substantial fines and/or revocation of our operating licenses. Many state and local regulations governing electrical construction require permits and licenses to be held by individuals who typically have passed an examination or met other requirements. We have a regulatory compliance group that monitors our compliance with applicable regulations.

Environmental Matters

Our facilities and operations are subject to a variety of environmental laws and regulations which govern, among other things, the use, storage and disposal of solid and hazardous wastes, the discharge of pollutants into the air, land and water, and the cleanup of contamination. In connection with our truck fueling, maintenance, repair, washing and final-stage manufacturing operations, we use regulated substances such as gasoline, diesel and oil, and generate small quantities of regulated waste such as used oil, antifreeze, paint and car batteries. Some of our properties contain, or previously contained, aboveground or underground storage tanks, fuel dispensers, and/or solvent-containing parts washers. In the event we cause, or we or our predecessors have caused, a release of hazardous substances or other environmental damage, whether at our sites, sites where we perform our services, or other locations such as off-site disposal locations or adjacent properties, we could incur liabilities arising out of such releases or environmental damage. Although we have incurred in the past, and we anticipate we will incur in the future, costs to maintain environmental compliance and/or to address environmental issues, such costs have not had, and are not expected to have, a material adverse effect on our results of operations, cash flows or financial condition.

Available Information

Our website address is www.pike.com. You may obtain free copies of our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and our proxy statement, any amendments to such reports, and filings under Sections 13 and 16 of the Securities Exchange Act of 1934, as amended, through our website under the heading "Investor Center" or through the website of the Securities and Exchange Commission ("SEC") (www.sec.gov). In addition, our Corporate Governance Guidelines, Code of Business Conduct and Ethics, and the charters of our Audit Committee, Compensation Committee and Nominating and Governance Committee are posted on our website in the Investor Center section under the heading "Corporate Governance." We intend to disclose on our website any amendments or waivers to our Code of Business Conduct and Ethics that are required to be disclosed pursuant to Item 5.05 of Form 8-K. These reports are available on our website as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The public may read and copy any materials filed by us with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

ITEM 1A. *RISK FACTORS*

Our business is subject to a variety of risks, including the risks described below. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected and we may not be able to achieve our goals. This Annual Report on Form 10-K also includes statements reflecting assumptions, expectations, projections, intentions, or beliefs about future events that are intended as "forward-looking statements" under the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1993 and Section 21E of the Securities Exchange Act of 1934 and should be read in conjunction with the section entitled "Forward-Looking Statements."

We derive a significant portion of our revenues from a small group of customers. The loss of or a significant decrease in services to one or more of these customers could negatively impact our business, financial condition and results of operations. Our customer base is highly concentrated. Our top ten customers accounted for approximately 54%, 59%, and 59% of our revenues for fiscal 2012, 2011, and 2010, respectively. Duke Energy was our only customer that represented greater than 10% of our revenues during that time frame, accounting for 17%, 20%, and 22% of our total revenues for fiscal 2012, 2011, and 2010, respectively. The recent merger of Duke Energy and Progress Energy increases our customer concentration to 22%, 26%, and 29% of our fiscal 2012, 2011, and 2010 total revenues, respectively. The effect of the merger of Duke Energy and Progress Energy on our future revenues is unknown. Given the composition of the investor-owned, municipal and co-operative electric utilities in our geographic market, we expect a substantial portion of our revenues will continue to be derived from a limited group of customers. We may not be able to maintain our relationships with these customers, and the loss of, or substantial reduction of our sales to, any of our major customers could materially and adversely affect our business, financial condition and results of operations.

Our customers often have no obligation to assign work to us, and many of our arrangements may be terminated on short notice. As a result, we are at risk of losing significant business on short notice. Most of our customers assign work to us under MSAs. Under these arrangements, our customers generally have no obligation to assign work to us and do not guarantee service volumes. Most of our customer arrangements, including our MSAs, may be terminated by our customers on short notice. In addition, many of our customer arrangements, including our MSAs, are open to competitive bidding at the expiration of their terms. As a result, we may be displaced on these arrangements by competitors from time to time. Our business, financial condition and results of operations could be materially and adversely affected if our customers do not assign work to us or if they cancel a number of significant arrangements and we cannot replace them with similar work.

Our industry is highly competitive and we may be unable to compete effectively, retain our customers or win new customers, which could result in reduced profitability and loss of market share. We face intense competition from a variety of national and regional companies, and numerous small, owner-operated private companies. We also face competition from the in-house service organizations of our existing or prospective customers, some of which employ personnel who perform some of the same types of services we provide. We compete primarily on the basis of our reputation and relationships with customers, safety and execution record, geographic presence and our breadth of service offerings, pricing and availability of qualified personnel and required equipment. Certain of our competitors may have lower cost structures and may, therefore, be able to provide their services at lower rates than we can provide. Many of our current and potential competitors, especially our competitors with national scope, also may have significantly greater financial, technical and marketing resources than we do. In addition, our competitors may succeed in developing the expertise, experience and resources to compete successfully and in marketing and selling new services better than we can. Furthermore, our existing or prospective customers may not continue to outsource services in the future or we may not be able to retain our existing customers or win new customers. The loss of existing customers to our competitors or the failure to win new customers could materially and adversely affect our business, financial condition and results of operations.

Our storm restoration services are highly volatile and unpredictable, which could result in substantial variations in, and uncertainties regarding, the levels of our financial results from period to period. Revenues derived from our storm restoration services are highly volatile and uncertain due to the unpredictable nature of weather-related events. Our annual storm restoration revenues have ranged from a low of $46.6 million to a high of $152.9 million during the five fiscal years ended June 30, 2012. During fiscal 2009, we experienced some of the largest storm restoration events in our history as several significant hurricanes impacted the Gulf Coast and Florida and significant winter storms affected the Midwest. Our storm restoration revenue for fiscal 2009 is not indicative of the revenue that we typically generate in any period or can be expected to generate in any future period. Our historical results of operations have varied between periods due to the volatility of our storm restoration revenues. The levels of our future revenues and net income (loss) may be subject to significant variations and uncertainties from period to period due to the volatility of our storm restoration revenues. In addition, our storm restoration revenues are offset in part by declines in our core services because we staff storm restoration mobilizations in large part by diverting resources from our core services.

We are subject to the risks associated with government construction projects. Our utility customers often engage us to provide services on government construction projects, and we also provide services directly on government construction projects, primarily for state and local governments. We are therefore exposed to the risks associated with government construction projects, including the risks that spending on construction may be reduced, pending projects may be terminated or curtailed and planned projects may not be pursued as expected or at all as a result of the economic downturn or otherwise. In addition, government customers typically can terminate or modify any of their contracts at their convenience, and some of these government contracts are subject to renewal or extension annually. If a government customer terminates or modifies a contract, our backlog and revenue may be reduced or we may incur a loss, either of which could impair our financial condition and operating results. A termination due to our unsatisfactory performance could expose us to liability and adversely affect our ability to compete for future projects and orders. In cases where we are a subcontractor, the primary contract under which we subcontract could be terminated, regardless of the quality of our services as a subcontractor or our relationship with the relevant government customer.

The risks of government construction projects also include the increased risk of civil and criminal fines and penalties for violations of applicable regulations and statutes and the risk of public scrutiny of our performance on high profile sites. In addition, our failure to comply with the terms of one or more of our government contracts, other government agreements, or government regulations and statutes could result in our being suspended or barred from future government construction projects for a significant period of time. We could also be indirectly exposed to certain of these risks when we indemnify our customers performing work on government construction projects.

We may incur warranty costs that could adversely affect our profitability. Under almost all of our contracts, we warrant certain aspects of our engineering maintenance and construction services. To the extent we incur substantial warranty claims in any period, our reputation, our ability to obtain future business from our customers and our profitability could be adversely affected. We cannot provide assurance that significant warranty claims will not be made in the future.

We may incur liabilities or suffer negative financial or reputational impacts relating to occupational health and safety matters. Our operations are subject to extensive laws and regulations relating to the maintenance of safe conditions in the workplace. While we have invested, and will continue to invest, substantial resources in our occupational health and safety programs, our industry involves a high degree of operational risk and there can be no assurance that we will avoid significant liability exposure. Although we have taken what we believe are appropriate precautions, our employees have suffered fatalities in the past and may suffer additional fatalities in the future. Serious accidents, including fatalities, may subject us to substantial penalties, civil litigation or criminal prosecution. Claims for damages to persons, including claims for bodily injury or loss of life, could result in substantial costs and liabilities, which could materially and adversely affect our financial condition, results of operations or cash flows. In addition, if our safety record were to substantially deteriorate over time or we were to suffer substantial penalties or criminal prosecution for violation of health and safety regulations, our customers could cancel our contracts and not award us future business.

Our business is subject to numerous hazards that could subject us to substantial monetary and other liabilities. If accidents occur, they could materially and adversely affect our business and results of operations. Our business is subject to numerous hazards, including electrocutions, fires, natural gas explosions, mechanical failures, weather-related incidents, transportation accidents and damage to utilized equipment. These hazards could cause personal injury and loss of life, severe damage to or destruction of property and equipment and other consequential damages and could lead to suspension of operations, large damage claims and, in extreme cases, criminal liability. Our safety record is an important consideration for our customers. If serious accidents or fatalities occur, we may be ineligible to bid on certain work, and existing service arrangements could be terminated. In addition, if our safety record was to deteriorate, our ability to bid on certain work could be adversely impacted. Further, regulatory changes implemented by OSHA could impose additional costs on us. Adverse experience with hazards and claims could have a negative effect on our reputation with our existing or potential new customers and our prospects for future work.

Federal and state legislative and regulatory developments that we believe should encourage electric power transmission infrastructure spending may fail to result in increased demand for our services. In recent years, federal and state legislation has been passed and resulting regulations have been adopted that could significantly increase spending on electric power transmission infrastructure. However, much fiscal, regulatory and other uncertainty remains as to the impact this legislation and regulation will ultimately have on the demand for our services. The effect of these regulations is uncertain and may not result in increased spending on the electric power transmission infrastructure. Continued uncertainty regarding certain regulations may result in slower growth in demand for our services.

Renewable energy initiatives may not lead to increased demand for our services. Investments for renewable energy and electric power infrastructure may not occur, may be less than anticipated or may be delayed, may be concentrated in locations where we do not have significant capabilities, and any resulting contracts may not be awarded to us, any of which could negatively impact demand for our services.

Inability to perform our obligations under EPC and fixed-price contracts may adversely affect our business. EPC contracts require us to perform a range of services for our customers, some of which we routinely subcontract to other parties. While only 20%, 21%, and 13% of our revenues were derived from fixed-price contracts during fiscal 2012, 2011 and 2010, respectively, more of our business is moving to fixed-price contracts. We believe that these types of contracts will become increasingly prevalent in the powerline industry. In most instances, these contracts require completion of a project by a specific date and the achievement of certain performance standards. If we subsequently fail to meet such dates or standards, we may be held responsible for costs resulting from such failure. Our inability to obtain the project management talent, material and equipment necessary to meet a project schedule or the installation of defective material or equipment could have a material adverse effect on our business, financial condition and results of operations.

Demand for some of our services is cyclical and vulnerable to industry and economic downturns, which could materially and adversely affect our business and results of operations. The demand for infrastructure services has been, and will likely continue to be, cyclical in nature and vulnerable to general downturns in the U.S. economy. When the general level of economic activity deteriorates, our customers may delay or cancel expansions, upgrades, maintenance and repairs to their systems. A number of other factors, including the financial condition of the industry, could adversely affect our customers and their ability or willingness to fund capital expenditures in the future. We are also dependent on the amount of work that our customers outsource. During downturns in the economy, our customers may determine to outsource less work resulting in decreased demand for our services. Furthermore, the historical trend toward outsourcing of infrastructure services may not continue as we expect. In addition, consolidation, competition or capital constraints in the electric power industry may result in reduced spending by, or the loss of, one or more of our customers. These fluctuations in demand for our services could materially and adversely affect our business, financial condition and results of operations, particularly during economic downturns. Economic downturns may also adversely affect the pricing of our services.

To be successful, we need to attract and retain qualified personnel, and any inability to do so would adversely affect our business. Our ability to provide high-quality services on a timely basis requires an adequate supply of engineers, skilled linemen and project managers. Accordingly, our ability to increase our productivity and profitability will be limited by our ability to employ, train and retain skilled personnel necessary to meet our requirements. We may not be able to maintain an adequate skilled labor force necessary to operate efficiently. Our labor expenses may also increase as a result of a shortage in the supply of skilled personnel, or we may have to curtail our planned internal growth as a result of labor shortages. We may also spend considerable resources training employees who may then be hired by our competitors, forcing us to spend additional funds to attract personnel to fill those positions. In addition, our employees might leave our company and join our competitors. If this happens, we may lose some of our existing clients that have formed relationships with these former employees. In addition, we may lose future clients to a former employee as a competitor. If we are unable to hire and retain qualified personnel in the future, there could be a material adverse effect on our business, financial condition and results of operations.

We are dependent on our senior management and other key personnel, the loss of which could have a material adverse effect on our business, financial condition and results of operations. Our operations, including our customer relationships, are dependent on the continued efforts of our senior management and other key personnel. Although we have entered into employment agreements with our key employees, we cannot be certain that any individual will continue in such capacity for any particular period of time. We do not maintain key person life insurance policies on any of our employees. The loss of any member of our senior management or other key personnel, or the inability to hire and retain qualified management and other key personnel, could have a material adverse effect on our business, financial condition and results of operations.

Our unionized workforce could adversely affect our operations and our ability to complete future acquisitions. In addition, we contribute to multi-employer plans that could result in liabilities to us if these plans are terminated or we withdraw. Our acquisition of Klondyke introduced a unionized workforce to our operations, as substantially all of its hourly employees are unionized. In addition, our acquisition on August 1, 2011, of Pine Valley further expanded our unionized workforce, as substantially all of its employees also are unionized. As of June 30, 2012, approximately 8% of our employees were covered by collective bargaining agreements. This percentage could grow if more of our employees unionize or we expand our services in states that have predominantly unionized workforces in our industry. Any strikes or work stoppages could adversely impact our relationships with our customers, hinder our ability to conduct business and increase costs. Our current workforce could experience an increase in union organizing activity, particularly if legislation that would facilitate such activity becomes law. Increased unionization could increase our costs, and we may not be able to recoup those cost increases by increasing prices for our services.

With the acquisition of Klondyke in June 2010 and Pine Valley in August 2011, we now contribute to several multi-employer pension plans for employees covered by collective bargaining agreements. These plans are not administered by us, and contributions are determined in accordance with provisions of negotiated labor contracts. The Employee Retirement Income Security Act of 1974, as amended by the Multi-employer Pension Plan Amendments Act of 1980, imposes certain liabilities upon employers who are contributors to a multi-employer plan in the event of the employer's withdrawal from, or upon termination of, such plan. We do not routinely review information on the net assets and actuarial present value of the multi-employer pension plans' unfunded vested benefits allocable to us, if any, and we are not presently aware of the amounts, if any, for which we may be contingently liable if we were to withdraw from any of these plans. In addition, if any of these multi-employer plans enters "critical status" under the Pension Protection Act of 2006, we could be required to make significant additional contributions to those plans.

Our ability to complete future acquisitions could be adversely affected because of our union status for a variety of reasons. For example, our union agreements may be incompatible with the union agreements of a business we want to acquire, and some businesses may or may not want to become affiliated with a company that maintains a significant unionized workforce. Additionally, we may increase our exposure to withdrawal liabilities for underfunded multi-employer pension plans to which an acquired company contributes.

We require subcontractors to assist us in providing certain services and we may be unable to retain the necessary subcontractors to complete certain projects. We use subcontractors to perform portions of our contracts and to manage workflow. Although we are not dependent upon any single subcontractor, general market conditions may limit the availability of subcontractors on which we rely to perform portions of our contracts and this could have a material adverse effect on our business, financial condition and results of operations.

Our current insurance coverage may not be adequate, and we may not be able to obtain insurance at acceptable rates, or at all. We are partially self-insured for our major risks, and our insurance does not cover all types or amounts of liabilities. Our insurance policies for individual workers' compensation and vehicle and general liability are subject to substantial deductibles of $1.0 million per occurrence. We are not required to, and do not, specifically set aside funds for our self-insurance programs. At any given time, we are subject to multiple workers' compensation and personal injury claims. Our insurance policies may not be adequate to protect us from liabilities that we incur in our business. In addition, business insurance programs require collateral currently provided by $9.8 million in letters of credit and cash deposits of $0.8 million.

In addition, due to a variety of factors such as increases in claims and projected increases in medical costs and wages, insurance carriers may be unwilling to provide the current levels of coverage without a significant increase in collateral requirements to cover our deductible obligations. Furthermore, our insurance premiums may increase in the future and we may not be able to obtain similar levels of insurance on reasonable terms, or at all. Any such inadequacy of, or inability to obtain, insurance coverage at acceptable rates, or at all, could have a material adverse effect on our business, financial condition and results of operations.

Fuel costs could materially and adversely affect our operating results. We have a large fleet of vehicles and equipment that primarily use diesel fuel. Our fuel and oil expenses have ranged from 4.3% to 4.9% of our total revenues over the last three fiscal years. Fuel costs have been very volatile over the last several years. Fuel prices and supplies are influenced by a variety of international, political and economic circumstances. In addition, weather and other unpredictable events may significantly affect fuel prices and supplies. These or other factors could result in higher fuel prices which, in turn, would increase our costs of doing business and lower our gross profit. We experienced volatility in our mark-to-market adjustment on our diesel hedging program that caused a $2.5 million increase in our cost of operations during the year ended June 30, 2012.

A portion of our business depends on our ability to provide surety bonds or letters of credit and we may be unable to compete for or work on certain projects if we are not able to obtain the necessary surety bonds or letters of credit. A portion of our contracts require and we expect that a portion of our future contracts will require that we provide our customers with security for the performance of their projects. This security may be in the form of a "performance bond" (a bond whereby a commercial surety provides for the benefit of the customer a bond insuring completion of the project) or a letter of credit. Further, under standard terms in the surety market, sureties issue or continue bonds on a project-by-project basis and can decline to issue bonds at any time or require the posting of additional collateral as a condition to issuing or renewing any bonds.

Current or future market conditions, including losses incurred in the construction industry, decreases in lending activity and increases in our debt, and ultimately our performance on contracts, may have a negative effect on surety providers. These market conditions, as well as changes in our surety providers' assessment of our operating and financial risk, could also cause our surety providers to decline to issue or renew, or substantially reduce the amount of, bonds for our work and could increase our bonding costs. These actions could be taken on short notice. If our surety providers were to limit or eliminate our access to bonding, our alternatives would include seeking bonding capacity from other sureties, finding more business that does not require bonds and posting other forms of collateral for project performance, such as letters of credit or cash. We may be unable to secure these alternatives in a timely manner, on acceptable terms, or at all. Accordingly, if we were to experience an interruption or reduction in our availability of bonding capacity, we may be unable to compete for or work on certain projects and such interruption or reduction could have a material adverse effect on our business, financial condition and results of operations. If we are able to obtain letters of credit, we may be unable to provide the requested terms or amounts of our customers based upon the terms of our revolving credit facility.

We extend credit to customers for purchases of our services. In the past we have had, and in the future we may have, difficulty collecting receivables from customers that are subject to protection under bankruptcy or insolvency laws, are otherwise experiencing financial difficulties or dispute the amount owed to us. We grant credit, generally without collateral, to our customers located throughout the United States and abroad. Consequently, we are subject to potential credit risk related to changes in the electric power and gas utility industries and their performance. Please refer to Note 17 of our consolidated financial statements in Item 8 of this Form 10-K for additional information regarding the concentration of our credit risk among our larger customers. If any of our large customers, some of which are highly leveraged, file for bankruptcy or experience financial difficulties, we could suffer reduced cash flows and losses in excess of current allowances provided. We could also experience adverse financial effects if our customers dispute or refuse to pay the amounts owed to us for various reasons, such as disagreement as to the terms of the governing contract, or dissatisfaction with the quality or timing of the work we performed. Our allowance for doubtful accounts was less than 1% of accounts receivable at June 30, 2012. We cannot provide assurance that this estimate will be realized or that the allowance will be sufficient.

Weather conditions can adversely affect our operations and, consequently, revenues. The electric infrastructure servicing business is subject to seasonal variations, which may cause our operating results to vary significantly from period to period and could cause the market price of our stock to fall. Due to the fact that a significant portion of our business is performed outdoors, our results of operations are subject to seasonal variations. These seasonal variations affect our core activities of substation and renewable project work and maintaining, upgrading and extending electrical distribution and transmission powerlines and not only our storm restoration services. Sustained periods of rain, especially when widespread throughout our service area, can negatively affect our results of operations for a particular period. In addition, during periods of El Niño conditions, typically more rainfall than average occurs over portions of the U.S. Gulf Coast and Florida, which includes a significant portion of our service territory. Generally, during the winter months, demand for new work and maintenance services may be lower due to reduced construction activity during inclement weather. As a result, operating results may vary significantly from period to period.

Our financial results are based upon estimates and assumptions that may differ from actual results. In preparing our consolidated financial statements in conformity with accounting principles generally accepted in the United States ("U.S. GAAP"), several estimates and assumptions are used by management in determining the reported amounts of assets and liabilities, revenues and expenses recognized during the periods presented and disclosures of contingent assets and liabilities known to exist as of the date of the financial statements. These estimates and assumptions must be made because certain information that is used in the preparation of our financial statements is dependent on future events, cannot be calculated with a high degree of precision from data available or is not capable of being readily calculated based on generally accepted methodologies. In some cases, these estimates are particularly difficult to determine and we must exercise significant judgment. Estimates are primarily used in our assessment of the allowance for doubtful accounts, valuation of inventory, useful lives and salvage values of property and equipment, fair value assumptions in analyzing goodwill and long-lived asset impairments, self-insured claims liabilities, forfeiture estimates relating to stock-based compensation, revenue recognition and provision for income taxes. Actual results for all estimates could differ materially from the estimates and assumptions that we use, which could have a material adverse effect on our business, financial condition and results of operations.

Failure to maintain effective internal control over financial reporting could have a material adverse effect on our business, operating results and stock price. According to requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the related rules of the SEC, we must assess our ability to maintain effective internal controls over financial reporting. If we are unable to maintain adequate internal controls, our business and operating results could be harmed. If our management or our independent registered public accounting firm were to conclude in their reports that our internal control over financial reporting was not effective, investors could lose confidence in our reported financial information and the trading price of our stock could drop significantly.

We have incurred indebtedness under a revolving credit facility, which may restrict our business and operations, and restrict our future access to sufficient funding to finance desired growth. On August 24, 2011, we replaced our prior credit facility with a new $200.0 million revolving credit facility. As of such date, we had $115.0 million in borrowings and $61.9 million of availability under this facility (after giving effect to outstanding standby letters of credit of $23.1 million). On June 27, 2012, we exercised the accordion loan feature of the new revolving credit facility and entered into a commitment increase agreement with our lenders thereby increasing the lenders' commitments by $75 million, from $200.0 million to $275.0 million. The increased commitments will be used to support our general corporate purposes, including funding the UCS acquisition completed on July 2, 2012. See Note 21 of the Notes to Consolidated Financial Statements for additional information regarding the UCS acquisition. As of June 30, 2012, we had $123.0 million of borrowings outstanding and $139.2 million of availability under the $275.0 million revolving credit facility (after giving effect to outstanding standby letters of credit of $12.8 million). Our borrowing availability is subject to, and potentially limited by, our compliance with the covenants of our revolving credit facility.

We typically dedicate a portion of our cash flow to debt service. If we do not ultimately have sufficient earnings to service our debt, which matures in fiscal 2016, we would need to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, which we may not be able to do on commercially reasonable terms or at all.

All of our outstanding indebtedness consists of borrowings under our revolving credit facility with a group of financial institutions, which are secured by substantially all of our assets. The terms of our revolving credit facility include customary events of default and covenants that limit us from taking certain actions without obtaining the consent of the lenders. In addition, our revolving credit facility requires us to maintain certain financial ratios and restricts our ability to incur additional indebtedness. The restrictions and covenants in our revolving credit facility may limit our ability to respond to changing business and economic conditions and may prevent us from engaging in transactions that might otherwise be considered beneficial to us.

A breach of our revolving credit facility, including any inability to comply with the required financial ratios, could result in a default. In the event of any default, the lenders thereunder would be entitled to accelerate the repayment of amounts outstanding, plus accrued and unpaid interest. Moreover, these lenders would have the option to terminate any obligation to make further extensions of credit under our revolving credit facility. In the event of a default under our revolving credit facility, the lenders thereunder could also proceed to foreclose against the assets securing such obligations. In the event of a foreclosure on all or substantially all of our assets, we may not be able to continue to operate as a going concern. Outstanding letters of credit issued under our revolving credit facility would need to be replaced with other forms of collateral. Cross defaults may also occur on other agreements including surety and lease agreements.

We may be unsuccessful at acquiring companies or at integrating companies that we acquire, and as a result, we may not achieve the expected benefits and our profitability could materially suffer. One of our growth strategies is to consider acquisitions of additional companies that will allow us to continue to expand our energy solutions platform and geographic footprint, when attractive opportunities arise. We expect to face competition for acquisition candidates, which may limit the number of acquisition opportunities and may lead to higher acquisition prices. We may not be able to identify, acquire or profitably manage additional businesses or to integrate successfully any acquired businesses without substantial costs, delays or other operational or financial problems. Further, acquisitions involve a number of special risks, including failure of the acquired business to achieve expected results, diversion of management's attention, difficulties integrating the operations and personnel of acquired businesses, failure to retain key personnel of the acquired business , risks arising from the prior operations of acquired companies, and risks associated with unanticipated events or liabilities, some or all of which could have a material adverse effect on our business, financial condition and results of operations. In addition, we may not be able to obtain the necessary acquisition financing or we may have to increase our indebtedness in order to finance an acquisition. If we finance acquisitions by issuing convertible debt or equity securities, our existing stockholders may be diluted, which could adversely affect the market price of our stock. Our future business, financial condition and results of operations could suffer if we fail to successfully implement our acquisition strategy.

Our inability to enforce non-competition agreements with former principals and key management of the businesses we acquire may adversely affect our operating results, cash flows and liquidity. In connection with our acquisitions, we generally require that key management and the former principals of the businesses we acquire enter into non-competition agreements in our favor. The laws of each state differ concerning the enforceability of non-competition agreements. Generally, state courts will examine all of the facts and circumstances at the time a party seeks to enforce a non-competition agreement; consequently, we cannot predict with certainty whether, if challenged, a court will enforce any particular non-competition agreement. If one or more former principals or members of key management of the businesses we acquire violate or seek to violate these non-competition agreements, and the courts refuse to enforce the non-compete agreement entered into by such person or persons, we might be subject to increased competition, which could materially and adversely affect our operating results, cash flows and liquidity.

During the ordinary course of our business, we may become subject to lawsuits or indemnity claims, which could materially and adversely affect our business, financial condition and results of operations. We have in the past been, and may in the future be, named as a defendant in lawsuits, claims and other legal proceedings during the ordinary course of our business. These actions may seek, among other things, compensation for alleged personal injury, workers' compensation, employment discrimination, breach of contract, property damage, punitive damages, civil penalties or other losses, consequential damages or injunctive or declaratory relief. In addition, pursuant to our service arrangements, we generally indemnify our customers for claims related to the services we provide thereunder. Furthermore, our services are integral to the operation and performance of the electric distribution and transmission infrastructure. As a result, we may become subject to lawsuits or claims for any failure of the systems that we work on, even if our services are not the cause for such failures. In addition, we may incur civil and criminal liabilities to the extent that our services contributed to any property damage. With respect to such lawsuits, claims, proceedings and indemnities, we have and will accrue reserves in accordance with U.S. GAAP. In the event that such actions or indemnities are ultimately resolved unfavorably at amounts exceeding our accrued reserves, or at material amounts, the outcome could materially and adversely affect our reputation, business, financial condition and results of operations. In addition, payments of significant amounts, even if reserved, could adversely affect our liquidity position.

Our participation in partnerships or alliances exposes us to liability and/or harm to our reputation for failures of our partners. As part of our business, we enter into partnership or alliance arrangements. The purpose of these agreements is typically to combine skills and resources to allow for the performance of particular projects. Success on these jointly performed projects depends in large part on whether our partners satisfy their contractual obligations. We and our partners generally will be jointly and severally liable for all liabilities and obligations. If a partner fails to perform or is financially unable to bear its portion of required capital contributions or other obligations, including liabilities stemming from claims or lawsuits, we could be required to make additional investments, provide additional services or pay more than our proportionate share of a liability to make up for our partner's shortfall. Further, if we are unable to adequately address our partner's performance issues, the customer may terminate the project, which could result in legal liability to us, harm our reputation and reduce our profit on a project.

Our failure to comply with, or the imposition of liability under, environmental laws and regulations could result in significant costs. Our facilities and operations, including fueling and truck maintenance, repair, washing and final-stage manufacturing, are subject to various environmental laws and regulations relating principally to the use, storage and disposal of solid and hazardous wastes and the discharge of pollutants into the air, water and land. Violations of these requirements, or of any permits required for our operations, could result in significant fines or penalties. We are also subject to laws and regulations that can impose liability, sometimes without regard to fault, for investigating or cleaning up contamination, as well as for damages to property or natural resources and for personal injury arising out of such contamination. Such liabilities may also be joint and several, meaning that we could be held responsible for more than our share of the liability involved, or even the entire amount. The presence of environmental contamination could also interfere with ongoing operations or adversely affect our ability to sell or lease our properties. In the event we fail to obtain or comply with any permits required for such activities, or such activities cause any environmental damage, we could incur significant liability. We have incurred costs in connection with environmental compliance, remediation and/or monitoring, and we anticipate that we will continue to do so. Discovery of additional contamination for which we are responsible, the enactment of new laws and regulations, or changes in how existing requirements are enforced, could require us to incur additional costs for compliance or subject us to unexpected liabilities.

Our results of operations could be adversely affected as a result of the impairment of goodwill or other intangibles. When we acquire a business, we record an asset called "goodwill" equal to the excess amount we pay for the business, including liabilities assumed, over the fair value of the tangible and intangible assets of the business we acquire. In accordance with U.S. GAAP, we must identify and value intangible assets that we acquire in business combinations, such as customer arrangements, customer relationships and non-compete agreements, that arise from contractual or other legal rights or that are capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged. The fair value of identified intangible assets is based upon an estimate of the future economic benefits expected to result from ownership, which represents the amount at which the assets could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale.

U.S. GAAP provides that goodwill and other intangible assets that have indefinite useful lives not be amortized, but instead must be tested at least annually for impairment, and intangible assets that have finite useful lives should be amortized over their useful lives. U.S. GAAP also provides specific guidance for testing goodwill and other non-amortized intangible assets for impairment. U.S. GAAP requires management to make certain estimates and assumptions to allocate goodwill to reporting units and to determine the fair value of reporting unit net assets and liabilities, including, among other things, an assessment of market conditions, projected cash flows, investment rates, cost of capital and growth rates, which could significantly impact the reported value of goodwill and other intangible assets. Fair value is determined using a combination of the discounted cash flow, market multiple and market capitalization valuation approaches. Absent any impairment indicators, we perform our impairment tests annually during the fourth quarter, or more frequently if impairment indicators are present.

We review our intangible assets with finite lives for impairment when events or changes in business conditions indicate the carrying value of the assets may not be recoverable, as required by U.S. GAAP. An impairment of intangible assets with finite lives exists if the sum of the undiscounted estimated future cash flows expected is less than the carrying value of the assets. If this measurement indicates a possible impairment, we compare the estimated fair value of the asset to the net book value to measure the impairment charge, if any.

We cannot predict the occurrence of certain future events that might adversely affect the reported value of goodwill and other intangible assets that totaled $166.5 million at June 30, 2012. Such events include strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on our customer base, material negative changes in our relationships with material customers and other parties breaching their contractual obligations under non-compete agreements. Any material decline in our market capitalizations could also result in an impairment of our goodwill. Future impairments, if any, will be recognized as operating expenses.

Risks associated with operating in international markets could restrict our ability to expand globally and harm our business and prospects, and we could be adversely affected by our failure to comply with the laws applicable to our foreign activities, including the U.S. Foreign Corrupt Practices Act and other similar worldwide anti-bribery laws. We are in the process of expanding our operations internationally and expect that the number of countries that we operate in could increase over the next few years. Economic conditions, including those resulting from wars, civil unrest, acts of terrorism and other conflicts or volatility in the global markets, may adversely affect our customers, their demand for our services and their ability to pay for our services. Furthermore, we anticipate our ability to provide construction services in these countries would be heavily reliant on local workforces to perform the non-management labor. These workforces will be susceptible to local labor issues, some of which we may be unaware. Consequently, we could have difficulty performing under our agreements in these countries if the local workforce is incapable, uncooperative or unwilling to contract with us. In addition, there are numerous risks inherent in conducting our business internationally, including, but not limited to, potential instability in international markets, changes in regulatory requirements applicable to international operations, currency fluctuations in foreign countries, political, economic and social conditions in foreign countries and complex U.S. and foreign laws and treaties, including tax laws and the U.S. Foreign Corrupt Practices Act of 1977, as amended (the "FCPA"). These risks could restrict our ability to provide services to international customers or to operate our international business profitably, and our overall business and results of operations could be negatively impacted by our foreign activities.

The FCPA and similar anti-bribery laws in other jurisdictions prohibit U.S.-based companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business. We have policies and procedures designed to ensure that we, our employees and our agents comply with the FCPA and other anti-bribery laws. However, there is no assurance that such policies or procedures will protect us against liability under the FCPA or other laws for actions taken by our agents, employees and intermediaries. If we are found to be liable for FCPA violations (either due to our own acts or our inadvertence, or due to the acts or inadvertence of others), we could suffer from severe criminal or civil penalties or other sanctions, which could have a material adverse effect on our reputation and our business, financial condition and results of operations. In addition, detecting, investigating, and resolving actual or alleged FCPA violations is expensive and can consume significant time and attention of our senior management.

We may incur additional healthcare costs arising from federal healthcare reform legislation. In March 2010, the Patient Protection and Affordable Care Act and the Health Care and Education Reconciliation Act of 2010 were signed into law in the United States. This legislation expands health care coverage to many uninsured individuals and expands coverage to those already insured. The changes required by this legislation could cause us to incur additional healthcare and other costs, although we do not expect any material short-term impact on our financial results as a result of the legislation. We are currently assessing the extent of any long-term impact from the legislation, including any potential changes to this legislation.

The market price of our stock may be influenced by many factors, some of which are beyond our control. These factors include the various risks described in this section as well as the following:

- the failure of securities analysts to continue to cover our common stock or changes in financial estimates or recommendations by analysts;
- announcements by us or our competitors of significant contracts, acquisitions or capital commitments;
- changes in market valuation or earnings of our competitors;
- variations in quarterly operating results;
- internal control failures;
- changes in management;
- availability of capital;
- general economic conditions;
- terrorist acts;
- legislation;
- future sales of our common stock; and
- investor perception of us and the electric utility industry.

Additional factors that do not specifically relate to our company or the electric utility industry may also materially reduce the market price of our common stock, regardless of our operating performance.

Shares eligible for future sale may cause the market price of our common stock to drop significantly, even if our business is doing well. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

As of June 30, 2012, there were 35,052,195 shares of our common stock outstanding. Of this amount, 19,267,193 shares of common stock were freely tradeable without restriction or further registration under the Securities Act of 1933, as amended, by persons other than our affiliates within the meaning of Rule 144 under the Securities Act.

On August 1, 2011, in connection with our acquisition of Pine Valley, we issued 766,697 shares of unregistered common stock to Michael B. Horan, as seller of Pine Valley, and issued 215,972 shares of unregistered common stock to First Tennessee Bank, as agent under escrow agreement. These shares of common stock have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. These shares were issued in a private placement in reliance upon Section 4(2) under the Securities Act of 1933.

Additionally, we have filed a "shelf" registration statement with the SEC pursuant to which Lindsay Goldberg, LLC and its affiliates may sell up to 8,000,000 shares, or approximately 25%, of our common stock at any time in one or more offerings. The registration statement was declared effective by the SEC on September 20, 2006. The offer or sale of all or a portion of such shares may have an adverse effect on the market price of our common stock. We are required to pay the expenses associated with such offerings.

The concentration of our capital stock will limit other stockholders ability to influence corporate matters. Lindsay Goldberg, LLC and its affiliates ("Lindsay Goldberg") own approximately 37% of the total voting power of our outstanding shares of common stock. In addition, J. Eric Pike, our Chairman and CEO, has the ability to control approximately 6% of the total voting power of our outstanding shares of common stock. Lindsay Goldberg and Mr. Pike also are parties to an agreement whereby Lindsay Goldberg has agreed to vote its shares in favor of Mr. Pike being a member of our board of directors subject to certain conditions. As a result, Lindsay Goldberg and Mr. Pike have the ability to exert substantial influence or actual control over our management and affairs and over most matters requiring action by our stockholders. The interests of Lindsay Goldberg or Mr. Pike, or their respective affiliates, may not coincide with the interests of the other holders of our common stock. This concentration of ownership also may have the effect of delaying or preventing a change in control otherwise favored by our other stockholders and could depress the stock price.

Anti-takeover provisions of our charter and bylaws may reduce the likelihood of any potential change of control or unsolicited acquisition proposal that stockholders might consider favorable. The anti-takeover provisions of Delaware law create various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing stockholders. Additionally, provisions of our charter and bylaws could deter, delay or prevent a third-party from acquiring us, even if doing so would benefit our stockholders. These provisions include: the authority of the board to issue preferred stock with terms as the board may determine; the absence of cumulative voting in the election of directors; limitations on who may call special meetings of stockholders; and, advance notice requirements for stockholder proposals.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

Our headquarters and primary fleet facility are located in Mount Airy, North Carolina. As of June 30, 2012, we owned 13 facilities and leased 38 properties throughout our service territory. Most of our properties are used as offices or for fleet operations. We have pledged our owned properties as collateral under our credit facility. We continuously review our property needs and, as a result, may consolidate or eliminate certain facilities in the future. However, no specific future eliminations or consolidations have been identified. We believe that our facilities are adequate for our current operations.

ITEM 3. *LEGAL PROCEEDINGS*

We are from time to time a party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of business. These actions typically seek, among other things, (i) compensation for alleged personal injury, workers' compensation, employment discrimination, breach of contract, or property damages, (ii) punitive damages, civil penalties or other damages, or (iii) injunctive or declaratory relief. With respect to all such lawsuits, claims and proceedings, we record reserves when it is probable a liability has been incurred and the amount of loss can be reasonably estimated. We do not believe that any of these proceedings, individually or in the aggregate, would be expected to have a material adverse effect on our results of operations, financial position or cash flows.

ITEM 4. *MINE SAFETY DISCLOSURES*

This item is not applicable.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Market Information

Our common stock began trading on the New York Stock Exchange ("NYSE") on July 27, 2005 at the time of our IPO and can now be found under the symbol "PIKE." The table below presents the high and low sales prices per share of our common stock as reported on the NYSE for the periods indicated:

	Fiscal 2012		Fiscal 2011	
	High	Low	High	Low
First Quarter	$9.91	$6.64	$ 9.99	$6.67
Second Quarter	7.95	6.20	9.20	6.68
Third Quarter	9.62	7.13	10.17	8.12
Fourth Quarter	8.60	6.95	10.49	7.90

As of August 31, 2012, there were 52 stockholders of record of our common stock.

Dividend Policy

We have not declared or paid any cash dividends on our common stock since our IPO. We do not intend to declare or pay any cash dividends on our common stock in the foreseeable future. The declaration, payment and amount of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, results of operations, cash flows from operations, current and anticipated capital requirements and expansion plans, any contractual restrictions (including under our credit facility), the income tax laws then in effect and the requirements of Delaware law.

Recent Sales of Unregistered Securities

On August 1, 2011, in connection with our acquisition of Pine Valley, we issued 766,697 shares of unregistered common stock to Michael B. Horan, as seller of Pine Valley, and issued 215,972 shares of unregistered common stock to First Tennessee Bank, as agent under escrow agreement dated August 1, 2011. The foregoing shares were issued at $9.26 per share, based on the average closing price of our common stock on the NYSE for the twenty most recent trading days prior to August 1, 2011, in accordance with the acquisition agreement. These shares of common stock have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. These shares were issued in a private placement in reliance upon Section 4(2) under the Securities Act of 1933. See Note 3 of the Notes to Consolidated Financial Statements for additional details of the Pine Valley acquisition.

Purchases of Equity Securities

The following table provides information about repurchases of our common stock during the three-month period ended June 30, 2012:

Period	Total Number of Shares Purchased (1)	Average Price Paid per Share ($)	Total Number of Shares Purchased as Part of Publically Announced Program	Approximate Dollar Value of Shares that May Yet be Purchsaed under the Program
April 1 through April 30, 2012	1,623	$ 8.31	—	—
May 1, 2012 through May 31, 2012	—	—	—	—
June 1, 2012 through June 30, 2012	—	—	—	—

(1) Represents shares of common stock withheld for income tax purposes in connection with the vesting of shares of restricted stock issued to certain employees.

ITEM 6. *SELECTED FINANCIAL DATA*

The tables on the following pages set forth selected consolidated financial data of Pike Electric Corporation for each of the years in the five-year period ended June 30, 2012. The selected consolidated financial data as of June 30, 2012, 2011, 2010, 2009, and 2008 and for each of the five years in the period ended June 30, 2012, was derived from the audited consolidated financial statements of Pike Electric Corporation.

The consolidated financial data should be read in conjunction with "Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8—Financial Statements and Supplementary Data" included elsewhere herein.

	Year Ended June 30,				
	2012	2011	2010	2009	2008
	(in thousands, except per share amounts)				
Statement of Operations Data (1):					
Core revenues	$614,623	$529,335	$457,448	$460,630	$502,632
Storm restoration revenues	70,546	64,523	46,636	152,846	49,397
Total revenues	685,169	593,858	504,084	613,476	552,029
Cost of operations (2)	593,478	525,915	456,317	503,203	460,325
Gross profit	91,691	67,943	47,767	110,273	91,704
General and administrative expenses	66,219	57,675	51,994	50,248	41,724
(Gain) loss on sale and impairment of property and equipment	(626)	751	1,239	2,116	3,043
Restructuring expenses (3)	—	—	8,945	—	—
Income (loss) from operations	26,098	9,517	(14,411)	57,909	46,937
Other expense (income):					
Interest expense	7,304	6,608	7,908	9,258	13,919
Other, net	(63)	(55)	(298)	(1,552)	(214)
Total other expense	7,241	6,553	7,610	7,706	13,705
Income (loss) before income taxes	18,857	2,964	(22,021)	50,203	33,232
Income tax expense (benefit)	7,974	1,563	(8,562)	18,634	12,983
Net income (loss)	$ 10,883	$ 1,401	$ (13,459)	$ 31,569	$ 20,249
Earnings (loss) per share:					
Basic	$ 0.31	$ 0.04	$ (0.41)	$ 0.96	$ 0.62
Diluted	$ 0.31	$ 0.04	$ (0.41)	$ 0.94	$ 0.60
Shares used in computing earnings (loss) per share:					
Basic	34,678	33,399	33,132	33,023	32,810
Diluted	35,111	33,996	33,132	33,741	33,666

	As of June 30,				
	2012	2011	2010	2009	2008
	(in thousands)				
Balance Sheet Data:					
Cash and cash equivalents	$ 1,601	$ 311	$ 11,133	$ 43,820	$ 11,357
Working capital	113,842	84,342	73,530	98,379	71,413
Property and equipment, net	174,655	177,682	194,885	222,539	229,119
Total assets	538,148	493,609	505,378	548,969	510,660
Total current liabilities	79,303	78,488	78,532	77,554	71,420
Total long-term liabilities	181,920	160,732	177,378	214,450	218,288
Total stockholders' equity	276,925	254,389	249,468	256,965	220,952

(1) Statement of operations data include the results of each acquired operation since the date of acquisition: Shaw Energy Delivery Services, Inc. – September 1, 2008; Facilities Planning & Siting, PLLC – June 30, 2009; Klondyke Construction LLC – June 30, 2010; and Pine Valley Power, Inc. – August 1, 2011.

(2) Cost of operations includes $3.3 million of costs for the fiscal year ended June 30, 2010 related to the cleanup of certain petroleum-related products on an owned property in Georgia. The remediation of the site is complete.

(3) Restructuring expenses for fiscal 2010 of $8.9 million relates to the implementation of cost restructuring measures in distribution operations and support services. The pre-tax restructuring charge consisted of $1.0 million for severance and other termination benefits and $7.9 million for the non-cash writedown of fleet and other fixed assets to be disposed. See Note 4 of the Notes to Consolidated Financial Statements.

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our historical consolidated financial statements and related notes thereto in "Item 8—Financial Statements and Supplementary Data" The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties, including those identified in "Risk Factors."

Overview

Pike Electric Corporation, headquartered in Mount Airy, North Carolina, is one of the largest providers of energy solutions for investor-owned, municipal and co-operative electric utilities in the United States. Since our founding in 1945, we have evolved from our roots as a specialty non-unionized contractor for electric utilities focused on the distribution sector in the Southeastern United States to a national, leading turnkey energy solutions provider with diverse capabilities servicing over 300 investor-owned, municipal and co-operative electric utilities, including American Electric Power Company, Inc., Dominion Resources, Inc., Duke Energy Corporation, Duquesne Light Company, E.On AG, Florida Power & Light Company, PacifiCorp, Progress Energy, Inc., South Carolina Electric & Gas Company, and The Southern Company. Leveraging our core competencies as a company primarily focused on providing a broad range of electric infrastructure services principally for utilities customers, we believe our experienced management team has positioned us to benefit from the substantial long term growth drivers in our industry.

Services

Over the past four years, we have reshaped our business platform and territory significantly from being a distribution construction company based primarily in the Southeastern United States to a national energy solutions provider. We have done this organically and through strategic acquisitions of companies with complementary service offerings and geographic footprints. Our comprehensive suite of energy solutions now includes siting, permitting, engineering, design, installation, maintenance and repair of power delivery systems, including renewable energy projects. Our planning and siting process leverages technology and the collection of environmental, cultural, land use and scientific data to facilitate successful right-of-way negotiations and permitting for transmission and distribution construction projects, powerlines, substations and renewable energy installations. Our engineering and design capabilities include designing, providing EPC services, owner engineering, project management, multi-entity coordination, grid integration, electrical BOP and system planning for individual or turnkey powerline, substation and renewable energy projects. Our construction and maintenance capabilities include substation, distribution (underground and overhead) and transmission with voltages up to 345 kV. We are also a recognized leader in storm restoration due to our ability to rapidly mobilize thousands of existing employees and equipment within 24 hours, while maintaining a functional workforce for unaffected customers.

Our comprehensive suite of energy solutions now includes facilities planning and siting, permitting, engineering, design, installation, maintenance and repair of power delivery systems, including renewable energy projects, all as further described in the table below:

Service	Revenue Category	Description
Planning & Siting	Engineering and Substation	Our planning and siting process leverages technology and the collection of environmental, regulatory, economic, cultural, land use and scientific data to facilitate successful right-of-way negotiations, licensing and permitting for powerlines, substations and electrical generation facilities. We also provide NERC reliability studies and renewable generation interconnection studies.
Engineering & Design	Engineering and Substation	We provide design, EPC, owner engineer, project management, material procurement, multi-entity coordination, grid integration, BOP, training, consulting, DOT projects, and Thermal Rate solutions for individual or turnkey powerline, substation and renewable energy projects. We also provide engineering and design services for the communication industry for wireline and wireless communication infrastructure with the acquisition of UCS on July 2, 2012.
Transmission and Distribution Construction	Overhead Distribution and Other, Underground Distribution and Transmission	We provide overhead and underground powerline construction, upgrade, inspection, and extension services (predominately single-pole and H-frame wood, concrete or steel poles) for distribution networks and transmission lines with voltages up to 345 kV, energized maintenance work for voltages up to 500 kV. Overhead services consist of construction, repair and maintenance of wire and components in energized overhead electric distribution and transmission systems. Underground services range from simple residential installations, directional boring, concrete encased duct and manhole installation, to the construction of complete underground distribution facilities.
Substation Construction	Engineering and Substation	We provide substation construction and service up to 500 kV. Substation services include: construction of new substations, existing substation upgrades, relay testing, transformer maintenance and hauling, foundations, commissioning, emergency outage response and Smart Grid component installation. We also specialize in relay metering and control solutions.
Renewables	Depending on project, can be any type of core revenue	We provide a total energy solution platform, including preliminary studies, planning, siting and permitting, engineering and design, construction, procurement, testing and commissioning, and grid interconnection.
Storm Restoration Services	Storm Restoration Services	Storm restoration involves the repair or reconstruction of any part of a distribution or sub-500 kV transmission network, including substations, power lines, utility poles or other components, damaged during snow, ice or wind storms, flash floods, hurricanes, tornadoes or other natural disasters. We are a recognized leader in storm restoration, due to our ability to rapidly mobilize thousands of existing employees and equipment within 24 hours, while maintaining a functional force for unaffected customers.

While storm restoration services can generate significant revenues, their unpredictability is demonstrated by comparing our revenues from those services in the last five fiscal years which have ranged from 8.9% to 24.9% of total revenues. During periods with significant storm restoration work, we generally see man-hours diverted from core work, which decreases core revenues. The table below sets forth our revenues by category of service for the periods indicated:

Fiscal Year	Core Revenues (in millions)	Percentage of Total Revenues	Storm Restoration Revenues (in millions)	Percentage of Total Revenues	Total Revenues (in millions)
2008	$ 502.6	91.1%	$ 49.4	8.9%	$ 552.0
2009	$ 460.6	75.1%	$ 152.9	24.9%	$ 613.5
2010	$ 457.5	90.7%	$ 46.6	9.3%	$ 504.1
2011	$ 529.3	89.1%	$ 64.5	10.9%	$ 593.8
2012	$ 614.6	89.7%	$ 70.6	10.3%	$ 685.2

Seasonality and Fluctuations of Results

Our services are performed outdoors and, as a result, our results of operations can be subject to seasonal variations due to weather conditions. These seasonal variations affect both our construction and storm restoration services. Extended periods of rain can negatively affect the deployment of our construction crews, particularly with respect to underground work. During the winter months, demand for construction work is generally lower due to inclement weather. In addition, demand for construction work generally increases during the spring months due to improved weather conditions and is typically the highest during the summer months due to better weather conditions. Due to the unpredictable nature of storms, the level of our storm restoration revenues fluctuates from period to period.

Inflation

Due to relatively low levels of inflation experienced in recent years, inflation has not had a significant effect on our results. However, we have experienced fuel cost volatility during recent fiscal years.

Basis of Reporting

Revenues. We derive our revenues from one reportable segment through two service categories — core services and storm restoration services. Our core services include siting, permitting, engineering, design, installation, maintenance and repair of power delivery systems, including renewable energy projects. Our storm restoration services involve the rapid deployment of our highly-trained crews and related equipment to restore power on transmission and distribution systems during crisis situations, such as hurricanes, ice storms or wind storms.

Approximately 80% of our services, including the majority of our core services and a majority of our storm restoration services, are provided under MSAs, which are based on a price per hour worked or a price per unit of service. Revenues generated on an hourly basis are determined based on actual labor and equipment time completed and on materials billed to our customers. Revenue based on hours worked is recognized as hours are completed. We recognize revenue on unit-based services as the units are completed. The remaining 20% of our annual revenues are from fixed-price agreements. The mix of hourly and per unit revenues changes during periods of high storm restoration services, as these services are all billed on an hourly basis. Revenues for longer duration fixed-price contracts are recognized using the percentage-of-completion method, measured by the percentage of costs incurred to date to total estimated costs for each contract.

Cost of Operations. Our cost of operations consists primarily of compensation and benefits to employees, insurance, fuel, specialty equipment, rental, operating and maintenance expenses relating to vehicles and equipment, materials and tools and supplies. Our cost of operations also includes depreciation, primarily relating to our vehicles and heavy equipment.

General and Administrative Expenses. General and administrative expenses include costs not directly associated with performing work for our customers. These costs consist primarily of compensation and related benefits of management and administrative personnel, facilities expenses, professional fees and administrative overhead.

Interest Expense. In addition to cash interest expense, interest expense includes amortization of deferred loan costs, deferred compensation accretion and the write-off of unamortized deferred loan costs resulting from prepayments of debt.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires management to make certain estimates and assumptions for financial information that affect the amounts reported in the financial statements and accompanying notes. On an ongoing basis, we evaluate these estimates and assumptions, including those related to revenue recognition for work in progress, allowance for doubtful accounts, self-insured claims liability, valuation of goodwill and other intangible assets, asset lives and salvage values used in computing depreciation and amortization, including amortization of intangibles, accounting for income taxes, contingencies, litigation and stock-based compensation. Application of these estimates and assumptions requires the exercise of judgment as to future uncertainties and, as a result, actual results could differ from these estimates. We believe the following to be our most important accounting policies, including those that use significant judgments and estimates in the preparation of our consolidated financial statements.

Revenue Recognition. Revenues from service arrangements are recognized when services are performed. We recognize revenue from hourly services based on actual labor and equipment time completed and on materials when billable to our customers. We recognize revenue on unit-based services as the units are completed. We recognize the full amount of any estimated loss on these projects if estimated costs to complete the remaining units for the project exceed the revenue to be received from such units.

Revenues for fixed-price contracts are recognized using the percentage-of-completion method, measured by the percentage of costs incurred to date to total estimated costs for each contract. Contract costs include all direct material, labor and subcontract costs, as well as indirect costs related to contract performance, such as indirect labor, tools, repairs and depreciation. The cost estimation process is based on the professional knowledge and experience of our engineers, project managers, field construction supervisors, operations management and financial professionals. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revisions to costs and income and their effects are recognized in the period in which the revisions are determined. At the time a loss on a contract becomes known, the entire amount of the estimated ultimate loss is accrued.

The current asset "Costs and estimated earnings in excess of billings on uncompleted contracts" represents revenues recognized in excess of amounts billed. The current liability "Billings in excess of costs and estimated earnings on uncompleted contracts" represents billings in excess of revenues recognized.

Allowance for Doubtful Accounts. We provide an allowance for doubtful accounts that represents an estimate of uncollectible accounts receivable. The determination of the allowance includes certain judgments and estimates including our customers' willingness or ability to pay and our ongoing relationship with the customer. In certain instances, primarily relating to storm restoration work and other high-volume billing situations, billed amounts may differ from ultimately collected amounts. We incorporate our historical experience with our customers into the estimation of the allowance for doubtful accounts. These amounts are continuously monitored as additional information is obtained. Accounts receivable are primarily due from customers located within the United States. Any material change in our customers' business or cash flows would affect our ability to collect amounts due.

Property and Equipment. We capitalize property and equipment as permitted or required by applicable accounting standards, including replacements and improvements when costs incurred for those purposes extend the useful life of the asset. We charge maintenance and repairs to expense as incurred. Depreciation on capital assets is computed using the straight-line method based on the useful lives of the assets, which range from 3 to 39 years. Our management makes assumptions regarding future conditions in determining estimated useful lives and potential salvage values. These assumptions impact the amount of depreciation expense recognized in the period and any gain or loss once the asset is disposed.

We review our property and equipment for impairment when events or changes in business conditions indicate the carrying value of the assets may not be recoverable, as required by U.S. GAAP. An impairment of assets classified as "held and used" exists if the sum of the undiscounted estimated future cash flows expected is less than the carrying value of the assets. If this measurement indicates a possible impairment, we compare the estimated fair value of the asset to the net book value to measure the impairment charge, if any. If the criteria for classifying an asset as "held for sale" have been met, we record the asset at the lower of carrying value or fair value, less estimated selling costs. We continually evaluate the depreciable lives and salvage values of our equipment.

Valuation of Goodwill and Other Intangible Assets. We test our goodwill for impairment annually or more frequently if events or circumstances indicate impairment may exist. Examples of such events or circumstances could include a significant change in business climate or a loss of significant customers. We complete our annual analysis of our reporting units as of the first day of our fourth fiscal quarter. For purposes of our fiscal 2012 analysis, we had three reporting units – non-union construction, union construction, and engineering. In evaluating reporting units, we first consider our operating segment and related components in accordance with U.S. GAAP. We allocate goodwill to the reporting units that are expected to benefit from the synergies of the business combinations generating the goodwill. We apply a two-step fair value-based test to assess goodwill for impairment. The first step compares the fair values of the reporting units to their carrying amounts, including goodwill. If the carrying amount of any reporting unit exceeds its fair value, the second step is then performed. The second step compares the carrying amount of the reporting unit's goodwill to the implied fair value of the goodwill. If the implied fair value of the goodwill is less than the carrying amount, an impairment loss would be recorded.

We determine the fair value of our reporting units based on a combination of the income approach, using a discounted cash flow model, and a market approach, which considers comparable companies and transactions. Under the income approach, the discounted cash flow model determines fair value based on the present value of projected cash flows over a specific projection period and a residual value related to future cash flows beyond the projection period. Both values are discounted using a rate which reflects our best estimate of the weighted average cost of capital of a market participant, and is adjusted for appropriate risk factors. We perform sensitivity tests with respect to growth rates and discount rates used in the income approach. Under the market approach, valuation multiples are derived based on a selection of comparable companies and acquisition transactions, and applied to projected operating data for each reporting unit to arrive at an indication of fair value.

For our fiscal 2012 annual impairment analysis, we weighted the income and market approaches 70% and 30%, respectively. The income approach was given a higher weight because it has a more direct correlation to the specific economics of the reporting units than the market approach which is based on multiples of companies that, although comparable, may not have the exact same risk factors as our reporting units. The analysis indicated that, as of the first day of our fourth fiscal quarter, the fair values of each of our reporting units exceeded their respective carrying values in excess of 10%. For our analysis, we also considered various elements of an implied control premium in assessing the reasonableness of the reconciliation of the summation of the fair values of the invested capital of our three reporting units (with appropriate consideration of the interest bearing debt) to our overall market capitalization and our net book value. This analysis included (i) the current control premium being paid for companies with a similar market capitalization and within similar industries and (ii) certain synergies that a market participant buyer could realize, such as the elimination of potentially redundant costs. Based on these analyses, management determined that the resulting control premium implied in the annual impairment analysis was between 15% and 25% which was within a reasonable range of current market conditions.

In addition to goodwill, we identify and value other intangible assets that we acquire in business combinations, such as customer arrangements, customer relationships and non-compete agreements, that arise from contractual or other legal rights or that are capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged. The fair value of identified intangible assets is based upon an estimate of the future economic benefits expected to result from ownership, which represents the amount at which the assets could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. For customers with whom we have an existing relationship prior to the date of the transaction, we utilize assumptions that a marketplace participant would consider in estimating the fair value of customer relationships that an acquired entity had with our pre-existing customers in accordance with U.S. GAAP.

Intangible assets with definite lives are amortized over their estimated useful lives and are also reviewed for impairment if events or changes in circumstances indicate that their carrying amount may not be realizable. We have no intangibles with indefinite lives other than goodwill.

Inherent in valuation determinations related to goodwill and other intangible assets are significant judgments and estimates, including assumptions about our future revenue, profitability and cash flows, our operational plans, current economic indicators and market valuations. To the extent these assumptions are incorrect or there are declines in our business outlook, impairment charges may be recorded in future periods.

Insurance and Claims Accruals. In the ordinary course of our business, we are subject to individual workers' compensation, vehicle, general liability and health insurance claims for which we are partially self-insured. We maintain commercial insurance for individual workers' compensation and vehicle and general liability claims exceeding $1.0 million. We also maintain commercial insurance for health insurance claims exceeding $500,000 per person on an annual basis. We determine the amount of our loss reserves and loss adjustment expenses for self-insured claims based on analyses prepared quarterly that use both company-specific and industry data, as well as general economic information. Our estimates for insurance loss exposures require us to monitor and evaluate our insurance claims throughout their life cycles. Using this data and our assumptions about the emerging trends, we estimate the size of ultimate claims. Our most significant assumptions in forming our estimates include the trend in loss costs; the expected consistency with prior year claims of the frequency and severity of claims incurred but not yet reported, changes in the timing of the reporting of losses from the loss date to the notification date, and expected costs to settle unpaid claims. We also monitor the reasonableness of the judgments made in the prior year's estimates and adjust current year assumptions based on that analysis.

While the final outcome of claims may vary from estimates due to the type and severity of the injury, costs of medical claims and uncertainties surrounding the litigation process, we believe that none of these items, when finally resolved, will have a material adverse effect on our financial condition or liquidity. However, should a number of these items occur in the same period, it could have a material adverse effect on the results of operations in a particular quarter or fiscal year.

Stock-Based Compensation. In accordance with U.S. GAAP, we recognize the cost of employee services received in exchange for an award of equity instruments in the financial statements over the period the employee is required to perform the services in exchange for the award (presumptively the vesting period). We measure the cost of employee services received in exchange for an award based on the grant-date fair value of the award.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. The risk-free interest rate is based on the U.S. Treasury rate for the expected term of the option at the time of grant. As of July 1, 2010, we began to use our historical volatility as a basis for our expected volatility. Prior to that, we had limited trading history beginning July 27, 2005 and had based our expected volatility on the average long-term historical volatilities of peer companies. We are using the "simplified method" to calculate the expected terms of the options as allowed under U.S. GAAP, which represents the period of time that options granted are expected to be outstanding. Forfeitures are estimated based on certain historical data. We will continue to use this method until we have sufficient historical exercise experience to give us confidence that our calculations based on such experience will be reliable. It is our current intent not to issue dividends and none are contemplated when estimating fair value for our option awards.

Results of Operations

The following table sets forth selected statement of operations data as percentages of revenues for the periods indicated (dollars in millions):

	Year Ended June 30,					
	2012		2011		2010	
Revenues:						
Core revenues	$614.6	89.7%	$529.3	89.1%	$457.5	90.7%
Storm restoration revenues	70.6	10.3%	64.5	10.9%	46.6	9.3%
Total revenues	685.2	100.0%	593.8	100.0%	504.1	100.0%
Cost of operations	593.5	86.6%	525.9	88.6%	456.3	90.5%
Gross profit	91.7	13.4%	67.9	11.4%	47.8	9.5%
General and administrative expenses	66.2	9.7%	57.6	9.7%	52.0	10.3%
(Gain) loss on sale and impairment of property and equipment	(0.6)	-0.1%	0.8	0.1%	1.3	0.3%
Restructuring expenses	—	—	—	—	8.9	1.8%
Income (loss) from operations	26.1	3.8%	9.5	1.6%	(14.4)	-2.9%
Interest expense and other	7.2	1.0%	6.6	1.1%	7.6	1.5%
Income (loss) before income tax	18.9	2.8%	2.9	0.5%	(22.0)	-4.4%
Income tax expense (benefit)	8.0	1.2%	1.5	0.3%	(8.5)	-1.7%
Net income (loss)	$ 10.9	1.6%	$ 1.4	0.2%	$ (13.5)	-2.7%

Year Ended June 30, 2012 Compared to Year Ended June 30, 2011

Revenues. Revenues increased 15.4%, or $91.4 million, to $685.2 million for the year ended June 30, 2012 from $593.8 million for the year ended June 30, 2011.

Our core revenues increased 16.1% to $614.6 million for the year ended June 30, 2012 from $529.3 million in the prior year. Our acquisition of Pine Valley on August 1, 2011 provided $18.9 million in core revenues for the year ended June 30, 2012. Our project in Tanzania, which began construction in July 2011, provided $10.1 million in core revenue for the year ended June 30, 2012.

The following table contains supplemental information on core revenue and percentage changes by category for the periods indicated:

	Year Ended June 30,		
Category of Core Revenue	2012	2011	% Change
Distribution and other	$418.8	$333.3	25.7%
Transmission	72.5	78.2	-7.3%
Engineering and substation	123.3	117.8	4.7%
Total	$614.6	$529.3	16.1%

- *Distribution and Other Revenues.* Our combined revenues for overhead and underground distribution services increased 25.7% from the prior year period, primarily due to a general increase in demand for overhead distribution maintenance, the addition of Pine Valley ($14.4 million), and our Tanzania project ($10.1 million). This growth rate was affected by our decision to divert distribution crews to respond to increased storm activity from Hurricane Irene and a large Northeast snow storm that occurred during the year ended June 30, 2012. The majority of our distribution services are provided to investor-owned, municipal and co-operative utilities under MSAs. Services provided under these MSAs include both overhead and underground powerline distribution services. Our underground distribution services continue to be adversely affected by a weak market for new residential housing. Our MSAs do not guarantee a minimum volume of work. The MSAs provide a framework for core and storm restoration pricing and provide an outline of the service territory in which we will work or the percentage of overall outsourced distribution work we will provide for the customer. Our MSAs also provide a platform for multi-year relationships with our customers. MSAs enable us to easily increase or decrease staffing for a customer without exhaustive contract negotiations.

- *Transmission Revenues.* Transmission revenues decreased 7.3% from the prior year period. Our transmission project pipeline remains strong but the timing of certain projects negatively impacted the year over year comparison. In addition, we had reductions in material procurement service revenues totaling $2.7 million during the year ended June 30, 2012. We did start construction activity on the SCE&G EPC project during 2012 and expect this project will continue through 2018. The addition of Pine Valley contributed $0.3 million in transmission revenues during the year ended June 30, 2012.
- *Engineering and Substation Revenues.* Engineering and substation revenues increased 4.7% from the prior year, primarily due to the started engineering activity on the SCE&G EPC project and the addition of Pine Valley ($4.2 million). This increase was partially offset by a decrease in material procurement service revenues which decreased from $50.0 million in the prior year, primarily for the VC Summer nuclear substation project, to $37.5 million for the year ended June 30, 2012. Engineering and substation revenues may fluctuate, especially on a quarterly basis, due to the timing of material procurement service revenues. Also, revenues from the year ended June 30, 2011 were negatively impacted by a $2.0 million reduction of costs and estimated earnings in excess of billings on uncompleted contracts that related to prior periods (see Note 2 of the Notes to Consolidated Financial Statements).

Our storm restoration revenues are highly volatile and unpredictable. For the year ended June 30, 2012, storm restoration revenues totaled $70.6 million compared to $64.5 million for the year ended June 30, 2011. The increase was primarily attributable to more severe damages caused by Hurricane Irene, which occurred along the East coast during August 2011, and a large snow storm that occurred in the Northeast during November 2011.

Gross Profit. Gross profit increased 35.1% to $91.7 million for the year ended June 30, 2012 from $67.9 million for the year ended June 30, 2011. Gross profit as a percentage of revenues increased to 13.4% for the year ended June 30, 2012 from 11.4% for the prior year. Greater volume of core services and the increase in storm restoration revenues favorably contributed to our increased gross profit in the current year. The increased gross profit percentage also reflects the positive impact from a decrease of $11.1 million in material procurement service revenues during the year ended June 30, 2012. The gross profit on material procurement services, in the current market, are generally lower than our other services and currently range from 0% to 5% as a percentage of revenues.

We experienced volatility in our mark-to-market adjustment on our diesel hedging program that caused a $2.5 million increase in our cost of operations during the year ended June 30, 2012. As a percentage of revenues, fuel costs increased to 4.9% for the year ended June 30, 2012 from 4.3% in the prior year. Gross profit for the year ended June 30, 2011 was negatively impacted by a $2.0 million reduction of costs and estimated earnings in excess of billings on uncompleted contracts that related to prior periods (see Note 2 of the Notes to Consolidated Financial Statements).

General and Administrative Expenses. General and administrative expenses increased 14.9% to $66.2 million for the year ended June 30, 2012 from $57.6 million for the year ended June 30, 2011. As a percentage of revenues, general and administrative expenses remained unchanged at 9.7% for the years ended June 30, 2012 and 2011. The increase in general and administrative expenses was primarily due to approximately $2.0 million of overhead costs related to Pine Valley, which was acquired on August 1, 2011, $0.3 million related to the Tanzania project, which began construction in July 2011, $1.5 million in compensation, benefits, recruiting and travel to support Klondyke's geographic expansion and revenue growth, $0.6 million in professional fees related to the UCS acquisition process, $1.1 million related to increased professional fees for accounting and project consulting as we continue to integrate acquired companies, including the system conversion for Pine Valley, $0.7 million for intangible asset amortization and IT related system depreciation and $1.0 million for accrued incentive and other bonuses.

Interest Expense and Other, Net. Interest expense and other, net increased 9.1% to $7.2 million for the year ended June 30, 2012 from $6.6 million for the year ended June 30, 2011. This increase was primarily due to the write-off of $1.7 million of unamortized deferred loan costs as additional interest expense related to the prior credit facility. The increase was partially offset by lower deferred loan cost amortization under the existing revolving credit facility. On August 24, 2011, we entered into a $200.0 million revolving credit facility that replaced our prior credit facility. See Note 7 of the Notes to Consolidated Financial Statements for additional details of the existing revolving credit facility.

Income Tax Expense. Income tax expense was $8.0 million and $1.5 million for the years ended June 30, 2012 and June 30, 2011, respectively. Effective income tax rates of 42.3% and 52.8% for the years ended June 30, 2012 and June 30, 2011, respectively, varied from the statutory federal income tax rate of 35% due to several factors, including state income and gross margin taxes, changes in permanent differences primarily related to acquisition costs from the UCS acquisition and Internal Revenue Code Section 199 deduction for 2012, Internal Revenue Code Section 162(m) deduction limitations for compensation and meals and entertainment, and the relative size of our consolidated income before income taxes.

Year Ended June 30, 2011 Compared to Year Ended June 30, 2010

Revenues. Revenues increased 17.8%, or $89.7 million, to $593.8 million for the fiscal year ended June 30, 2011 from $504.1 million for the fiscal year ended June 30, 2010. The increase was attributable to a $17.9 million increase in storm restoration revenues and a $71.8 million increase in core revenues.

For the fiscal year ended June 30, 2011, storm restoration revenues totaled $64.5 million compared to $46.6 million for the year ended June 30, 2010. The increase was attributable to significant tornadoes in the Southeast during April 2011. Our storm restoration revenues are highly volatile and unpredictable.

Our core revenues increased to $529.3 million for fiscal 2011 from $457.5 million for fiscal 2010. Our acquisition of Klondyke on June 30, 2010 provided $28.1 million in core revenues for fiscal 2011. We recognized approximately $56.4 million in material procurement revenues for fiscal 2011 compared to approximately $19.3 million in the prior year. The material revenues above require estimates, as certain material procurement services are provided as a portion of larger fixed-price projects, in which we recognize project revenues using the percentage-of-completion method.

	Year Ended June 30,		
Category of Core Revenue	**2011**	**2010**	**% Change**
Distribution and other	$333.3	$312.3	6.7%
Transmission	78.2	68.8	13.7%
Engineering and substation	117.8	76.4	54.2%
Total	$529.3	$457.5	15.7%

Distribution and other revenues increased 6.7% from prior year. Since our low point of demand distribution in February 2010, we have experienced a gradual increase in work from our investor-owned utilities. Some of this growth was diverted as we used our distribution crews to respond to increased storm activity primarily during our fourth quarter of 2011. The majority of our distribution services are provided to investor-owned, municipal and co-operative utilities under MSAs. Services provided under these MSAs include both overhead and underground powerline distribution services. Our MSAs do not guarantee a minimum volume of work. The MSAs provide a framework for core and storm restoration pricing and provide an outline of the service territory in which we will work or the percentage of overall outsourced distribution work we will provide for the customer. Our MSAs also provide a platform for multi-year relationships with our customers. We can easily increase staffing for a customer without exhaustive contract negotiations and the MSAs also allow our customers to reduce staffing needs. Our underground distribution services continue to be impacted by a weak market for new residential housing. We remain well-positioned to benefit from a reacceleration in maintenance spending, which will remain dependent to a large extent on the health of the economy. Our Klondyke acquisition also contributed to the growth in this distribution and other revenue ($10.9 million).

Transmission revenues increased 13.7% from the prior year, primarily due to the timing of certain projects that have started in the southeast United States, increased material procurement revenues ($5.2 million) and the addition of Klondyke ($4.7 million).

Engineering and substation revenues increased 54.2% from the prior year, primarily due to material procurement services ($50.0 million), including the VC Summer switchyard project, along with the acquisition of Klondyke ($12.5 million).

Gross Profit. Gross profit increased 42.1% to $67.9 million for the fiscal year ended June 30, 2011 from $47.8 million for the fiscal year ended June 30, 2010. Gross profit as a percentage of revenues increased to 11.4% for the fiscal year ended June 30, 2011 from 9.5% for the fiscal year ended June 30, 2010. Gross profit increased for the fiscal year ended June 30, 2011 due to significant storm work in the fourth quarter that provided higher margins and more business volume, including the overhead distribution business, which provided improved leverage to fixed costs. In addition, gross profit for fiscal 2010 was negatively impacted by $3.3 million in environmental charges.

General and Administrative Expenses. General and administrative expenses increased 10.8% to $57.6 million for the fiscal year ended June 30, 2011 from $52.0 million for the fiscal year ended June 30, 2010. As a percentage of revenues, general and administrative expenses decreased to 9.7% from 10.3%. The increase in general and administrative expenses was primarily due to the approximately $3.6 million of general and administrative costs related to Klondyke, which was acquired on June 30, 2010 and incentive bonuses totaling approximately $3.1 million for the fiscal year ended June 30, 2011. International and domestic business development activities also contributed to the increase in general and administrative expenses.

Loss on Sale and Impairment of Property and Equipment. Loss on sale and impairment of property and equipment was $0.8 million for the fiscal year ended June 30, 2011 compared to $1.3 million for the fiscal year ended June 30, 2010. The level of losses was affected by several factors, including the timing of the continued replenishment of aging, damaged or excess fleet equipment, and conditions in the market for used equipment. We continually evaluate the depreciable lives and salvage values of our equipment.

Interest Expense and Other, Net. Interest expense and other, net decreased 13.2% to $6.6 million for the fiscal year ended June 30, 2011 from $7.6 million for the fiscal year ended June 30, 2010. This decrease was primarily due to reduced settlement costs related to interest rate swaps and reduced debt balances, partially offset by increased write-offs of deferred loan costs. See Note 8 of the Notes to Consolidated Financial Statements for full details of derivative instruments, including interest rate swaps.

Income Tax Benefit or Expense. The income tax expense was $1.5 million for the fiscal year ended June 30, 2011 compared to income tax benefit of $8.6 million for the fiscal year ended June 30, 2010. The effective tax rate was 52.7% and 38.9% for the fiscal years ended June 30, 2011 and June 30, 2010, respectively. The income tax expense (benefit) recorded in the consolidated financial statements fluctuates between years due to a variety of factors, including state income taxes, changes in permanent differences primarily related to Internal Revenue Code Section 162(m) deduction limitations for compensation and meals and entertainment, and the relative size of our consolidated income (loss) before income taxes.

Liquidity and Capital Resources

Our primary cash needs have been working capital, capital expenditures, payments under our credit facility and acquisitions. Our primary source of cash for fiscal 2012, 2011 and 2010 was cash provided by operations.

We need working capital to support seasonal variations in our business, primarily due to the impact of weather conditions on the electric infrastructure and the corresponding spending by our customers on electric service and repairs. The increased service activity during storm restoration events temporarily causes an excess of customer billings over customer collections, leading to increased accounts receivable during those periods. In the past, we have utilized borrowings under the revolving portion of our credit facility and cash on hand to satisfy normal cash needs during these periods.

On August 24, 2011, we replaced our prior credit facility with a new $200.0 million revolving credit facility. As of such date, we had $115.0 million in borrowings and $61.9 million of availability under this facility (after giving effect to outstanding standby letters of credit of $23.1 million).

On June 27, 2012, we exercised the accordion feature of the new revolving credit facility and entered into a commitment increase agreement with our lenders thereby increasing the lenders' commitments by $75.0 million, from $200.0 million to $275.0 million. The increased commitments will be used to support our general corporate purposes, including funding the UCS acquisition completed on July 2, 2012.

As of June 30, 2012, our cash totaled $1.6 million, we had $123.0 million of borrowings outstanding and $139.2 million of availability under our $275.0 million revolving credit facility (after giving effect to outstanding standby letters of credit of $12.8 million). Our borrowing availability is subject to, and potentially limited by, our compliance with the covenants of our credit facility, which are discussed below.

Our revolving credit facility requires us to maintain: (i) a leverage ratio, which is the ratio of total debt to adjusted EBITDA (as defined in our revolving credit facility; measured on a trailing four-quarter basis), of no more than 3.75 to 1.0 as of the last day of each fiscal quarter, declining to 3.50 on June 30, 2012 and declining to 3.00 on June 30, 2013 and thereafter, and (ii) a consolidated fixed charge coverage ratio (as defined in the revolving credit facility) of at least 1.25 to 1. At June 30, 2012, we were in compliance with such covenants with a fixed charge coverage and leverage ratio of 2.55 and 1.79, respectively.

We consider our cash investment policies to be conservative in that we maintain a diverse portfolio of what we believe to be high-quality cash investments with short-term maturities. Accordingly, we do not anticipate that the current volatility in the capital markets will have a material impact on the principal amounts of our cash investments.

We believe that our cash flow from operations, available cash and cash equivalents, and borrowings available under our revolving credit facility will be adequate to meet our ordinary course liquidity needs for the foreseeable future. However, our ability to satisfy our obligations or to fund planned capital expenditures will depend on our future performance, which to a certain extent is subject to general economic, financial, competitive, legislative, regulatory and other factors beyond our control. In addition, if we fail to comply with the covenants contained in our revolving credit facility, we may be unable to access funds upon which we depend for letters of credit and other short-term borrowings. This would have a negative impact on our liquidity and require us to obtain alternative short-term financing. We also believe that if we pursue any material acquisitions in the foreseeable future we may need to finance this activity through additional equity or debt financing.

Changes in Cash Flows: 2012 Compared to 2011

	Year Ended June 30,	
	2012	2011
	(in millions)	
Net cash provided by operating activities	$ 25.7	$ 22.2
Net cash used in investing activities	$ (45.5)	$ (16.5)
Net cash provided by (used in) financing activities	$ 21.1	$ (16.5)

Net cash provided by operating activities increased to $25.7 million for the fiscal year ended June 30, 2012 from $22.2 million for the fiscal year ended June 30, 2011. We had net income of $10.9 million for the fiscal year ended June 30, 2012 compared to a net income of $1.4 million for the fiscal year ended June 30, 2011 and a decrease of $18.6 million in accounts receivable related to storm work. This was partially offset by upward trends for core accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts primarily related to started construction and engineering activity on the SCE&G EPC project and system and procedural issues on the side of two of our investor owned utility customers.

We received a refund from the commercial insurance carrier that administers our partially self-insured individual workers' compensation, vehicle and general liability insurance programs for retrospective premium payment adjustments of $3.5 million in August 2011, which is included in net cash provided by operating activities for the year ended June 30, 2012. The refund is included in changes in insurance and claims accruals. Retrospective adjustments have historically been prepared annually on a "paid-loss" basis by our commercial insurance carrier. The last retrospective premium payment adjustment from our commercial insurance carrier required us to make payments totaling approximately $5.2 million that were paid from February 2011 through May 2011.

Net cash used in investing activities increased to $45.5 million for the fiscal year ended June 30, 2012 from $16.5 million for the fiscal year ended June 30, 2011. This increase is primarily due to cash used for the acquisition of Pine Valley in August 2011 totaling $16.8 million (net of cash acquired totaling $0.5 million), and increased capital expenditures. Capital expenditures for both periods consisted primarily of purchases of vehicles and equipment used to service our customers.

Net cash provided by financing activities was $21.1 million for the fiscal year ended June 30, 2012 compared to net cash used in financing activities of $16.5 million for the fiscal year ended June 30, 2011. On August 24, 2011, we entered into a $200.0 million revolving credit facility that replaced our prior credit facility of which $113.0 million was outstanding under our prior credit facility and accrued interest totaling $0.3 million was paid off at that time. Total costs associated with the existing revolving credit facility were approximately $1.8 million which are being capitalized and amortized over the term of the agreement using the effective interest method. Prior to the replacement of our prior credit facility, we had borrowed $14.0 million, including $10.0 million used to finance the Pine Valley acquisition during the fiscal year ended June 30, 2012. We also had additional borrowings under our existing revolving credit facility totaling $10.0 million related to the increases in accounts receivable and costs and estimated in excess of billings during fiscal 2012. In addition, we incurred $0.8 million of costs associated with the exercise of the accordion feature of our revolving credit facility on June 27, 2012. These costs are also being capitalized and amortized over the term of the agreement using the effective interest method.

Changes in Cash Flows: 2011 Compared to 2010

	Year Ended June 30,	
	2011	2010
	(in millions)	
Net cash provided by operating activities	$ 22.2	$ 21.0
Net cash used in investing activities	$ (16.5)	$ (25.1)
Net cash used in financing activities	$ (16.5)	$ (28.6)

Net cash provided by operating activities increased to $22.2 million for the fiscal year ended June 30, 2011 from $21.0 million for the fiscal year ended June 30, 2010. We had net income of $1.4 million for the fiscal year ended June 30, 2011 compared to a net loss of $13.5 million for the fiscal year ended June 30, 2010. This was partially offset by a large increase in accounts receivable for the fiscal year ended June 30, 2011 related to additional storm work of approximately $19.0 million and non-cash restructuring charges totaling approximately $7.9 million recorded for the fiscal year ended June 30, 2010.

We paid the commercial insurance carrier that administers our partially self-insured individual workers' compensation, vehicle and general liability insurance programs retrospective premium payment adjustments of $5.2 million in four equal, monthly installments that began in February 2011. Net cash provided by operating activities includes payments of $5.2million of retrospective insurance premium payments to the commercial insurance carrier for the year ended June 30, 2011. These payments are included in changes in insurance and claims accruals. Retrospective adjustments have historically been prepared annually on a "paid-loss" basis by our commercial insurance carrier. The last retrospective premium payment adjustment from our commercial insurance carrier resulted in a refund to Pike of approximately $0.2 million that was received during December 2009.

Net cash used in investing activities decreased to $16.5 million for the fiscal year ended June 30, 2011 from $25.1 million for the fiscal year ended June 30, 2010. This decrease was primarily due to the acquisition of Klondyke during fiscal 2010. Our cash used for acquisitions during fiscal 2011 and 2010 was $0.1 million and $15.2 million, respectively. This decrease was partially offset by less equipment sales and increased capital expenditures during fiscal 2011. Capital expenditures for both years consisted primarily of purchases of vehicles and equipment used to service our customers.

Net cash used in financing activities was $16.5 million for the fiscal year ended June 30, 2011 compared to net cash provided by financing activities of $28.6 million for the fiscal year ended June 30, 2010. Financing activities for the fiscal year ended June 30, 2011 included $15.5 million of term loan payments and $1.0 million of fees associated with an amendment to our senior credit facility. Our cash used in financing activities during the fiscal year ended June 30, 2010 included $26.0 million of term loan payments and $2.8 million of fees associated with the July 29, 2009 closing of our senior credit facility.

Capital Expenditures

We routinely invest in vehicles, equipment and technology. The timing and volume of such capital expenditures in the future will be affected by the addition of new customers or expansion of existing customer relationships. Capital expenditures were $33.9 million, $19.1 million and $17.7 million for fiscal 2012, 2011 and 2010, respectively. Capital expenditures for all periods consisted primarily of purchases of vehicles and equipment used to service our customers. As of June 30, 2012, we had no material outstanding commitments for capital expenditures. We expect capital expenditures to range from $35.0 million to $40.0 million for the year ending June 30, 2013, which could vary depending on the addition of new customers or increased work on existing customer relationships. We intend to fund those expenditures primarily from operating cash flow and available cash and cash equivalents.

EBITDA U.S. GAAP Reconciliation

EBITDA is a non-U.S.GAAP financial measure that represents the sum of net income (loss), income tax expense (benefit), interest expense, depreciation and amortization. EBITDA is used internally when evaluating our operating performance and allows investors to make a more meaningful comparison between our core business operating results on a consistent basis over different periods of time, as well as with those of other similar companies. Management believes that EBITDA, when viewed with our results under U.S. GAAP and the accompanying reconciliation, provides additional information that is useful for evaluating the operating performance of our business without regard to potential distortions. Additionally, management believes that EBITDA permits investors to gain an understanding of the factors and trends affecting our ongoing cash earnings, from which capital investments are made and debt is serviced. However, EBITDA has limitations and should not be considered in isolation or as a substitute for performance measures calculated in accordance with U.S. GAAP, such as net income (loss) or cash flow from operating activities, as indicators of operating performance or liquidity. This non-U.S. GAAP measure excludes certain cash expenses that we are obligated to make. In addition, other companies in our industry may calculate this non-U.S. GAAP measure differently than we do or may not calculate it at all, limiting its usefulness as a comparative measure. The table below provides a reconciliation between net income and EBITDA.

	Year Ended June 30,	
	2012	2011
	(in millions)	
Net income	$ 10.9	$ 1.4
Adjustments:		
Interest expense	7.3	6.6
Income tax expense	8.0	1.5
Depreciation and amortization	38.3	38.1
EBITDA	$ 64.5	$ 47.6

EBITDA increased $16.9 million to $64.5 million for the year ended June 30, 2012 from $47.6 million for the year ended June 30, 2011.

Credit Facility

On August 24, 2011, we replaced our prior credit facility with a new $200.0 million revolving credit facility. As of such date, we had $115.0 million in borrowings and $61.9 million of availability under this facility (after giving effect to outstanding standby letters of credit of $23.1 million).

On June 27, 2012, we exercised the accordion feature of the new revolving credit facility and entered into a commitment increase agreement with our lenders thereby increasing the lenders' commitments by $75 million, from $200.0 million to $275.0 million. The increased commitments will be used to support our general corporate purposes, including funding the UCS acquisition completed on July 2, 2012.

As of June 30, 2012, we had $123.0 million of borrowings outstanding and $139.2 million of availability under our $275.0 million revolving credit facility (after giving effect to outstanding standby letters of credit of $12.8 million). The obligations under our revolving credit facility are unconditionally guaranteed by us and each of our existing and subsequently acquired or organized domestic and first-tier foreign subsidiaries and secured on a first-priority basis by security interests (subject to permitted liens) in substantially all assets owned by us and each of our subsidiaries, subject to limited exceptions.

Our new revolving credit facility contains a number of other affirmative and restrictive covenants including limitations on dissolutions, sales of assets, investments, indebtedness and liens. Our credit facility requires us to maintain: (i) a leverage ratio, which is the ratio of total debt to adjusted EBITDA (as defined in our senior credit facility; measured on a trailing four-quarter basis), of no more than 3.75 to 1.0 as of the last day of each fiscal quarter, declining to 3.50 on June 30, 2012 and declining to 3.00 on June 30, 2013 and thereafter, and (ii) a consolidated fixed charge coverage ratio (as defined in the revolving credit facility) of at least 1.25 to 1.0. At June 30, 2012, we were in compliance with such covenants with a fixed charge coverage and leverage ratio of 2.55 and 1.79, respectively.

Contractual Obligations and Other Commitments

As of June 30, 2012, our contractual obligations and other commitments were as follows:

	Payment Obligations by Fiscal Year Ended June 30,						
	Total	2013	2014	2015	2016	2017	Thereafter
				(in millions)			
Long-term debt obligations (1)	$123.0	$—	$—	$—	$123.0	$—	$ —
Interest payment obligations (2)	12.6	4.0	4.0	4.0	0.6	—	—
Operating lease obligations	42.3	9.7	9.0	7.5	6.4	4.7	5.0
Purchase obligations (3)	38.2	38.2	—	—	—	—	—
Deferred compensation (4)	6.6	—	—	—	—	—	6.6
Total	$222.7	$51.9	$13.0	$11.5	$130.0	$ 4.7	$ 11.6

(1) Includes only obligations to pay principal, not interest expense.

(2) Represents estimated interest payments to be made on our variable rate debt. All interest payments assume that principal payments are made as originally scheduled. Interest rates utilized to determine interest payments for variable rate debt are based upon our current term loan interest rate and include the impact of our interest rate swaps. For more information, see Note 7 of the Notes to Consolidated Financial Statements.

(3) Represents purchase obligations related to materials and subcontractor services for customer contracts.

(4) For a description of the deferred compensation obligation, see Note 16 of the Notes to Consolidated Financial Statements.

Off-Balance Sheet Arrangements

As is common in our industry, we have entered into certain off-balance sheet arrangements in the ordinary course of business that result in risks not directly reflected in our balance sheets. Our significant off-balance sheet transactions include liabilities associated with non-cancelable operating leases, including sales-leaseback arrangements, letter of credit obligations, and surety guarantees entered into in the normal course of business. We have not engaged in any off-balance sheet financing arrangements through special purpose entities.

Leases

In the ordinary course of business, we enter into non-cancelable operating leases for certain of our facility, vehicle and equipment needs. These leases allow us to conserve cash by paying a monthly lease rental fee for use of the related facilities, vehicles and equipment rather than purchasing them. The terms of these agreements vary from lease to lease, including with renewal options and escalation clauses. We may decide to cancel or terminate a lease before the end of its term, in which case we are typically liable to the lessor for the remaining lease payments under the term of the lease.

Letters of Credit

Certain of our vendors require letters of credit to ensure reimbursement for amounts they are disbursing on our behalf. In addition, from time to time some customers require us to post letters of credit to ensure payment to our subcontractors and vendors under those contracts and to guarantee performance under our contracts. Such letters of credit are generally issued by a bank or similar financial institution. The letter of credit commits the issuer to pay specified amounts to the holder of the letter of credit if the holder claims that we have failed to perform specified actions. If this were to occur, we would be required to reimburse the issuer of the letter of credit. Depending on the circumstances of such a reimbursement, we may also have to record a charge to earnings for the reimbursement. We do not believe that it is likely that any material claims will be made under a letter of credit in the foreseeable future. We use the revolving credit facility to issue letters of credit. As of June 30, 2012, we had $12.8 million of standby letters of credit issued under our revolving credit facility primarily for insurance and bonding purposes. Our ability to obtain letters of credit under the revolving credit facility is conditioned on our continued compliance with its affirmative and negative covenants.

Performance Bonds and Parent Guarantees

In the ordinary course of business, we are required by certain customers to post surety or performance bonds in connection with services that we provide to them. These bonds provide a guarantee to the customer that we will perform under the terms of a contract and that we will pay subcontractors and vendors. If we fail to perform under a contract or to pay subcontractors and vendors, the customer may demand that the surety make payments or provide services under the bond. We must reimburse the surety for any expenses or outlays it incurs. As of June 30, 2012, we had $130.1 million in surety bonds outstanding. To date, we have not been required to make any reimbursements to our sureties for bond-related costs. We believe that it is unlikely that we will have to fund significant claims under our surety arrangements in the foreseeable future.

Pike Electric Corporation, from time to time, guarantees the obligations of its wholly owned subsidiaries, including obligations under certain contracts with customers.

Recent Accounting Pronouncements

Presentation of Comprehensive Income

In June 2011, the Financial Accounting Standards Board ("FASB") amended its guidance on the presentation of comprehensive income. Under the amended guidance, an entity has the option to present comprehensive income in either one continuous statement or two consecutive financial statements. A single statement must present the components of net income and total net income, the components of other comprehensive income and total other comprehensive income, and a total for comprehensive income. In a two-statement approach, an entity must present the components of net income and total net income in the first statement. That statement must be immediately followed by a financial statement that presents the components of other comprehensive income, a total for other comprehensive income, and a total for comprehensive income. The option under current guidance that permits the presentation of components of other comprehensive income as part of the statement of changes in stockholders' equity has been eliminated. The amendment becomes effective retrospectively for our interim period ending September 30, 2012. Early adoption is permitted. We do not expect that this guidance will have an impact on our financial position, results of operations or cash flows as it is disclosure-only in nature.

Accounting for Goodwill and Intangible Assets

In September 2011, the FASB issued guidance related to testing goodwill for impairment which amends existing guidance by giving an entity the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If this is the case, a more detailed two-step goodwill impairment test will need to be performed which is used to identify potential goodwill impairments and to measure the amount of goodwill impairment losses to be recognized, if any. The amendment will be effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The amendment becomes effective for our interim period ending September 30, 2012. We do not expect the adoption of this amendment to have a material impact on our financial statements.

In December 2010, the FASB amended its guidance on goodwill and other intangible assets. The amendment modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if there are qualitative factors indicating that it is more likely than not that a goodwill impairment exists. The qualitative factors are consistent with the existing guidance which requires goodwill of a reporting unit to be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. This amendment was effective for our interim period ended March 31, 2012. The amendment did not have an impact on our financial position, results of operations or cash flows as we do not have any reporting units with zero or negative carrying amounts.

Accounting for Business Combinations

In December 2010, the FASB issued an accounting standards update for business combinations. This standards update specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010 (July 1, 2011 for us). This new guidance was adopted during the interim period ended September 30, 2011 and utilized for the acquisition of Pine Valley. The adoption did not have a significant impact on our consolidated financial statements.

Disclosures for Fair Value Measurements

In May 2011, the FASB amended its guidance to converge fair value measurement and disclosure guidance about fair value measurement under U.S. GAAP with International Financial Reporting Standards ("IFRS"). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board. The amendment changes the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the FASB does not intend for the amendment to result in a change in the application of the requirements in the current authoritative guidance. The amendment becomes effective prospectively for our interim period ending September 30, 2012. Early adoption is not permitted. We do not expect the amendment to have a material impact on our financial position, results of operations or cash flows.

In January 2010, the FASB issued authoritative guidance for fair value measurements. This guidance now requires a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and also to describe the reasons for these transfers. This authoritative guidance also requires enhanced disclosure of activity in Level 3 fair value measurements. The guidance for Level 1 and Level 2 fair value measurements was effective for our interim reporting period ended March 31, 2010. The implementation did not have an impact on our financial position, results of operations or cash flows as it is disclosure-only in nature. The guidance for Level 3 fair value measurements disclosures became effective for our interim reporting period ending December 31, 2011 and the implementation did not have an impact on our financial position, results of operations or cash flows.

Disclosures about Offsetting Assets and Liabilities

In December 2011, the FASB issued an accounting standards update regarding disclosures about offsetting assets and liabilities, which requires entities to disclose information about offsetting and related arrangements of financial instruments and derivative instruments. The guidance is effective for us beginning July 1, 2013 and is to be applied retrospectively. The adoption of this guidance, which is related to disclosure only, is not expected to have a material impact on our financial position, results of operations or cash flows.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains statements that are intended to be "forward-looking statements" under the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are based on current expectations, estimates, forecasts and projections about us and the industry in which we operate and management's beliefs and assumptions. Such statements include, in particular, statements about our plans, strategies and prospects under the headings "Business - Overview," "- Industry Overview," "- Our Growth Strategy," "- Competitive Strengths," "- Competition," "- Customers," "- Equipment," "- Government Regulation," "- Environmental Matters," and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Words such as "may," "should," "expect," "anticipate," "intend," "plan," "predict," "potential," "continue," "believe," "seek," "estimate," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions which are difficult to predict. Such risks include, without limitation, those identified under the heading "Risk Factors." Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These forward-looking statements include, but are not limited to, statements relating to:

- our belief that there are significant growth opportunities for our business and the services we provide due to the required future investment in transmission and distribution infrastructure, the expanded development of energy sources and the increased outsourcing of infrastructure services;
- our belief that our acquisitions of Klondyke and Pine Valley will allow us to continue to expand our EPC services in the Western United States and better compete in markets with unionized workforces;
- our belief that there is significant demand for first or second generation build-out of electricity infrastructure in developing countries;
- our belief that the markets in developing countries present opportunities for companies, such as ourselves, with scale, sophistication and size to utilize their skills and equipment in productive and profitable projects;
- our expectation that we will benefit from the development of new sources of electric power generation;
- our belief that growth in our markets will be driven by bundling services and marketing these offerings to our large and extensive customer base and new customers and that by offering these services on a turnkey basis, we enable our customers to achieve economies and efficiencies over separate unbundled services, which should ultimately lead to an expansion of our market share across our existing customer base and provide us the credibility to secure additional opportunities from new customers;
- our belief that the United States electric power system and network reliability will require significant future upkeep given the postponement of maintenance spending in recent years due to the difficult economic conditions, that such upkeep will drive demand for our services and that our leading position in the markets we service will enable us to capitalize on increases in demand for our services;
- our belief that our existing and potential customers desire a deeper range of service offerings on an ever-increasing scale and that our broad platform of service offerings will enable us to acquire additional market share and further penetrate our existing markets;
- our belief that our broad platform of service offerings will be attractive to local and regional firms looking to consolidate with a larger company offering a more diversified and complete set of services;
- our belief that our reputation and experience combined with our broad range of services allows us to opportunistically bid on attractive international projects and that there will be large and financially attractive projects to pursue in international markets over the next few years as developing regions, including Africa, install or develop their electric infrastructure;

- our belief that we have a unique and strong competitive position in the markets in which we operate resulting from a number of factors including: (i) our position as a leading provider of energy solutions; (ii) our attractive, contiguous presence in key geographic markets; (iii) our long-standing relationships across a high-quality customer base; (iv) our outsourced services-based business model; (v) our position as a recognized leader in storm restoration capabilities; and (vi) our experienced operations management team with extensive relationships;
- our belief that we are one of only a few companies offering a broad spectrum of energy solutions that our current and prospective customers increasingly demand;
- our belief that our management team's deep industry knowledge, field experience and relationships extend our operating capabilities, improve the quality of our services, facilitate access to clients and enhance our strong reputation in the industry;
- our belief that a majority of utility infrastructure services are still conducted in-house and that our customers, especially investor-owned electric utilities, will expand outsourcing of utility infrastructure services over time;
- our expectation that a substantial portion of our total revenues will continue to be derived from a limited group of customers given the composition of the investor-owned, municipal and co-operative utilities in our geographic market;
- our belief that we have a favorable competitive position in our markets due in large part to our ability to execute with respect to the following factors: (i) diversified services, including the ability to offer turnkey EPC project services; (ii) experienced management and employees; (iii) customer relationships and industry reputation; (iv) responsiveness in emergency restoration situations; (v) availability of fleet and specialty equipment; (vi) adequate financial resources and bonding capacity; (vii) geographic breadth and presence in customer markets; (viii) pricing of services, particularly under MSA constraints; and (ix) safety concerns of our crews, customers and the general public;
- our belief that we are in material compliance with applicable regulatory requirements and have all material licenses required to conduct our operations;
- our expectation that costs to maintain environmental compliance and/or to address environmental issues will not have a material adverse effect on our results of operations, cash flows or financial condition;
- our belief that our customized, well-maintained and extensive fleet and experienced crews provide us with a competitive advantage in our ability to service our customers and respond rapidly to storm restoration opportunities;
- our intention to continue to retain any future earnings rather than paying dividends;
- our belief that the lawsuits, claims or other proceedings to which we are subject in the ordinary course of business will not have a material adverse effect on our results of operations, financial position, or cash flows;
- our belief that we remain well-positioned to benefit from a reacceleration in maintenance spending, which will remain dependent to a large extent on the health of the economy;
- our expectation that the current volatility in the capital markets will not have a material impact on the principal amounts of our cash investments;
- our belief that our cash flow from operations, available cash and cash equivalents, and borrowings available under our revolving credit facility will be adequate to meet our ordinary course liquidity needs for the foreseeable future and that if we pursue any material acquisitions in the foreseeable future we may need to finance this activity through additional equity or debt financing;

- our expectation that our capital expenditures will range from $35.0 million to $40.0 million for the year ending June 30, 2013, which could vary depending on the addition of new customers or increased work on existing new relationships, and our intention to fund those expenditures from operating cash flow and available cash and cash equivalents;
- our belief that it is unlikely that any material claims will be made under a letter of credit in the foreseeable future;
- our belief that it is unlikely that we will have to fund significant claims under our surety arrangements in the foreseeable future;
- our expectation that certain recent accounting pronouncements will have no material effect on our consolidated financial statements;
- our expectation that the goodwill recognized in our acquisition of Klondyke and Pine Valley will be amortizable for tax purposes;
- our expectation that our ability to satisfy our obligations or to fund planned capital expenditures will depend on our future performance and our belief that this is subject to a certain extent on general economic, financial, competitive, legislative, regulatory and other factors beyond our control;
- the possibility that if we fail to comply with the covenants contained in our revolving credit facility, we may be unable to access funds upon which we depend for letters of credit and other short-term borrowings and that this would have a negative impact on our liquidity and require us to obtain alternative short-term financing; and
- our expectation that our gross profit and operating income (loss) would be negatively affected if diesel prices rise due to additional costs that may not be fully recovered through increases in prices to customers.

Except as required under the federal securities laws and the rules and regulations of the SEC, we do not have any intention or obligation to update publicly any forward-looking statements after we file this Annual Report on Form 10-K, whether as a result of new information, future events or otherwise.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Interest Rate Risk

We are exposed to market risk related to changes in interest rates on borrowings under our credit facility, which bears interest based on the London Interbank Offered Rate ("LIBOR"), plus an applicable margin dependent upon our total leverage ratio. We use derivative financial instruments to manage exposure to fluctuations in interest rates on our revolving credit facility. These derivative financial instruments, which have historically been swap agreements, are not entered into for trading or speculative purposes. A swap agreement is a contract to exchange a floating rate for a fixed rate without the exchange of the underlying notional amount. In May and June 2012, we had two interest rate swap agreements with notional amounts each totaling $20 million. As of June 30, 2012, we do not have any active interest rate swaps in place. We will continue to periodically enter into interest rate swaps to decrease our exposure to interest rate volatility.

Diesel Fuel Risk

We have a large fleet of vehicles and equipment that primarily use diesel fuel. As a result, we have market risk for changes in diesel fuel prices. If diesel prices rise, our gross profit and operating income (loss) would be negatively affected due to additional costs that may not be fully recovered through increases in prices to customers.

We periodically enter into diesel fuel swaps and fixed-price forward contracts to decrease our price volatility. We currently hedge approximately 62% of our diesel fuel usage with prices ranging from $3.71 to $4.23 per gallon at a weighted-average price of $4.00 per gallon. Our goal is to maintain our hedged positions at 50% to 80% of our annual volumes on a rolling basis. The fair value of the diesel fuel swaps at June 30, 2012 was a liability of approximately $1.6 million.

Based on our projected fuel usage for fiscal 2013 and after including the impact of our active diesel fuel swaps, a $0.50 change in the price per gallon of diesel fuel would change our annual cost of operations by approximately $1.2 million. Actual changes in costs of operations may differ materially from the hypothetical assumptions used in computing this exposure.

Concentration of Credit Risk

We are subject to concentrations of credit risk related primarily to our cash and cash equivalents and accounts receivable. We maintain substantially all of our cash investments with what we believe to be high credit quality financial institutions. We grant credit under normal payment terms, generally without collateral, to our customers, which include electric power companies, governmental entities, general contractors and builders, and owners and managers of commercial and industrial properties located in the United States. Consequently, we are subject to potential credit risk related to changes in business and economic factors throughout the United States. However, we generally have certain statutory lien rights with respect to services provided.

ITEM 8. ***FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA***

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting includes policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; (2) provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of management and the board of directors of Pike; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of June 30, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on our assessment and those criteria, management has concluded that we maintained effective internal control over financial reporting as of June 30, 2012.

Our independent registered public accounting firm, Ernst & Young LLP, audited the effectiveness of our internal control over financial reporting. Ernst & Young LLP has issued their report on the effectiveness of internal control over financial reporting which is included in this Annual Report on Form 10-K.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Pike Electric Corporation

We have audited the accompanying consolidated balance sheets of Pike Electric Corporation as of June 30, 2012 and 2011, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2012. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Pike Electric Corporation at June 30, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Pike Electric Corporation's internal control over financial reporting as of June 30, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated September 5, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Greensboro, North Carolina
September 5, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Pike Electric Corporation

We have audited Pike Electric Corporation's internal control over financial reporting as of June 30, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Pike Electric Corporation's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Pike Electric Corporation maintained, in all material respects, effective internal control over financial reporting as of June 30, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Pike Electric Corporation as of June 30, 2012 and 2011 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2012 of Pike Electric Corporation and our report dated September 5, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Greensboro, North Carolina
September 5, 2012

PIKE ELECTRIC CORPORATION

CONSOLIDATED BALANCE SHEETS
(in thousands, except par value amounts)

	June 30, 2012	June 30, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,601	$ 311
Accounts receivable from customers, net	91,059	80,902
Costs and estimated earnings in excess of billings on uncompleted contracts	66,414	49,266
Inventories	15,348	8,338
Prepaid expenses and other	9,001	16,044
Deferred income taxes	9,722	7,969
Total current assets	193,145	162,830
Property and equipment, net	174,655	177,682
Goodwill	122,932	110,893
Other intangibles, net	43,617	38,353
Deferred loan costs, net	2,175	2,005
Other assets	1,624	1,846
Total assets	$538,148	$493,609
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 26,206	$ 20,079
Accrued compensation	28,703	25,474
Billings in excess of costs and estimated earnings on uncompleted contracts	5,318	12,224
Accrued expenses and other	7,551	8,185
Current portion of insurance and claim accruals	11,525	12,526
Total current liabilities	79,303	78,488
Revolving credit facility	123,000	—
Long-term debt	—	99,000
Insurance and claim accruals, net of current portion	3,956	6,621
Deferred compensation, net of current portion	5,578	6,140
Deferred income taxes	46,749	46,179
Other liabilities	2,637	2,792
Commitments and contingencies		
Stockholders' equity:		
Preferred stock, par value $0.001 per share; 100,000 authorized shares; no shares issued and outstanding	—	—
Common stock, par value $0.001 per share; 100,000 authorized shares; 35,052 and 33,666 shares issued and outstanding at June 30, 2012 and June 30, 2011, respectively	6,428	6,427
Additional paid-in capital	173,060	161,586
Accumulated other comprehensive loss, net of taxes	—	(178)
Retained earnings	97,437	86,554
Total stockholders' equity	276,925	254,389
Total liabilities and stockholders' equity	$538,148	$493,609

The accompanying notes are an integral part of these consolidated financial statements.

PIKE ELECTRIC CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Year Ended June 30,		
	2012	2011	2010
Revenues	$685,169	$593,858	$504,084
Cost of operations	593,478	525,915	456,317
Gross profit	91,691	67,943	47,767
General and administrative expenses	66,219	57,675	51,994
(Gain) loss on sale and impairment of property and equipment	(626)	751	1,239
Restructuring expenses	—	—	8,945
Income (loss) from operations	26,098	9,517	(14,411)
Other expense (income):			
Interest expense	7,304	6,608	7,908
Other, net	(63)	(55)	(298)
Total other expense	7,241	6,553	7,610
Income (loss) before income taxes	18,857	2,964	(22,021)
Income tax expense (benefit)	7,974	1,563	(8,562)
Net income (loss)	$ 10,883	$ 1,401	$ (13,459)
Earnings (loss) per share:			
Basic	$ 0.31	$ 0.04	$ (0.41)
Diluted	$ 0.31	$ 0.04	$ (0.41)
Shares used in computing earnings per share:			
Basic	34,678	33,399	33,132
Diluted	35,111	33,996	33,132

The accompanying notes are an integral part of these consolidated financial statements.

PIKE ELECTRIC CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in thousands)

	Common Stock Shares	Common Stock	Additional Paid-In Capital	Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders' Equity
Balance June 30, 2009	33,462	$ 6,427	$153,035	$ (1,109)	$ 98,612	$ 256,965
Employee stock compensation plans, net	82	—	4,995	—	—	4,995
Comprehensive income:						
Net loss	—	—	—	—	(13,459)	(13,459)
Gain on derivative instruments, net of income taxes of $615	—	—	—	967	—	967
Total comprehensive loss	—	—	—	967	(13,459)	(12,492)
Balance June 30, 2010	33,544	$ 6,427	$158,030	$ (142)	$ 85,153	$ 249,468
Employee stock compensation plans, net	122	—	3,556	—	—	3,556
Comprehensive income:						
Net income	—	—	—	—	1,401	1,401
Loss on derivative instruments, net of income taxes of ($23)	—	—	—	(36)	—	(36)
Total comprehensive income	—	—	—	(36)	1,401	1,365
Balance June 30, 2011	33,666	$ 6,427	$161,586	$ (178)	$ 86,554	$ 254,389
Employee stock compensation plans, net	403	—	3,212	—	—	3,212
Issuance of common stock in connection with Pine Valley Power, Inc. acquisition	983	1	8,262	—	—	8,263
Comprehensive income:						
Net income	—	—	—	—	10,883	10,883
Gain on derivative instruments, net of income taxes of $114	—	—	—	178	—	178
Total comprehensive income	—	—	—	178	10,883	11,061
Balance June 30, 2012	35,052	$ 6,428	$173,060	$ —	$ 97,437	$ 276,925

The accompanying notes are an integral part of these consolidated financial statements.

PIKE ELECTRIC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended June 30,		
	2012	2011	2010
Cash flows from operating activities:			
Net income (loss)	$ 10,883	$ 1,401	$(13,459)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	38,254	38,033	35,672
Non-cash interest expense	2,698	2,303	2,082
Deferred income taxes	(952)	174	(6,506)
(Gain) loss on sale and impairment of property and equipment	(626)	751	1,239
Restructuring charges, non-cash	—	—	7,938
Equity compensation expense	3,925	4,102	4,836
Excess tax benefit from stock-based compensation	(696)	—	(18)
Changes in operating assets and liabilities:			
Accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts	(24,047)	(15,281)	(7,501)
Inventories, prepaid expenses and other	388	(9,603)	440
Insurance and claim accruals	(3,666)	(10,280)	(4,350)
Accounts payable and other	1,197	10,613	1,996
Deferred compensation	(1,659)	—	(1,402)
Net cash provided by operating activities	25,699	22,213	20,967
Cash flows from investing activities:			
Purchases of property and equipment	(33,852)	(19,088)	(17,663)
Business acquisitions, net	(16,806)	(90)	(15,157)
Net proceeds from sale of property and equipment	5,110	2,676	7,739
Net cash used in investing activities	(45,548)	(16,502)	(25,081)
Cash flows from financing activities:			
Principal payments on long-term debt	(99,000)	(15,500)	(26,000)
Borrowings under prior revolving credit facility	37,700	—	—
Repayments under prior revolving credit facility	(37,700)	—	—
Borrowings under existing revolving credit facility	217,420	—	—
Repayments under existing revolving credit facility	(94,420)	—	—
Stock option and employee stock purchase activity, net	(1,001)	(42)	201
Excess tax benefit from stock-based compensation	696	—	18
Deferred loan costs	(2,556)	(991)	(2,792)
Net cash provided by (used in) financing activities	21,139	(16,533)	(28,573)
Net increase (decrease) in cash and cash equivalents	1,290	(10,822)	(32,687)
Cash and cash equivalents beginning of year	311	11,133	43,820
Cash and cash equivalents end of year	$ 1,601	$ 311	$ 11,133

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended June 30, 2012, 2011, and 2010
(in thousands, except per share amounts)

1. Organization and Business

As used in this section, unless the context requires otherwise, the terms "Pike," "Pike Electric," "we," "us," and "our" refer to Pike Electric Corporation and its subsidiaries and all predecessors of Pike Electric Corporation and its subsidiaries.

Pike Electric is one of the largest providers of energy solutions for investor-owned, municipal and co-operative utilities throughout the United States. Our comprehensive services include siting, permitting, engineering, design, installation, maintenance and repair of power delivery systems, including renewable energy projects. We operate in one reportable segment.

We monitor revenue by two categories of services: core and storm restoration. We use this breakdown because core services represent ongoing service revenues, most of which are generated by our customers' recurring maintenance needs, and storm restoration revenues represent additional revenue opportunities that depend on weather conditions.

The following table sets forth our revenue by category of service for the periods indicated:

	For the Year Ended June 30,					
	2012		2011		2010	
Core services	$614,623	89.7%	$529,335	89.1%	$457,448	90.7%
Storm restoration services	70,546	10.3%	64,523	10.9%	46,636	9.3%
Total	$685,169	100.0%	$593,858	100.0%	$504,084	100.0%

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Pike Electric Corporation and its wholly owned subsidiaries. All intercompany amounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the allowance for doubtful accounts; recognition of revenue for costs and estimated earnings in excess of billings on uncompleted contracts; future cash flows associated with long-lived assets; useful lives and salvage values of fixed assets for depreciation purposes; workers compensation and employee benefit liabilities; purchase price allocations; fair value assumptions in analyzing goodwill; income taxes; and fair values of financial instruments. Due to the subjective nature of these estimates, actual results could differ from those estimates. We recorded an approximate $2,000 reduction of costs and estimated earnings in excess of billings on uncompleted contracts during the quarter ended September 30, 2010 that relates to prior periods, the impact of which is not material to any individual prior period or our annual results for fiscal 2011.

Reclassifications

Certain amounts reported previously have been reclassified to conform to the current year presentation.

Cash and Cash Equivalents

We consider all highly-liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents.

Revenue Recognition

Revenues from service arrangements are recognized when services are performed. We recognize revenue from hourly services based on actual labor and equipment time completed and on materials when billable to our customers. We recognize revenue on unit-based services as the units are completed. We recognize the full amount of any estimated loss on these projects if estimated costs to complete the remaining units for the project exceed the revenue to be received from such units.

Revenues for fixed-price contracts are recognized using the percentage-of-completion method, measured by the percentage of costs incurred to date to total estimated costs for each contract. Contract costs include all direct material, labor and subcontract costs, as well as indirect costs related to contract performance, such as indirect labor, tools, repairs and depreciation. The cost estimation process is based on the professional knowledge and experience of our engineers, project managers, field construction supervisors, operations management and financial professionals. Changes in job performance, job conditions, estimated profitability and final contract settlements may result in revisions to costs and income and their effects are recognized in the period in which the revisions are determined. At the time a loss on a contract becomes known, the entire amount of the estimated ultimate loss is accrued.

The current asset "Costs and estimated earnings in excess of billings on uncompleted contracts" represents revenues recognized in excess of amounts billed. The current liability "Billings in excess of costs and estimated earnings on uncompleted contracts" represents billings in excess of revenues recognized.

Allowance for Doubtful Accounts

We provide an allowance for doubtful accounts that represents an estimate of uncollectible accounts receivable. The determination of the allowance includes certain judgments and estimates including our customers' willingness or ability to pay and our ongoing relationship with the customer. In certain instances, primarily relating to storm restoration work and other high-volume billing situations, billed amounts may differ from ultimately collected amounts. We incorporate our historical experience with our customers into the estimation of the allowance for doubtful accounts. These amounts are continuously monitored as additional information is obtained. Accounts receivable are due from customers located within the United States and include balances billed to customers pursuant to retainage provisions in certain contracts that are due upon completion of the contracts and acceptance by the customer. Any material change in our customers' business or cash flows could affect our ability to collect amounts due.

Accounts receivable, net and costs and estimated earnings in excess of billings on uncompleted contracts included allowances for doubtful accounts of $863 and $537 at June 30, 2012 and 2011, respectively. We recorded bad debt expense (recovery) of $43, ($94), and $274 for fiscal 2012, 2011 and 2010, respectively.

Inventories

Inventories consist of equipment in process to be sold under sale-leaseback arrangements, unbilled materials purchased for engineering, procurement and construction ("EPC") projects, machine parts, supplies, small tools and other materials used in the ordinary course of business and are stated at the lower of average cost or market. Inventory located outside the United States totaled approximately $2,200 as of June 30, 2012.

Property and Equipment

Property and equipment is carried at cost. Replacements and improvements are capitalized when costs incurred for those purposes extend the useful life of the asset. Maintenance and repairs are expensed as incurred. Depreciation on capital assets is computed using the straight-line method. Internal and external costs incurred to acquire and create internal use software are capitalized and amortized over the useful life of the software. Capitalized software is included in property and equipment on the consolidated balance sheets. Our management makes assumptions regarding future conditions in determining estimated useful lives and potential salvage values, and reviews these assumptions at least annually. These assumptions impact the amount of depreciation expense recognized in the period and any gain or loss recognized once the asset is disposed of or classified as "held for sale."

We review our property and equipment for impairment when events or changes in business conditions indicate the carrying value of the assets may not be recoverable. An impairment of assets classified as "held and used" exists if the sum of the undiscounted estimated future cash flows expected is less than the carrying value of the assets. If this measurement indicates a possible impairment, we compare the estimated fair value of the asset to the net book value to measure the impairment charge, if any. If the criteria for classifying an asset as "held for sale" have been met, we record the asset at the lower of carrying value or fair value, less estimated selling costs. We continually evaluate the depreciable lives and salvage values of our equipment. Property and equipment located outside the United States totaled approximately $500 as of June 30, 2012.

Goodwill and Other Intangible Assets

We test our goodwill for impairment annually or more frequently if events or circumstances indicate impairment may exist. Examples of such events or circumstances could include a significant change in business climate or a loss of significant customers. We complete our annual analysis of our reporting units as of the first day of our fourth fiscal quarter. For purposes of our fiscal 2012 analysis, we had three reporting units – non-union construction, union construction, and engineering. In evaluating reporting units, we first consider our operating segment and related components in accordance with U.S. GAAP. We allocate goodwill to the reporting units that are expected to benefit from the synergies of the business combinations generating the goodwill. We apply a two-step fair value-based test to assess goodwill for impairment. The first step compares the fair values of the reporting units to their carrying amounts, including goodwill. If the carrying amount of any reporting unit exceeds its fair value, the second step is then performed. The second step compares the carrying amount of the reporting unit's goodwill to the implied fair value of the goodwill. If the implied fair value of the goodwill is less than the carrying amount, an impairment loss would be recorded.

We determine the fair value of our reporting units based on a combination of the income approach, using a discounted cash flow model, and a market approach, which considers comparable companies and transactions. Under the income approach, the discounted cash flow model determines fair value based on the present value of projected cash flows over a specific projection period and a residual value related to future cash flows beyond the projection period. Both values are discounted using a rate which reflects our best estimate of the weighted average cost of capital of a market participant, and is adjusted for appropriate risk factors. We perform sensitivity tests with respect to growth rates and discount rates used in the income approach. Under the market approach, valuation multiples are derived based on a selection of comparable companies and acquisition transactions, and applied to projected operating data for each reporting unit to arrive at an indication of fair value.

For our annual impairment analysis, we weighted the income and market approaches 70% and 30%, respectively, The income approach was given a higher weight because it has a more direct correlation to the specific economics of the reporting units than the market approach which is based on multiples of companies that, although comparable, may not have the exact same risk factors as our reporting units. The analysis indicated that, as of the first day of our fourth fiscal quarter, the fair values of each of our reporting units exceeded their respective carrying values in excess of 10%. For our analysis, we also considered various elements of an implied control premium in assessing the reasonableness of the reconciliation of the summation of the fair values of the invested capital of our three reporting units (with appropriate consideration of the interest bearing debt) to the Company's overall market capitalization and our net book value. This analysis included (i) the current control premium being paid for companies with a similar market capitalization and within similar industries and (ii) certain synergies that a market participant buyer could realize, such as the elimination of potentially redundant costs. Based on these analyses, management determined that the resulting control premium implied in the annual impairment analysis was between 15% and 25% which was within a reasonable range of current market conditions. Based on these analyses, we concluded that goodwill was not impaired.

In addition to goodwill, we identify and value other intangible assets that we acquire in business combinations, such as customer arrangements, customer relationships and non-compete agreements, that arise from contractual or other legal rights or that are capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or exchanged. The fair value of identified intangible assets is based upon an estimate of the future economic benefits expected to result from ownership, which represents the amount at which the assets could be bought or sold in a current transaction between willing parties, that is, other than in a forced or liquidation sale. For customers with whom we have an existing relationship prior to the date of the transaction, we utilize assumptions that a marketplace participant would consider in estimating the fair value of customer relationships that an acquired entity had with our pre-existing customers in accordance with U.S. GAAP. The inputs into goodwill and intangible asset fair value calculations reflect our market assumptions and are not observable. Consequently, the inputs are considered to be Level 3 as specified in the fair value accounting guidance.

Intangible assets with definite lives are amortized over their estimated useful lives and are also reviewed for impairment if events or changes in circumstances indicate that their carrying amount may not be realizable. We have no intangibles with indefinite lives other than goodwill.

Inherent in valuation determinations related to goodwill and other intangible assets are significant judgments and estimates, including assumptions about our future revenue, profitability and cash flows, our operational plans, current economic indicators and market valuations. To the extent these assumptions are incorrect or there are declines in our business outlook, impairment charges may be recorded in future periods.

Insurance and Claim Accruals

The insurance and claim accruals are based on known facts, actuarial estimates and historical trends. We are partially self-insured for individual workers' compensation, vehicle and general liability, and health insurance claims. To mitigate a portion of these risks, we maintain commercial insurance for individual workers' compensation and vehicle and general liability claims exceeding $1,000. We also maintain commercial insurance for health insurance claims exceeding $500 per person on an annual basis. We determine the amount of our loss reserves and loss adjustment expenses for self-insured claims based on analyses prepared quarterly that use both company-specific and industry data, as well as general economic information. Our estimates for insurance loss exposures require us to monitor and evaluate our insurance claims throughout their life cycles. Using this data and our assumptions about the emerging trends, we estimate the size of ultimate claims. Our most significant assumptions in forming our estimates include the trend in loss costs, the expected consistency with prior year claims of the frequency and severity of claims incurred but not yet reported, changes in the timing of the reporting of losses from the loss date to the notification date, and expected costs to settle unpaid claims. We also monitor the reasonableness of the judgments made in the prior year's estimates and adjust current year assumptions based on that analysis.

For the years ended June 30, 2012, 2011 and 2010, respectively, insurance and claims expense was $32,545, $32,322 and $40,001 and was included in cost of operations and general and administrative expenses in the consolidated statements of operations.

Collective Bargaining Agreements

Several of our subsidiaries are party to collective bargaining agreements with unions representing craftworkers performing field construction operations. The collective bargaining agreements expire at various times and have typically been renegotiated and renewed on terms similar to the ones contained in the expiring agreements. The agreements require those subsidiaries to pay specified wages, provide certain benefits to their respective union employees and contribute certain amounts to multi-employer pension plans and employee benefit trusts. These subsidiaries' multi-employer pension plan contribution rates generally are specified in the collective bargaining agreements (usually on an annual basis), and contributions are made to the plans on a "pay-as-you-go" basis based on its union employee payrolls, which cannot be determined for future periods because the location and number of union employees that any such subsidiary employs at any given time and the plans in which they may participate vary depending on the projects we have ongoing at any time and the need for union resources in connection with those projects. If any of these subsidiaries withdrew from, or otherwise terminated its participation in, one or more multi-employer pension plans or if the plans were to otherwise become underfunded, we could be assessed liabilities for additional contributions related to the underfunding of these plans. We are not aware of any material amounts of withdrawal liability that have been incurred as a result of a withdrawal by any of our subsidiaries from any multi-employer defined benefit pension plans.

Stock-Based Compensation

Share-based payments are recognized in the consolidated financial statements based on their grant date fair values. Share-based compensation expense is recognized over the period the recipient is required to perform the services in exchange for the award (presumptively the vesting period). We value awards with graded vesting as single awards and recognize the related compensation expense using a straight-line attribution method. U.S. GAAP requires that excess tax benefits be reported as financing cash inflows, rather than as a reduction of taxes paid, which is included within operating cash flows.

Advertising and Promotion Costs

We expense advertising and promotion costs as incurred and these costs are included as a component of general and administrative expenses. Advertising and promotion costs for the years ended June 30, 2012, 2011 and 2010 were $813, $951and $1,180, respectively.

Earnings Per Share

Basic earnings per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted-average number of common shares outstanding during the period and potentially dilutive common stock equivalents. Potential common stock equivalents that have been issued by us relate to both outstanding stock options and restricted stock awards and are determined using the treasury stock method.

Deferred Loan Costs

Deferred loan costs are being amortized over the term of the related debt using the effective-interest method. Accumulated amortization was $382 and $14,909 at June 30, 2012 and 2011, respectively. Amortization expense was $2,386, $2,007 and $1,800 for the years ended June 30, 2012, 2011 and 2010, respectively. Approximately $149 and $209 of the amortization expense for fiscal 2011 and 2010, respectively, is related to unamortized loan costs written off due to term loan prepayments (see Note 7). We also wrote-off approximately $1,700 of unamortized deferred loan costs as additional interest expense related to the prior credit facility in August 2011. Total deferred loan costs associated with entering into our existing revolving credit facility were approximately $1,800. We also capitalized deferred loan costs totaling approximately $800 related to our accordion loan feature of our existing revolving credit facility exercised on June 27, 2012.

Derivative Instruments

We use certain derivative instruments to enhance our ability to manage risk relating to diesel fuel and interest rate exposure. Our use of derivative instruments is currently limited to interest rate swaps and diesel fuel swaps. These instruments are generally structured as hedges of forecasted transactions or the variability of cash flows to be paid related to a recognized asset or liability (cash flow hedges). We do not enter into derivative instruments for trading or speculative purposes. However, we have entered into diesel fuel swaps to economically hedge future purchases of diesel fuel, for which we have not applied hedge accounting. All derivatives are recognized on the balance sheet at fair value. For those derivative instruments for which we intend to elect hedge accounting, on the date the derivative contract is entered into, we document all relationships between hedging instruments and hedged items, as well as our risk-management objective and strategy for undertaking the various hedge transactions. This process includes linking all derivatives designated as cash flow hedges to specific assets and liabilities on the consolidated balance sheet or to specific forecasted transactions. We also formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.

Changes in the fair value of derivatives that are highly effective, and are designated and qualify as cash flow hedges are recorded in other comprehensive income (loss) until earnings are affected by the variability in cash flows of the designated hedged item. Any changes in the fair value of a derivative where hedge accounting has not been elected or where there is ineffectiveness are recognized immediately in earnings. Cash flows related to derivatives are included in operating activities. See Note 8 for additional information.

Income Taxes

The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the results of operations in the period that includes the enactment date.

Recent Accounting Pronouncements

Presentation of Comprehensive Income

In June 2011, the Financial Accounting Standards Board ("FASB") amended its guidance on the presentation of comprehensive income. Under the amended guidance, an entity has the option to present comprehensive income in either one continuous statement or two consecutive financial statements. A single statement must present the components of net income and total net income, the components of other comprehensive income and total other comprehensive income, and a total for comprehensive income. In a two-statement approach, an entity must present the components of net income and total net income in the first statement. That statement must be immediately followed by a financial statement that presents the components of other comprehensive income, a total for other comprehensive income, and a total for comprehensive income. The option under current guidance that permits the presentation of components of other comprehensive income as part of the statement of changes in stockholders' equity has been eliminated. The amendment becomes effective retrospectively for the Company's interim period ending September 30, 2012. Early adoption is permitted. The Company does not expect that this guidance will have an impact on its financial position, results of operations or cash flows as it is disclosure-only in nature.

Accounting for Goodwill and Intangible Assets

In September 2011, the FASB issued guidance related to testing goodwill for impairment which amends existing guidance by giving an entity the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If this is the case, a more detailed two-step goodwill impairment test will need to be performed which is used to identify potential goodwill impairments and to measure the amount of goodwill impairment losses to be recognized, if any. The amendment will be effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011, with early adoption permitted. The amendment becomes effective for the Company's interim period ending September 30, 2012. The Company does not expect the adoption of this amendment to have a material impact on the Company's financial statements.

In December 2010, the FASB amended its guidance on goodwill and other intangible assets. The amendment modifies Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if there are qualitative factors indicating that it is more likely than not that a goodwill impairment exists. The qualitative factors are consistent with the existing guidance which requires goodwill of a reporting unit to be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. This amendment was effective for the Company's interim period ended March 31, 2012. The amendment did not have an impact on the Company's financial position, results of operations or cash flows as we do not have any reporting units with zero or negative carrying amounts.

Accounting for Business Combinations

In December 2010, the FASB issued an accounting standards update for business combinations. This standards update specifies that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments also expand the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010 (July 1, 2011 for the Company). This new guidance was adopted during the interim period ended September 30, 2011 and utilized for the acquisition of Pine Valley. The adoption did not have a significant impact on our consolidated financial statements.

Disclosures for Fair Value Measurements

In May 2011, the FASB amended its guidance to converge fair value measurement and disclosure guidance about fair value measurement under U.S. GAAP with International Financial Reporting Standards ("IFRS"). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board. The amendment changes the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the FASB does not intend for the amendment to result in a change in the application of the requirements in the current authoritative guidance. The amendment becomes effective prospectively for the Company's interim period ending September 30, 2012. Early adoption is not permitted. The Company does not expect the amendment to have a material impact on its financial position, results of operations or cash flows.

In January 2010, the FASB issued authoritative guidance for fair value measurements. This guidance now requires a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and also to describe the reasons for these transfers. This authoritative guidance also requires enhanced disclosure of activity in Level 3 fair value measurements. The guidance for Level 1 and Level 2 fair value measurements was effective for the Company's interim reporting period ended March 31, 2010. The implementation did not have an impact on the Company's financial position, results of operations or cash flows as it is disclosure-only in nature. The guidance for Level 3 fair value measurements disclosures became effective for the Company's interim reporting period ending December 31, 2011 and the implementation did not have an impact on the Company's financial position, results of operations or cash flows as it is disclosure-only in nature.

Disclosures about Offsetting Assets and Liabilities

In December 2011, the FASB issued an accounting standards update regarding disclosures about offsetting assets and liabilities, which requires entities to disclose information about offsetting and related arrangements of financial instruments and derivative instruments. The guidance is effective for the Company beginning July 1, 2013 and is to be applied retrospectively. The adoption of this guidance, which is related to disclosure only, is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

3. Acquisitions

Pine Valley

On August 1, 2011, we acquired Pine Valley Power, Inc. ("Pine Valley"), a privately-held company located near Salt Lake City, Utah, for $25,068, net of cash acquired of $465. The funding for the purchase consisted of cash from operations and cash borrowed under our revolving credit facility totaling $7,271 and $10,000, respectively, and the issuance of approximately 983 shares of our common stock having an estimated fair value of $8,262 on the issuance date in accordance with purchase accounting guidance. Pine Valley provides construction and maintenance services to the transmission and distribution, renewable energy, industrial water and mining industries.

We completed our analysis of the valuation of the acquired assets and liabilities of Pine Valley during the quarter ended December 31, 2011. The purchase price of $25,068 has been allocated to the assets acquired and liabilities assumed at the effective date of the acquisition based on estimated fair values as summarized in the following table:

Current assets	$ 3,278
Property and equipment	1,251
Intangible assets	10,072
Goodwill	12,039
Total assets acquired	26,640
Current liabilities	(1,572)
Total liabilities assumed	(1,572)
Net assets	$25,068

The intangible assets recognized are attributable to customer relationships totaling $8,005, non-compete agreements with the seller totaling $1,829, and a trademark totaling $238 and are being amortized over fifteen, five and five years, respectively. All changes in goodwill for the year ended June 30, 2012 are related to purchase price allocation adjustments for Pine Valley. The goodwill recognized is attributable primarily to expected synergies and is amortizable for tax purposes over a period of 15 years.

The financial results of the operations of Pine Valley have been included in our consolidated financial statements since the date of the acquisition and represent revenue of $18,851 and net loss of $3 for the year ended June 30, 2012. The following unaudited pro forma condensed statement of income data gives effect to the acquisition of Pine Valley as if it had occurred on July 1, 2010. The pro forma results are not necessarily indicative of what actually would have occurred had the acquisition been in effect for the periods presented.

	Year Ended June 30, 2012	Year Ended June 30, 2011
Revenues	$686,980	$618,980
Net income	$ 10,994	$ 6,251
Basic earnings per common share	$ 0.32	$ 0.19
Diluted earnings per common share	$ 0.31	$ 0.18

Klondyke

On June 30, 2010, we acquired Klondyke based in Phoenix, Arizona, for a price of $17,000 ($15,157 net of cash acquired), plus the assumption of certain operating liabilities. Klondyke provides substation and transmission construction and maintenance services. Klondyke also constructs renewable energy generation facilities and provides civil related services. Klondyke's range of construction services complements our Western U.S. engineering capabilities and enables the continued expansion of our turnkey EPC services.

We completed our analysis of the valuation of the acquired assets and liabilities of Klondyke during the quarter ended December 31, 2010. The purchase price of $17,000 has been allocated to the assets acquired and liabilities assumed at the effective date of the acquisition based on estimated fair values as follows: $6,023 of tangible net assets and $6,300 in identifiable intangible assets, resulting in goodwill of approximately $4,677. The intangible assets recognized are attributable to customer relationships totaling $4,100, non-compete agreements with the seller totaling $1,600, and a trademark totaling $600 and are being amortized over fifteen, three and five years, respectively. All changes in goodwill for the year ended June 30, 2011 are related to purchase price allocation adjustments for Klondyke. The goodwill recognized is attributable primarily to expected synergies and is being amortized for tax purposes over a period of 15 years.

The financial results of the operations of Klondyke have been included in our consolidated financial statements since the date of the acquisition. The following unaudited pro forma condensed statement of income data gives effect to the acquisition of Klondyke as if it had occurred on July 1, 2009. The pro forma results are not necessarily indicative of what actually would have occurred had the acquisition been in effect for the periods presented.

	Year Ended June 30, 2010
Revenues	$533,367
Net loss	$ (13,593)
Basic loss per common share	$ (0.41)
Diluted loss per common share	$ (0.41)

4. Restructuring Expenses

During the second quarter of fiscal 2010, we initiated plans to implement cost restructuring measures in our distribution operations and support services. The cost restructuring initiatives included reductions in headcount, pay levels and employee benefits in distribution operations and support services, and the disposition of excess fleet assets. We made these changes in order to improve our efficiency and to attempt to align our costs with the current operating environment.

We recorded a pre-tax restructuring charge related to these measures of $8,945 comprised of $1,007 for severance and other termination benefits and a $7,938 non-cash writedown of fleet and other fixed assets to be disposed. The following table summarizes the restructuring activity during the year ended June 30, 2010:

Description	One-Time Employee Termination Benefits	Fixed Asset Writedowns	Total
Accrued restructuring balance as of June 30, 2009	$ —	$ —	$ —
Costs incurred and charged to expense	1,007	7,938	8,945
Cash payments	(1,007)	—	(1,007)
Non-cash settlement	—	(7,938)	(7,938)
Accrued restructuring balance as of June 30, 2010	$ —	$ —	$ —

As of June 30, 2010 we had received $4,351 in proceeds from the sale of assets written down in connection with the restructuring. The carrying value of the remaining assets to be disposed of in connection with the restructuring was $776 at June 30, 2010 and was included within prepaid expenses and other in the consolidated balance sheets. We completed the disposition of substantially all of the remaining assets during 2011.

All cost restructuring measures in our distribution operations and support services were complete in 2010.

5. Property and Equipment

Property and equipment is comprised of the following:

	Estimated Useful Lives in Years	June 30, 2012	June 30, 2011
Land	—	$ 3,283	$ 2,971
Buildings	15-39	27,591	26,783
Vehicles	5-12	226,480	229,208
Machinery and equipment	3-19	83,683	78,731
Office equipment, furniture and software	3-7	25,754	27,862
Total		366,791	365,555
Less: accumulated depreciation		(192,136)	(187,873)
Property and equipment, net		$ 174,655	$ 177,682

Depreciation expense for the years ended June 30, 2012, 2011, and 2010 was $33,445, $33,559, and $31,383, respectively.

Expenses for maintenance and repairs of property and equipment were $34,510, $28,583, and $27,883 for the years ended June 30, 2012, 2011, and 2010, respectively.

Amounts reported as loss on sale and impairment of property and equipment relate primarily to the sale of aging, damaged or excess fleet equipment. Assets held for sale are recorded at the lower of carrying value or fair value, less selling costs. Fair value for this purpose is generally determined based on prices in the used equipment market. The carrying value of assets held for sale was $119 and $168 at June 30, 2012 and 2011, respectively, and is included in prepaid expenses and other in the consolidated balance sheets. All of the assets held for sale at June 30, 2012 are expected to be sold in the next twelve months.

6. Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill for fiscal year 2012 and 2011 are as follows:

	Amount
Goodwill at June 30, 2010	$114,778
Acquisition adjustments related to Klondyke	(3,885)
Goodwill at June 30, 2011	$110,893
Acquisition and acquisition adjustments related to Pine Valley	12,039
Goodwill at June 30, 2012	$122,932

We have recorded no impairment losses related to goodwill and have no intangibles with indefinite lives other than goodwill.

Other amortizable intangible assets are comprised of:

	Customer Relationships		Non-Compete Agreements		Trademarks		Total	
	June 30,		June 30,		June 30,		June 30,	
	2012	2011	2012	2011	2012	2011	2012	2011
Gross carrying value	$ 58,711	$ 50,706	$ 9,919	$ 8,090	$ 838	$ 600	$ 69,468	$ 59,396
Accumulated amortization	(18,284)	(15,219)	(7,283)	(5,704)	(284)	(120)	(25,851)	(21,043)
Net intangible assets	$ 40,427	$ 35,487	$ 2,636	$ 2,386	$ 554	$ 480	$ 43,617	$ 38,353

Amortization expense related to intangible assets for the years ended June 30, 2012, 2011, and 2010 was $4,809, $4,474, and $4,289, respectively.

Estimated future amortization expense related to intangible assets is as follows:

Year Ended June 30,	Amount
2013	$ 4,942
2014	3,745
2015	3,635
2016	3,381
2017	2,671
Thereafter	25,243
Total	$43,617

7. Debt

Debt consisted of the following at June 30, 2012 and 2011:

	June 30,	
	2012	2011
Revolving credit facility	$123,000	$ —
Long-term debt:		
$300 million term loan	$ —	$63,088
$150 million term loan	—	35,912
	—	99,000
Less: current portion	—	—
Long-term debt	$ —	$99,000

On July 29, 2009, we entered into an amended and restated secured bank credit agreement ("Restated Credit Agreement") that replaced our prior credit facility ("Original Credit Facility"). The Restated Credit Agreement: (i) extended the maturity of the revolving facility from July 1, 2010 to July 1, 2012; (ii) increased availability under the revolving facility from $90,000 to $115,000; (iii) increased the interest rate on the revolving facility by 2.0%; (iv) increased the aggregate dollar limits on our ability to invest in joint ventures, transfer assets to foreign subsidiaries, make earn-out payments, use unsecured debt, lease equipment, repurchase debt, pay dividends and repurchase equity; and (v) increased the letter of credit limit from $50,000 to $90,000, with the addition of an additional $25,000 cash collateralized letter of credit facility at our option. The financial covenants in the credit facility remained unchanged in the Restated Credit Agreement.

On August 30, 2010, we entered into an amendment to the Restated Credit Agreement, which: (i) amended the required leverage ratio to be no more than 3.75 to 1.00 for the fiscal quarters ending June 30, 2010 through March 31, 2011 and 3.25 to 1.00 for the fiscal quarter ending June 30, 2011 and thereafter; (ii) waived non-compliance with the leverage ratio covenant prior to giving effect to the foregoing amendment with regard to the quarter ending June 30, 2010; and (iii) added Qualified Remedial Expenses (as defined in the first amendment) into the calculation of Consolidated EBITDA in the restated credit agreement. The Qualified Remedial Expenses were primarily related to a fiscal 2010 environmental matter, which has been settled, and for which expenses of $3,272 were included in costs of operations for the year ended June 30, 2010.

We paid and capitalized $3,842 of fees related to the Restated Credit Agreement that were being amortized on a straight-line basis as part of interest expense over the remaining term of the revolving facility. During the three months ended September 30, 2009, we immediately recognized expense for $112 in deferred loan costs associated with the Original Credit Facility, which was related to costs assigned to parties not involved in the amended revolving facility. In addition to the fees to be amortized related to our revolving credit facility, we continued to amortize, over the remaining term of the related debt using the effective-interest method, $13,071 in deferred loan costs related to the Original Credit Facility.

In addition to the revolving facility, the Restated Credit Agreement included a $300,000 term loan due July 1, 2012 and a $150,000 term loan due December 10, 2012, of which we had $99,000 outstanding at June 30, 2011. The Restated Credit Agreement was secured by substantially all of our assets and contained a number of affirmative and restrictive covenants, including limitations on mergers, consolidations and dissolutions, sales of assets, investments and acquisitions, indebtedness, liens and restricted payments, and a requirement to maintain certain financial ratios. Pursuant to the terms of the Restated Credit Agreement, we could prepay any loans under the agreement in whole or in part without penalty.

The term loans bore interest at a variable rate at our option of either (a) the Alternate Base Rate, defined as the greater of the Prime Rate or the Federal Funds Effective Rate plus 0.50%, plus a margin ranging from 0.50% to 0.75% or (b) LIBOR plus a margin ranging from 1.50% to 1.75%. The margins were applied based on our leverage ratio, which was computed quarterly. At June 30, 2011, the LIBOR margin was 1.50%. At June 30, 2011, our interest rate for both term loans was 1.69%.

Advances made under the revolving facility bore interest at a variable rate at our election of either (a) the Alternate Base Rate as defined, plus a margin ranging from 2.50% to 3.00% or (b) LIBOR plus a margin ranging from 3.50% to 4.00%. The margins were applied based on our leverage ratio, which was computed quarterly. At June 30, 2011, the LIBOR margin was 3.50%. The borrowing availability under the revolving credit facility was $89,426 as of June 30, 2011 (after giving effect to outstanding standby letters of credit of $25,574). This borrowing availability was subject to, and potentially limited by, our compliance with the covenants of the Restated Credit Agreement, as amended. We were subject to a commitment fee of 0.75% and letter of credit fees between 3.75% and 4.25% based on our leverage ratio.

On August 24, 2011, we entered into a new $200,000 revolving credit facility (the "2011 Credit Facility") that replaced the Restated Credit Facility. The 2011 Credit Facility matures in August 2015. We paid off outstanding term loans and borrowings on the revolver of the Restated Credit Facility upon entering into the 2011 Credit Facility. The obligations under the 2011 Credit Facility are unconditionally guaranteed by us and each of our existing and subsequently acquired or organized domestic and first-tier foreign subsidiaries and secured on a first-priority basis by security interests (subject to permitted liens) in substantially all assets owned by us and each of our subsidiaries, subject to limited exceptions.

Borrowings under the 2011 Credit Facility bear interest at a variable rate at our option of either (a) the Base Rate, defined as the greater of the Prime Rate, the Federal Funds Effective Rate plus 0.50% or LIBOR plus 1.0%, plus a margin ranging from 0.50% to 1.5% or (b) LIBOR plus a margin ranging from 2.00% to 3.00%. The margins are applied based on our leverage ratio, which is computed quarterly. At June 30, 2012, the Base Rate and LIBOR margin was 0.75% and 2.25%, respectively. At June 30, 2012, our Base Rate and adjusted LIBOR rate was 4.0% and 2.5%, respectively.

We are subject to a commitment fee ranging from 0.375% to 0.625% and letter of credit fees between 2.00% and 3.00% based on our leverage ratio. We are also subject to letter of credit fronting fees of 0.125% per annum for amounts available to be withdrawn. Total costs associated with the 2011 Credit Facility were approximately $1,800, including the commitment fee, which are capitalized and being amortized over the term of the debt using the effective interest method. At June 30, 2012 and 2011, accumulated amortization related to all deferred loan costs was $382 and $4,909, respectively.

The 2011 Credit Facility contains a number of other affirmative and restrictive covenants including limitations on dissolutions, sales of assets, investments, and indebtedness and liens. The 2011 Credit Facility also requires us to maintain: (i) a leverage ratio, which is the ratio of total debt to adjusted EBITDA (as defined in the 2011 Credit Facility; measured on a trailing four-quarter basis), of no more than 3.75 to 1.0 as of the last day of each fiscal quarter, declining to 3.50 on June 30, 2012 and declining to 3.00 on June 30, 2013 and thereafter, and (ii) a consolidated fixed charge coverage ratio (as defined in the 2011 Credit Facility) of at least 1.25 to 1.0. We wrote-off approximately $1,700 of unamortized deferred loan costs as additional interest expense in August 2011 related to the Restated Credit Facility in connection with its termination at such time.

On June 27, 2012, we exercised the accordion feature of the 2011 Credit Facility and entered into a commitment increase agreement with our lenders thereby increasing the lenders' commitments by $75,000, from $200,000 to $275,000. Total costs associated with the new accordion commitment were approximately $800, which are capitalized and being amortized over the term of the debt using the effective interest method.

Effective May 2010, we entered into an interest rate swap agreement (the "May 2010 Swap") with a notional amount of $20,000. The May 2010 Swap had an effective date of May 13, 2010 and expired on May 13, 2012. Under the May 2010 Swap, we paid a fixed rate of 1.1375% and received a rate equivalent to the thirty-day LIBOR, adjusted monthly.

Effective June 2010, we entered into an interest rate swap agreement (the "June 2010 Swap") with a notional amount of $20,000. The June 2010 Swap had an effective date of June 19, 2010 and expired on June 19, 2012. Under the June 2010 Swap, we paid a fixed rate of 1.0525% and received a rate equivalent to the thirty-day LIBOR, adjusted monthly.

Cash paid for interest expense totaled $4,285, $4,232, and $6,223 for the years ended June 30, 2012, 2011, and 2010, respectively. Interest costs capitalized for the year ended June 30, 2012, 2011, and 2010 were $47, $23, and $259, respectively.

8. Derivative Instruments and Hedging Activities

All derivative instruments are recorded on the consolidated balance sheets at their respective fair values. Changes in fair value are recognized either in income or other comprehensive income (loss) ("OCI"), depending on whether the transaction qualifies for hedge accounting and, if so, the nature of the underlying exposure being hedged and how effective the derivatives are at offsetting price movements in the underlying exposure. The effective portions recorded in OCI are recognized in the statement of operations when the hedged item affects earnings.

We have used certain derivative instruments to enhance our ability to manage risk relating to diesel fuel and interest rate exposure. Derivative instruments are not entered into for trading or speculative purposes. We document all relationships between derivative instruments and related items, as well as our risk-management objectives and strategies for undertaking various derivative transactions.

Interest Rate Risk

We are exposed to market risk related to changes in interest rates on borrowings under our senior credit facility, which bears interest based on LIBOR, plus an applicable margin dependent upon our total leverage ratio. We use derivative financial instruments to manage exposure to fluctuations in interest rates on our senior credit facility.

Effective May 2010, we entered into an interest rate swap agreement (the "May 2010 Swap") with a notional amount of $20,000 to help manage a portion of our interest risk related to our floating-rate debt interest risk. The May 2010 Swap expired in May 2012. Under the May 2010 Swap agreement, we paid a fixed rate of 1.1375% and received a rate equivalent to the thirty-day LIBOR, adjusted monthly. The May 2010 Swap qualified for hedge accounting and was designated as a cash flow hedge. There was no hedge ineffectiveness for the May 2010 Swap for the fiscal years ended June 30, 2012, 2011, or 2010.

Effective June 2010, we entered into an interest rate swap agreement (the "June 2010 Swap") with a notional amount of $20,000 to help manage a portion of our interest risk related to our floating-rate debt interest risk. The June 2010 Swap expired in June 2012. Under the June 2010 Swap agreement, we paid a fixed rate of 1.0525% and received a rate equivalent to the thirty-day LIBOR, adjusted monthly. The June 2010 Swap qualified for hedge accounting and was designated as a cash flow hedge. There was no hedge ineffectiveness for the June 2010 Swap for the fiscal years ended June 30, 2012, 2011, or 2010.

The net derivative income (loss) recorded in OCI was reclassified into earnings over the term of the underlying cash flow hedge. The amount that was reclassified into earnings varied depending upon the movement of the underlying interest rates. As interest rates decreased, the charge to earnings increased. Conversely, as interest rates increased, the charge to earnings decreased.

Diesel Fuel Risk

We have a large fleet of vehicles and equipment that primarily uses diesel fuel. As a result, we have market risk for changes in diesel fuel prices. If diesel prices rise, our gross profit and operating income (loss) could be negatively affected due to additional costs that may not be fully recovered through increases in prices to customers.

We periodically enter into diesel fuel swaps to decrease our price volatility. As of June 30, 2012, we had hedged approximately 62.2% of our next 12 months of projected diesel fuel purchases at prices ranging from $3.71 to $4.23 per gallon. We are not currently utilizing hedge accounting for any active diesel fuel derivatives.

Balance Sheet and Statement of Operations Information

The fair value of derivatives at June 30, 2012 and 2011 is summarized in the following table:

		Asset Derivatives		Liability Derivatives	
	Balance Sheet Location	Fair Value at June 30, 2012	Fair Value at June 30, 2011	Fair Value at June 30, 2012	Fair Value at June 30, 2011
Derivatives designated as hedging instruments:					
Interest rate swaps	Accrued expenses and other	$ —	$ —	$ —	$ 291
Total derivatives designated as hedging instruments		$ —	$ —	$ —	$ 291
Derivatives not designated as hedging instruments:					
Diesel fuel swaps (gross) (1)	Prepaid expenses and other	$ —	$ 888	$ —	$ —
Diesel fuel swaps (gross) (1)	Accrued expenses and other	—	—	1,588	—
Total derivatives not designated as hedging instruments		$ —	$ 888	$ 1,588	$ —
Total derivatives		$ —	$ 888	$ 1,588	$ 291

(1) The fair values of asset and liability derivatives with the same counterparty are netted on the balance sheet.

The effects of derivative instruments, net of tax, on the consolidated statements of operations for the fiscal years ended June 30, 2012 and 2011 are summarized in the following tables:

Derivatives designated as cash flow hedging instruments:

For the Year Ended June 30,	Amount of Gain (Loss) Recognized in OCI (Effective Portion) 2012	2011	Location of Loss Reclassified from Accumulated OCI into Earnings	Amount of Loss Reclassified from Accumulated OCI into Earnings 2012	2011
Interest rate swaps	$ 178	$ (36)	Interest expense	$ (195)	$ (206)
Total	$ 178	$ (36)		$ (195)	$ (206)

Derivatives not designated as cash flow hedging instruments:

For the Year Ended June 30,	Location of (Loss) Gain Recognized in Earnings	Amount of (Loss) Gain Recognized in Earnings 2012	2011
Diesel fuel swaps	Cost of operations	$ (2,476)	$ 884
Total		$ (2,476)	$ 884

During the years ended June 30, 2012, 2011, and 2010, we had no cash flow hedge ineffectiveness.

For the years ended June 30, 2012, 2011, and 2010, there were no reclassifications to earnings due to hedged firm commitments no longer deemed probable or due to hedged forecasted transactions that had not occurred by the end of the originally specified time period.

Accumulated OCI

For the interest rate swaps, the following table summarizes the net derivative gains or losses, net of taxes, deferred into accumulated OCI and reclassified to income (loss) for the periods indicated below.

	For the Year Ended June 30, 2012	2011
Net accumulated derivative loss deferred at beginning of period	$ (178)	$ (142)
Change in fair value	(17)	(242)
Reclassification to net income	195	206
Net accumulated derivative loss deferred at end of period	$ —	$ (178)

At June 30, 2011, accumulated OCI associated with interest rate swaps qualifying for hedge accounting treatment was ($178), respectively, net of income tax effects. At June 30, 2012, there was no accumulated OCI associated with interest swaps as both swaps expired during the year ended June 30, 2012. At June 30, 2012 and 2011, there was no accumulated OCI associated with diesel fuel swaps as we are not utilizing hedge accounting for any such swaps.

9. Comprehensive Income

The components of comprehensive income were as follows for the periods presented:

	For the Year Ended June 30,		
	2012	2011	2010
Net income (loss)	$10,883	$1,401	$(13,459)
Change in fair value of interest rate cash flow hedges, net of income taxes of $114, ($23), and $615, respectively	178	(36)	967
Comprehensive income (loss)	$11,061	$1,365	$(12,492)

10. Fair Value Measurements

Fair value rules currently apply to all financial assets and liabilities and for certain nonfinancial assets and liabilities that are required to be recognized or disclosed at fair value. For this purpose, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs.

U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include:

- Level 1—Valuations based on quoted prices in active markets for identical instruments that we are able to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
- Level 2—Valuations based on quoted prices in active markets for instruments that are similar, or quoted prices in markets that are not active for identical or similar instruments, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

As of June 30, 2012 and 2011, we held certain items that are required to be measured at fair value on a recurring basis. These included interest rate derivative instruments and diesel fuel derivative instruments. Derivative instruments are used to hedge a portion of our diesel fuel costs and our exposure to interest rate fluctuations. These derivative instruments currently consist of swaps only. See Note 8 for further information on our derivative instruments and hedging activities.

Our interest rate derivative instruments and diesel fuel derivative instruments consist of over-the-counter contracts, which are not traded on a public exchange. The fair values for our interest rate swaps and diesel fuel swaps are based on current settlement values and represent the estimated amount we would have received or paid upon termination of these agreements. The fair values are derived using pricing models that rely on market observable inputs such as yield curves and commodity forward prices, and therefore are classified as Level 2. We also consider counterparty credit risk in our determination of all estimated fair values. We have consistently applied these valuation techniques in all periods presented.

At June 30, 2012 and June 30, 2011, the carrying amounts and fair values for our interest rate swaps and diesel fuel swaps were as follows:

Description	June 30, 2012	Level 1	Level 2	Level 3
Liability:				
Diesel fuel swap agreements	$ (1,588)	$ —	$(1,588)	$ —

Description	June 30, 2011	Level 1	Level 2	Level 3
Asset:				
Diesel fuel swap agreements	$ 888	$ —	$ 888	$ —
Liability:				
Interest rate swap agreements	(291)	—	(291)	—
Total	$ 597	$ —	$ 597	$ —

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair values due to the short-term nature of these instruments. The carrying value of our debt approximates fair value based on the market-determined, variable interest rates.

Assets and liabilities that are measured at fair value on a nonrecurring basis include assets held for sale and termination benefits to be paid in connection with our restructuring plans (Note 4). Assets held for sale are valued using Level 2 inputs, primarily observed prices for similar assets in the used equipment market. Liabilities measured and recorded for termination benefits are based on the estimated ultimate payment amounts, which approximate fair value as determined using Level 3 inputs.

11. Income Taxes

Income tax expense consisted of the following:

	Year Ended June 30,		
	2012	2011	2010
Current	$8,926	$1,389	$(2,056)
Deferred	(952)	174	(6,506)
Total	$7,974	$1,563	$(8,562)

In assessing the value of deferred tax assets, the Company considers whether it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the availability of taxable income in carryback periods, the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based upon these considerations, the Company provides a valuation allowance to reduce the carrying value of certain of its deferred tax assets to their net expected realizable value, if applicable. The Company has concluded that no valuation allowance is required for deferred tax assets at June 30, 2012 and June 30, 2011, respectively. Significant components of our deferred tax liabilities and assets are as follows:

	June 30,	
	2012	2011
Deferred tax liabilities:		
Tax over book depreciation	$(47,739)	$(49,547)
Tax over book amortization	(7,073)	(7,887)
Other	(1,863)	(1,653)
Total deferred tax liabilities	(56,675)	(59,087)
Deferred tax assets:		
Deferred compensation	2,159	2,381
Self-insurance accruals	5,505	7,887
Accrued vacation	2,673	2,399
Stock compensation	5,281	—
Other	4,030	8,210
Total deferred tax assets	19,648	20,877
Net deferred tax liabilities	$(37,027)	$(38,210)

The differences between the income tax expense and the amounts computed by applying the statutory federal income tax rate to earnings before income taxes are as follows:

	Year Ended June 30,					
	2012		2011		2010	
Computed tax at federal statutory rate	$6,600	35.0%	$1,037	35.0%	$(7,707)	-35.0%
State income taxes, net of federal expense (benefit)	872	4.6%	308	10.4%	(1,028)	-4.7%
Internal Revenue Code Section 199 deduction	(393)	-2.1%	—	0.0%	—	0.0%
Other	895	4.8%	218	7.4%	173	0.8%
Net income tax expense (benefit)	$7,974	42.3%	$1,563	52.8%	$(8,562)	-38.9%

Cash paid for income taxes, net of refunds received, totaled $3,244, $5,414 and $556 for the years ended June 30, 2012, 2011 and 2010, respectively.

We have recorded a liability for unrecognized tax benefits related to tax positions taken on various income tax returns. If recognized, the entire amount of unrecognized benefits would impact our effective tax rate.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

	Year Ended June 30,		
	2012	2011	2010
Beginning of year	$ 146	$146	$146
Increases related to tax positions taken in a current year	100	—	—
Reduction for tax positions of prior years	(146)	—	—
End of year	$ 100	$146	$146

Effective income tax rates of 42.3% , 52.8%, and (38.9)% for the years ended June 30, 2012 , 2011, and 2010, respectively, varied from the statutory federal income tax rate of 35% due to several factors, including state income and gross margin taxes, changes in permanent differences primarily related to acquisition costs from the UCS acquisition and the Internal Revenue Code Section 199 deduction for 2012, Internal Revenue Code Section 162(m) deduction limitations for compensation and meals and entertainment for fiscal 2012 and 2011, and the relative size of our consolidated income (loss) before income taxes.

The Internal Revenue Service has completed its examination of our federal income tax return for the year ended June 30, 2010. The open tax years remaining subject to audit by the Internal Revenue Service are years ending June 30, 2009 and forward. With few exceptions, our state income tax returns are subject to examination for the year ended June 30, 2008 and forward.

We have elected to recognize interest and penalties related to income tax matters in the income tax provision. Interest and penalties were minor for all periods presented, and as of June 30, 2012 and 2011, there were no significant amounts accrued for interest or penalties related to uncertain tax positions.

12. Employee Benefit Plans and Other Postretirement Benefits

We sponsor a defined contribution plan that covers all full-time employees who have completed a minimum of two months of employment. Contributions relating to the defined contribution plan will be made based upon the plan's provisions. Additional amounts may be contributed at the option of our board of directors. Our contributions were $1,812, $1,898, and $1,872 for the years ended June 30, 2012, 2011, and 2010, respectively.

We also maintain a postretirement plan that provides health benefits and certain other benefits for certain retired officers who retire on or after age 55 with at least 10 years of continuous service. We intend to maintain the insurance for all of the officers during their eligible retirement years. We retain the right to modify or eliminate these benefits. The liability for these benefits totaled $1,901 and $2,090 as of June 30, 2012 and 2011, respectively.

13. Stock-Based Compensation

Overview

In connection with our initial public offering, we adopted the 2005 Omnibus Compensation Plan (the "2005 Plan") in July 2005. We adopted the 2008 Omnibus Compensation Plan (the "2008 Plan" and, together with the 2005 Plan, the "Omnibus Plans") in fiscal year 2008 in anticipation of future compensation-related equity awards. The Omnibus Plans authorize our board of directors to grant various types of awards to directors, officers, employees and consultants, including stock options intended to qualify as incentive stock options under Section 422 of the Internal Revenue Code of 1986, as amended, nonqualified stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance units, cash incentive awards, deferred share units and other equity-based or equity-related awards. To date all equity awards under the Omnibus Plans have consisted of nonqualified stock options, restricted stock and restricted stock units. In November 2011, we increased the number of shares of common stock that may be issued under the 2008 Plan from 2,500 to 5,000 shares.

Subject to adjustment as provided below, the aggregate number of shares of common stock that may be issued pursuant to awards granted under the 2005 Plan is 1,750, of which the maximum number of shares that may be delivered pursuant to incentive stock options granted and restricted stock awards is 500 and 450, respectively. Subject to adjustment as provided below, the aggregate number of shares of common stock that may be issued pursuant to awards granted under the 2008 Plan is 5,000, of which the maximum number of shares that may be delivered pursuant to incentive stock options granted and restricted stock awards is 500 and 500, respectively. We have a policy of issuing new shares to satisfy option exercises.

Under both Omnibus Plans, the maximum number of shares of common stock with respect to which awards may be granted to any eligible individual in any fiscal year is 600. If an award granted under either Omnibus Plan is forfeited, or otherwise expires, terminates or is canceled without the delivery of shares, then the shares covered by the forfeited, expired, terminated or canceled award will again be available to be delivered pursuant to awards under the applicable Omnibus Plan.

We also maintain two stock option plans that were adopted in 2002 (the "2002 Plans"), under which stock options were granted to key employees, officers and directors. Option grants under the 2002 Plans were at a price of no less than the fair market value of the underlying stock at the date of grant, generally vest over a four-year period, and have a term of ten years. We do not intend to make additional grants under the 2002 Plans.

We recorded non-cash expense related to our stock-based compensation plans of $3,925, $4,102 and $4,836 for the years ended June 30, 2012, 2011, and 2010, respectively, all of which is included in general and administrative expenses in the consolidated statements of operations. The total income tax benefit associated with non-cash stock compensation expense was $1,533, $1,602, and $1,889 for the years ended June 30, 2012, 2011, and 2010, respectively. As of June 30, 2012, there were 3,063 shares available for future issuance under our stock-based compensation plans.

Stock Options

For purposes of determining compensation expense for stock option awards, the fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. The key assumptions used in the Black-Scholes model for options granted during fiscal 2012, 2011 and 2010 were as follows:

	Year Ended June 30,		
	2012	2011	2010
Dividend yield	—	—	—
Risk-free interest rate	1.12% - 2.18%	1.26% - 2.54%	2.65% - 2.74%
Expected volatility	0.43	0.41 - 0.44	0.45
Expected life	6.0 - 6.5 years	5.5 - 6.5 years	6.0 - 6.5 years

The dividend yield assumption is based on our current intent not to issue dividends. The risk-free interest rate is based on the U.S. Treasury rate for the expected life at the time of grant. As of July 1, 2010, we began to use our historical volatility as a basis for our expected volatility. Prior to that, we had limited trading history beginning July 27, 2005 and had based our expected volatility on the average long-term historical volatilities of peer companies. We are using the "simplified method" to calculate expected holding periods, which represents the period of time that options granted are expected to be outstanding. We will continue to use this method until we have sufficient historical exercise experience to give us confidence that our calculations based on such experience will be reliable.

A summary of stock option activity for the year ended June 30, 2012, is presented as follows:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Life (years)	Aggregate Intrinsic Value
Options outstanding, June 30, 2011	3,599	$ 10.14		
Exercised	(797)	$ 3.97		
Forfeited	(11)	$ 9.82		
Granted	529	$ 9.15		
Options outstanding, June 30, 2012	3,320	$ 11.46	5.7	$ 591
Options vested and expected to vest, June 30, 2012	3,256	$ 11.51	5.6	$ 590
Options exercisable, June 30, 2012	2,360	$ 12.19	4.4	$ 577

The weighted-average grant-date fair value of options granted during fiscal 2012, 2011, and 2010 was $3.92, $4.16, and $5.33, respectively. The total intrinsic value of options exercised during fiscal 2012, 2011, and 2010 was $3,263, $206, and $3, respectively. The total fair value of options vested during fiscal 2012, 2011, and 2010 was $2,102, $2,589, and $2,195, respectively.

As of June 30, 2012, there was $2,959 of unrecognized compensation expense related to outstanding stock options which is expected to be recognized over a weighted-average period of 2.2 years.

Cash received from option exercises for the years ended June 30, 2012, 2011, and 2010 was $332, $201, and $16, respectively. The actual tax benefit realized from option exercises totaled $1,276, $81, and $1 for the years ended June 30, 2012, 2011, and 2010, respectively.

Other Stock-Based Compensation

A summary of restricted stock activity for the year ended June 30, 2012 is presented below:

	Shares	Weighted Average Grant Date Fair Value
Non-vested shares, June 30, 2011	454	$ 10.37
Granted	225	$ 7.99
Vested	(243)	$ 10.42
Non-vested shares, June 30, 2012	436	$ 9.11

The fair value of restricted stock awards is estimated based on the average of our high and low stock price on the date of grant, and, for the purposes of expense recognition, the total new number of shares expected to vest is adjusted for estimated forfeitures. As of June 30, 2012, there was $2,344 of unrecognized compensation expense related to non-vested restricted stock which is expected to be recognized over a weighted-average period of 2.0 years. The total fair value of shares vested during the years ended June 30, 2012, 2011, and 2010 was $2,538, $2,590, and $1,019, respectively.

Employee Stock Purchase Plan

In September 2005, we adopted an Employee Stock Purchase Plan (the "ESPP") that was approved by stockholders in December 2005. Under the ESPP, shares of our common stock are purchased during offerings commencing on January 1 of each year. The first offering period under the ESPP commenced on January 1, 2006. Shares are purchased at three-month intervals at 95% of the fair market value on the last trading day of each three-month purchase period. Employees may purchase shares having a value not exceeding 20% of their annual compensation, or $25, whichever is less. During the fiscal year ended June 30, 2012, employees purchased 63 shares at an average price of $7.05 per share. During the fiscal year ended June 30, 2011, employees purchased 57 shares at an average price of $8.05 per share. During the fiscal year ended June 30, 2010, employees purchased 53 shares at an average price of $9.41 per share. At June 30, 2012, there were 175 shares of common stock reserved for future issuance under the ESPP.

14. Earnings (Loss) Per Share

The following table sets forth the calculations of basic and diluted earnings per share:

	Year Ended June 30,		
	2012	2011	2010
Basic:			
Net income (loss)	$10,883	$ 1,401	$(13,459)
Weighted average common shares	34,678	33,399	33,132
Basic earnings (loss) per share	$ 0.31	$ 0.04	$ (0.41)
Diluted:			
Net income (loss)	$10,883	$ 1,401	$(13,459)
Weighted average common shares	34,678	33,399	33,132
Potential common stock arising from stock options and restricted stock	433	597	—
Weighted average common shares – diluted	35,111	33,996	33,132
Diluted earnings (loss) per share	$ 0.31	$ 0.04	$ (0.41)

All outstanding options and restricted stock awards were excluded from the calculation of diluted earnings per share for the fiscal year ended June 30, 2010 because their effect would have been anti-dilutive. Outstanding options and restricted stock awards equivalent to 2,563 and 2,112 shares of common stock were excluded from the calculation of diluted earnings per share for the years ended June 30, 2012 and 2011, respectively, because their effect would have been anti-dilutive.

15. Leases

We lease various technology hardware; real estate used as engineering offices, satellite offices or storage facilities; various vehicles and equipment; and two airplanes under operating leases with terms ranging from one to ten years. We also rent various vehicles and equipment on short-term, month-to-month lease agreements. Many of these leases have automatic renewal features and we have no material escalation clauses. At June 30, 2012, the future minimum lease payments under the operating leases are as follows:

2013	$ 9,717
2014	8,964
2015	7,454
2016	6,363
2017	4,653
Thereafter	5,194
	$42,345

Rent expense related to operating leases was approximately $11,061, $8,042, and $7,653 for the years ended June 30, 2012, 2011, and 2010, respectively. We do not have any leases that are classified as capital leases for any of the periods presented in these financial statements.

During fiscal 2012, we entered into various sales leaseback agreements with third parties whereby vehicles were sold and are being leased by us over periods ranging between five to seven years. The transactions were recorded as operating leases and are included in the table above. Gains on the sales of the vehicles have been deferred and are being amortized over the term of the lease agreements.

16. Deferred Compensation

In March 2011, we established a new deferred compensation plan for the purpose of providing certain employees with the opportunity to defer certain payments of base salary and annual bonuses, and receive employer contributions, in accordance with the terms and provisions of the plan agreement. Amounts deferred under this plan by an employee will not be taxable to the employee for income tax purposes until the time actually received by the employee. The liability for these benefits totaled $785 as of June 30, 2012. There was no liability for these benefits as of June 30, 2011.

In connection with the acquisition of Red Simpson, Inc. on July 1, 2004, we agreed to pay, as part of the purchase price, $26,000 in deferred compensation over a two-year period. We also agreed to pay an additional $29,100 in deferred compensation over four years if the employees continued their employment.

In May 2005, the deferred compensation plan was amended to eliminate the future service requirement and fully vest the benefits under the plan. The amendment provides that, if an employee continues to be employed, dies, becomes disabled, retires, or is terminated for other than "cause" as defined in the amendment, the amounts under the deferred compensation plan will be paid out in accordance with the original four-year payment term. Generally under the amendment, if an employee voluntarily terminates or is terminated for cause, then any remaining unpaid amounts under the deferred compensation plan are paid out on the fifteenth anniversary (2019) of the initial payment date plus interest. The interest rate is to be determined by us based upon a risk-free interest rate plus a margin reflecting an appropriate risk premium. Generally under the amendment, if an employee is terminated for "specified cause," as defined in the amendment, then all unpaid amounts under the deferred compensation plan are forfeited.

Accretion of interest on deferred compensation liabilities was $312, $296, and $282 for the years ended June 30, 2012, 2011, and 2010, respectively, and is included in interest expense on the consolidated statements of operations.

The following table sets forth the approximate amounts of deferred compensation remaining to be paid in each of the five years ended June 30 and thereafter:

2013	$ —
2014	—
2015	—
2016	—
2017	—
Thereafter	6,602
Total	6,602
Less amount representing interest	(1,809)
Present value of expected payments	4,793
Less current portion	—
Deferred compensation, net of current portion	$ 4,793

17. Financial Instruments

Concentrations of Credit Risk

Financial instruments, which potentially subject us to concentrations of credit risk, consist primarily of accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts. Due to the high-credit quality of our customers, credit risk relating to accounts receivable is limited and credit losses have generally been within management's estimates. We perform periodic credit evaluations of our customers' financial condition, but generally do not require collateral. Duke Energy was our only customer that represented greater than 10% of our revenues during that time frame, accounting for 17%, 20%, and 22% of our revenues for fiscal 2012, 2011, and 2010, respectively. The recent merger of Duke Energy and Progress Energy increases our customer concentration to 22%, 26%, and 29% of our fiscal 2012, 2011, and 2010 revenues, respectively. We had accounts receivable from one customer of $12,287 and $10,138 at June 30, 2012 and 2011, respectively, consisting of a different customer each fiscal year.

At June 30, 2012 and 2011, we had cash in excess of federally insured limits on deposit with financial institutions of approximately $1,269 and $3,068, respectively.

Off-Balance Sheet Risk

For June 30, 2012 and 2011, we had letters of credit outstanding totaling $12,820 and $25,574, respectively, as required by our workers' compensation, general liability and vehicle liability insurance providers and to the surety bond holder.

18. Related Party Transactions and Agreements

Stockholders' Agreement

We, LGB Pike II LLC, a company affiliated with Lindsay Goldberg, and certain other stockholders, including certain of our executive officers, are parties to a stockholders' agreement dated April 18, 2002, as amended, which provides such stockholders registration rights for the shares of our common stock they hold. Specifically, each of the stockholders party to the stockholders' agreement has "piggyback" registration rights where, if we propose to register any of our securities for sale for our own account, other than a registration in connection with an employee benefit or similar plan or an acquisition or an exchange offer, we will be required to provide them the opportunity to participate in such registration. In addition to its piggyback registration rights, LGB Pike II LLC and its affiliates have the right to require us to file registration statements, or "demand registrations," covering shares of our common stock that they hold. On September 7, 2006, we filed a registration statement registering the resale of 8,000 shares of our common stock held by LGB Pike II LLC, which was declared effective by the SEC on September 20, 2006. The stockholders' agreement also requires LGB Pike II LLC and its affiliates to vote their shares of our common stock for J. Eric Pike to be a member of our board of directors for so long as he is our Chief Executive Officer and controls at least approximately 1,322 shares of the Company's common stock.

19. Commitments and Contingencies

Legal Proceedings

We are from time to time a party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of business. These actions typically seek, among other things: (a) compensation for alleged personal injury, workers' compensation, employment discrimination, breach of contract, property damage, (b) punitive damages, civil penalties or other damages, or (c) injunctive or declaratory relief. With respect to all such lawsuits, claims and proceedings, we accrue reserves when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. We do not believe that any of these proceedings, individually or in the aggregate, would be expected to have a material adverse effect on our results of operations, financial position or cash flows.

Purchase Obligations

As of June 30, 2012, we had $38,235 in purchase obligations related to materials and subcontractor services for customer contracts, all of which are expected to be completed within 12 months.

Performance Bonds and Parent Guarantees

In the ordinary course of business, we are required by certain customers to post surety or performance bonds in connection with services that we provide to them. These bonds provide a guarantee to the customer that we will perform under the terms of a contract and that we will pay subcontractors and vendors. If we fail to perform under a contract or to pay subcontractors and vendors, the customer may demand that the surety make payments or provide services under the bond. We must reimburse the surety for any expenses or outlays it incurs. As of June 30, 2012, we had $130,087 in surety bonds outstanding. To date, we have not been required to make any reimbursements to our sureties for bond-related costs. We believe that it is unlikely that we will have to fund significant claims under our surety arrangements in the foreseeable future. Pike Electric Corporation, from time to time, guarantees the obligations of its wholly-owned subsidiaries, including obligations under certain contracts with customers.

Collective Bargaining Agreements

Several of our subsidiaries are party to collective bargaining agreements with unions representing craftworkers performing field construction operations. The collective bargaining agreements expire at various times and have typically been renegotiated and renewed on terms similar to the ones contained in the expiring agreements. The agreements require those subsidiaries to pay specified wages, provide certain benefits to their respective union employees and contribute certain amounts to multi-employer pension plans and employee benefit trusts. These subsidiaries' multi-employer pension plan contribution rates generally are specified in the collective bargaining agreements (usually on an annual basis), and contributions are made to the plans on a "pay-as-you-go" basis based on its union employee payrolls, which cannot be determined for future periods because the location and number of union employees that any such subsidiary employs at any given time and the plans in which they may participate vary depending on the projects we have ongoing at any time and the need for union resources in connection with those projects. If any of these subsidiaries withdrew from, or otherwise terminated its participation in, one or more multi-employer pension plans or if the plans were to otherwise become underfunded, it could be assessed liabilities for additional contributions related to the underfunding of these plans. We are not aware of any material amounts of withdrawal liability that have been incurred as a result of a withdrawal by any of our subsidiaries from any multi-employer defined benefit pension plans.

Indemnities

We generally indemnify our customers for the services we provide under our contracts, as well as other specified liabilities, which may subject us to indemnity claims and liabilities and related litigation. As of June 30, 2012, we do not believe that any future indemnity claims against us would have a material adverse effect on our results of operations, financial position or cash flows.

20. Quarterly Data—Unaudited

The following table presents the quarterly operating results for the years ended June 30, 2012 and 2011:

	Quarter Ended			
	September 30,	December 31,	March 31,	June 30,
Fiscal 2012:				
Revenues	$ 171,791	$ 172,031	$162,766	$178,581
Gross profit	23,854	25,415	20,538	21,884
Net income	2,604	4,891	2,024	1,364
Basic income per share	$ 0.08	$ 0.14	$ 0.06	$ 0.04
Diluted income per share	$ 0.07	$ 0.14	$ 0.06	$ 0.04
Fiscal 2011:				
Revenues	$ 128,759	$ 148,563	$153,825	$162,712
Gross profit	11,723	16,638	16,409	23,174
Net (loss) income (1)	(2,290)	1,021	620	2,050
Basic (loss) income per share	$ (0.07)	$ 0.03	$ 0.02	$ 0.06
Diluted (loss) income per share	$ (0.07)	$ 0.03	$ 0.02	$ 0.06

(1) In the first quarter of fiscal 2011, we recorded an approximately $2,000 reduction of costs and estimated earnings in excess of billings (see Note 2).

Earnings per share amounts for each quarter are required to be computed independently. As a result their sum may not equal the total year basic and diluted earnings per share.

21. Subsequent Event

On July 2, 2012, we completed the acquisition of UC Synergetic ("UCS"), a privately-held company located in Charlotte, North Carolina, for $69,334, net of cash acquired of $666, subject to a working capital adjustment. The funding for the acquisition consisted of cash borrowed from our recently exercised $75,000 accordion loan feature of our existing revolving credit facility. UCS provides engineering and consulting services focusing on (i) energy distribution, transmission and substation infrastructure, including storm response, and (ii) wireline and wireless communications. This acquisition will help extend our footprint in the Northeast and Midwest and results in our being one of the largest utility infrastructure engineering and design firms in the United States.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

There are no changes in accountants or disagreements with accountants on accounting principles and financial disclosures required to be disclosed in this Item 9.

ITEM 9A. *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

Our management has established and maintains a system of disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, such as this report, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. The disclosure controls and procedures are also designed to provide reasonable assurance that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

As of the end of the period covered by this report, we evaluated the effectiveness of the design and operation of our "disclosure controls and procedures" (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934 (the "Exchange Act")) pursuant to Rule 13a-15(b) of the Exchange Act. This evaluation was carried out under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer. Based on this evaluation, these officers have concluded that, as of June 30, 2012, our disclosure controls and procedures were effective to provide reasonable assurance of achieving their objectives.

Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during the quarter ended June 30, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Design and Operation of Control Systems

Our management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system's objectives will be met. The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Further, because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and breakdowns can occur because of simple errors or mistakes. Controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

ITEM 9B. *OTHER INFORMATION*

Not applicable.

Part III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

For information with respect to our executive officers, see the "Executive Officers" section of the Proxy Statement for the 2012 Annual Meeting of Stockholders scheduled to be held on November 1, 2012 (the "2012 Proxy Statement"), which is incorporated herein by reference. For information with respect to our directors, see the "Proposal 1 – Election of Directors" section of the 2012 Proxy Statement, which is incorporated herein by reference. For information with respect to Section 16 reports, see the "Section 16(a) Beneficial Ownership Reporting Compliance" section of the 2012 Proxy Statement, which is incorporated herein by reference. For information with respect to the Audit Committee of the board of directors, see the "Corporate Governance – Board Committees" section of the 2012 Proxy Statement, which is incorporated herein by reference.

We have adopted a written code of conduct, which is intended to qualify as a "code of ethics" within the meaning of Item 406 of Regulation S-K of the Exchange Act (the "Code of Ethics"). The Code of Ethics applies to our Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer and any other person performing similar functions. The Code of Ethics is available on our website at www.pike.com. We intend to disclose any substantive amendments to, or waivers from, our Code of Ethics on our website or in a report on Form 8-K. We have filed as exhibits to this Form 10-K the officer certifications required by Section 302 of the Sarbanes-Oxley Act, and we submitted the required annual CEO certification to the NYSE in fiscal 2012 without any qualifications.

There have been no material changes to the procedures through which stockholders may recommend nominees to our board of directors since September 23, 2011, which is the date of our last proxy statement.

ITEM 11. *EXECUTIVE COMPENSATION*

For information with respect to executive and director compensation, see the "Compensation Discussion and Analysis," "Executive Compensation Tables," "Compensation Committee Interlocks and Insider Participation," "Compensation Committee Report" and "Director Compensation" sections of the 2012 Proxy Statement, which are incorporated herein by reference.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

For information with respect to security ownership of certain beneficial owners and management, see the "Principal Stockholders" section of the 2012 Proxy Statement, which is incorporated herein by reference. For information with respect to securities authorized for issuance under equity compensation plans, see the "Equity Compensation Plans" section of the 2012 Proxy Statement, which is incorporated herein by reference.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

For information with respect to certain relationships and related transactions, see the "Corporate Governance – Policy for Review of Related Person Transactions" and "Corporate Governance – Related Person Transactions" sections of the 2012 Proxy Statement, which are incorporated herein by reference. For certain information with respect to director independence, see the disclosures in the "Corporate Governance – Director Independence" section of the 2012 Proxy Statement, which is incorporated herein by reference.

ITEM 14. ***PRINCIPAL ACCOUNTANT FEES AND SERVICES***

For information with respect to principal accountant fees and services, see the "Proposal 2: Ratification of Appointment of Independent Registered Public Accounting Firm" section of the 2012 Proxy Statement, which is incorporated herein by reference.

Part IV

ITEM 15. ***EXHIBITS AND FINANCIAL STATEMENT SCHEDULES***

a) Financial Information

(1) Financial Statements: See "Index to Consolidated Financial Statements" in Part II, Item 8 of this Form 10-K.

(2) Financial Statement Schedule: See "Schedule II – Valuation and Qualifying Accounts" of this Form 10-K.

(3) Exhibits

See (b) below.

b) Exhibits

See Exhibit Index beginning on page 83.

c) Financial Statement Schedules

See a) (2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIKE ELECTRIC CORPORATION
(Registrant)

Date: September 5, 2012

By: /s/ J. Eric Pike
J. Eric Pike
Chairman, Chief Executive Officer and President

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ J. Eric Pike J. Eric Pike	Chairman, Chief Executive Officer and President (Principal Executive Officer)	September 5, 2012
/s/ Anthony K. Slater Anthony K. Slater	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	September 5, 2012
/s/ Jeffrey S. Calhoun Jeffrey S. Calhoun	Chief Accounting Officer (Principal Accounting Officer)	September 5, 2012
/s/ Charles E. Bayless Charles E. Bayless	Director	September 5, 2012
/s/ James R. Helvey III James R. Helvey III	Director	September 5, 2012
/s/ Robert D. Lindsay Robert D. Lindsay	Director	September 5, 2012
/s/ Peter Pace Peter Pace	Director	September 5, 2012
/s/ Daniel J. Sullivan III Daniel J. Sullivan III	Director	September 5, 2012
/s/ J. Russell Triedman J. Russell Triedman	Director	September 5, 2012

PIKE ELECTRIC CORPORATION
VALUATION AND QUALIFYING ACCOUNTS
YEARS ENDED JUNE 30, 2012, 2011, AND 2010

Description	Balance at Beginning of Period	Charged to Revenue or Expense	Deductions	Balance at End of Period
	(in thousands)			
Year ended June 30, 2012:				
Allowance for doubtful accounts (1)	$ 537	$ 653	$ (327)(2)	$ 863
Insurance claim reserve	20,710	30,815	(34,338)(3)	17,187
Year ended June 30, 2011:				
Allowance for doubtful accounts (1)	$ 813	$ 110	$ (386)(2)	$ 537
Insurance claim reserve	31,264	30,521	(41,075)(3)	20,710
Year ended June 30, 2010:				
Allowance for doubtful accounts (1)	$ 896	$ 819	$ (902)(2)	$ 813
Insurance claim reserve	35,939	38,096	(42,771)(3)	31,264

(1) Allowance for doubtful accounts includes reserves for accounts receivable and costs and estimated earnings in excess of billings on uncompleted contracts.

(2) Represents uncollectible accounts written off, net of recoveries.

(3) Represents claim payments for self-insured claims.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
2.1	Stock Purchase Agreement, dated June 22, 2012, by and among Pike Enterprises, Inc., Synergetic Design Holdings, Inc., UC Synergetic, Inc., and the shareholders party thereto (Incorporated by reference to Exhibit 2.1 on our Form 8-K filed July 2, 2012)
3.1	Certificate of Incorporation of Pike Electric Corporation (Incorporated by reference to Exhibit 3.1 on our Registration Statement on Form S-1/A filed July 12, 2005)
3.2	Amended and Restated Bylaws of Pike Electric Corporation, as of September 1, 2011 (Incorporated by reference to Exhibit 3.2 on our Annual Report on Form 10-K filed September 6, 2011)
4.1	Specimen Common Stock Certificate (Incorporated by reference to Exhibit 4.1 on our Registration Statement on Form S-1/A filed July 22, 2005)
4.2	Senior Indenture (Incorporated by reference to Exhibit 4.6 on our Registration Statement on Form S-3 filed July 16, 2009)
4.3	Subordinated Indenture (Incorporated by reference to Exhibit 4.7 on our Registration Statement on Form S-3 filed July 16, 2009)
10.1	Credit Agreement, dated August 24, 2011, among Pike Electric Corporation, its subsidiaries party thereto, Regions Bank, as administrative agent, and the lenders party thereto (Incorporated by reference to Exhibit 10.1 on our Form 8-K filed August 30, 2011)
10.2	Security Agreement, dated August 24, 2011, among Pike Electric Corporation, the grantors party thereto, and Regions Bank, as collateral agent (Incorporated by reference to Exhibit 10.2 on our Form 8-K filed August 30, 2011)
10.3	Pledge Agreement, dated August 24, 2011, among Pike Electric Corporation, the pledgors party thereto, and Regions Bank, as collateral agent (Incorporated by reference to Exhibit 10.3 on our Form 8-K filed August 30, 2011)
10.4	Commitment Increase Agreement, dated June 27, 2012, among Pike Electric Corporation, its subsidiaries party thereto, and Regions Bank, as lender under the Credit Agreement and as administrative agent (Incorporated by reference to Exhibit 10.1 on our Form 8-K filed June 27, 2012)
10.5	Stockholders Agreement, dated April 18, 2002, among Pike Holdings, Inc., LGB Pike LLC, certain rollover holders and certain management stockholders (Incorporated by reference to Exhibit 10.6 on our Registration Statement on Form S-1/A filed June 3, 2005)
10.6	Addendum, dated June 13, 2005, to the Stockholders Agreement, dated April 18, 2002, among Pike Holdings, Inc., LGB Pike LLC, certain rollover holders and certain management stockholders (Incorporated by reference to Exhibit 10.13 on our Registration Statement on Form S-1/A filed July 12, 2005)
10.7	Amendment, dated July 21, 2005, to the Stockholders Agreement, dated April 18, 2002, among Pike Electric Corporation as successor to Pike Holdings, Inc., LGB Pike II LLC as successor to LGB Pike LLC, certain rollover holders and certain management stockholders (Incorporated by reference to Exhibit 10.16 on our Registration Statement on Form S-1/A filed July 22, 2005)
10.8*	Employee Stock Purchase Plan (Incorporated by reference to Appendix A of our Proxy Statement on Schedule 14A filed October 28, 2005)
10.9*	2002 Stock Option Plan A (Incorporated by reference to Exhibit 10.2 on our Registration Statement on Form S-1/A filed June 3, 2005)
10.10*	2002 Stock Option Plan B (Incorporated by reference to Exhibit 10.3 on our Registration Statement on Form S-1/A filed June 3, 2005)
10.11*	2005 Omnibus Incentive Compensation Plan (Incorporated by reference to Exhibit 10.15 on our Registration Statement on Form S-1/A filed July 22, 2005)

10.12*	2008 Omnibus Incentive Compensation Plan, as Amended and Restated Effective November 3, 2011 (Incorporated by reference to Exhibit 10.1 on our Form 8-K filed November 4, 2011)
10.13*	Form of Stock Option Award Agreement (Incorporated by reference to Exhibit 10.11 on our Form 10-K filed September 1, 2009)
10.14*	Form of Restricted Share Award Agreement (Incorporated by reference to Exhibit 10.12 on our Form 10-K filed September 1, 2009)
10.15*	Form of Restricted Stock Unit Award Agreement (Incorporated by reference to Exhibit 10.13 on our Form 10-K filed September 1, 2009)
10.16*	Form of Director Restricted Stock Unit Award Agreement (Incorporated by reference to Exhibit 10.1 on our Form 10-Q filed November 9, 2011)
10.17*	Management Incentive Plan (Incorporated by reference to Exhibit 10.15 on our Form 10-K filed September 1, 2009)
10.18*	Compensation Deferral Plan (Incorporated by reference to Exhibit 10.1 on our Form S-8 filed February 25, 2011)
10.19*	Director Compensation Policy (Incorporated by reference to Exhibit 10.2 on our Form 10-Q filed November 9, 2011)
10.20*	Amended and Restated Employment Agreement between Pike Electric Corporation and J. Eric Pike, dated as of September 24, 2008 (Incorporated by reference to Exhibit 10.1 on our Form 8-K filed September 29, 2008)
10.21*	Amendment, dated May 1, 2009, to Amended and Restated Employment Agreement, dated as of September 24, 2008, by and between Pike Electric Corporation and J. Eric Pike (Incorporated by reference to Exhibit 10.2 on our Form 8-K filed May 5, 2009)
10.22*	Form of Employment Agreement between Pike Electric Corporation and its executive officers (Incorporated by reference to Exhibit 10.1 on our Form 8-K filed June 12, 2009)
10.23*	Form of Indemnification Agreement between Pike Electric Corporation and its directors (Incorporated by reference to Exhibit 10.1 on our Form 8-K filed May 5, 2009)
10.24*	Separation and Consulting Agreement, dated February 28, 2012, by and between Pike Electric Corporation and James R. Fox (Incorporated by reference to Exhibit 10.1 on our Form 8-K filed March 1, 2012)
21.1	List of subsidiaries of Pike Electric Corporation (filed herewith)
23.1	Consent of Ernst & Young LLP (filed herewith)
31.1	Certification of Periodic Report by Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14a and pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
31.2	Certification of Periodic Report by Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14a and pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (filed herewith)
32.1	Certification of Periodic Report by Chief Executive Officer and Chief Financial Officer pursuant to U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith)
101	Financial statements from the Annual Report on Form 10-K of Pike Electric Corporation for the year ended June 30, 2012, filed on September 5, 2012, formatted in XBRL: (i) the Consolidated Balance Sheets, (ii) the Consolidated Statements of Operations, (iii) the Consolidated Statements of Stockholders' Equity, (iv) the Consolidated Statements of Cash Flows and (iv) the Notes to Consolidated Financial Statements

* Indicates a management contract or compensatory plan or arrangement.

Exhibit 21.1

Subsidiaries of Pike Electric Corporation

Elemental Energy, Inc. (Arizona)
Klondyke Construction LLC (Arizona)
Pike Capital International S. à r.l. (Luxembourg)
Pike Electric, LLC (North Carolina)
Pike Energy Solutions, Inc. (California)
Pike Energy Solutions, LLC (North Carolina)
Pike Enterprises, Inc. (North Carolina)
Pike Equipment and Supply Company, LLC (North Carolina)
Pike Tanzania, LLC (North Carolina)
Pine Valley Power, Inc. (Utah)

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements of Pike Electric Corporation of our reports dated September 5, 2012, with respect to the consolidated financial statements and schedule of Pike Electric Corporation, and the effectiveness of internal control over financial reporting of Pike Electric Corporation, included in this Annual Report (Form 10-K) for the year ended June 30, 2012.

1. Registration Statement (Form S-8 No. 333-126902) pertaining to the Pike Holdings, Inc. 2002 Stock Option Plan A, Pike Holdings, Inc. 2002 Stock Option Plan B, and Pike Electric Corporation 2005 Omnibus Incentive Compensation Plan,
2. Registration Statement (Form S-8 No. 333-150815) pertaining to the Pike Electric Corporation 2008 Omnibus Incentive Compensation Plan,
3. Registration Statement (Form S-8 No. 333-130087) pertaining to the Pike Electric Corporation Employee Stock Purchase Plan,
4. Registration Statement (Form S-3 No. 333-137158) pertaining to Pike Electric Corporation,
5. Registration Statement (Form S-8 No. 333-172446) pertaining to Pike Compensation Deferral Plan,
6. Registration Statement (Form S-8 No. 333-177894) pertaining to the Pike Electric Corporation 2008 Omnibus Incentive Compensation Plan as Amended and Restated Effective November 3, 2011, and
7. Registration Statement (Form S-3 No. 333-182889) pertaining to Pike Electric Corporation.

/s/ Ernst & Young LLP

Greensboro, North Carolina
September 5, 2012

Exhibit 31.1

MANAGEMENT CERTIFICATION

I, J. Eric Pike, certify that:

1. I have reviewed this Annual Report on Form 10-K of Pike Electric Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ J. Eric Pike
J. Eric Pike
Chief Executive Officer

Date: September 5, 2012

Exhibit 31.2

MANAGEMENT CERTIFICATION

I, Anthony K. Slater, certify that:

1. I have reviewed this Annual Report on Form 10-K of Pike Electric Corporation;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting, which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 5, 2012

/s/ Anthony K. Slater
Anthony K. Slater
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Pike Electric Corporation (the "Company") on Form 10-K for the fiscal year ended June 30, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, J. Eric Pike, Chairman of the Board of Directors, Chief Executive Officer and President of the Company, and Anthony K. Slater, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350 as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly represents, in all material respects, the financial condition and results of operations of the Company.

/s/ J. Eric Pike
J. Eric Pike
Chief Executive Officer
September 5, 2012

/s/ Anthony K. Slater
Anthony K. Slater
Chief Financial Officer
September 5, 2012

PIKE ELECTRIC CORPORATION
100 PIKE WAY
MOUNT AIRY, NC 27030

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on October 31, 2012. Have your proxy card in hand when you access the web site and then follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by Pike Electric Corporation in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on October 31, 2012. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

M49784-P29796 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

PIKE ELECTRIC CORPORATION

Pike's Board of Directors recommends you vote FOR ALL of the following nominees:

	For All	Withhold All	For All Except
1. Election of Directors	☐	☐	☐

To withhold authority to vote for any individual nominee(s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

____

Nominees

01) J. Eric Pike
02) Charles E. Bayless
03) James R. Helvey III
04) Robert D. Lindsay
05) Peter Pace
06) Daniel J. Sullivan III
07) J. Russell Triedman
08) James L. Turner

Pike's Board of Directors recommends you vote FOR the following proposal:

	For	Against	Abstain
2. Ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2013.	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment or postponement thereof. EACH OF ITEMS 1 AND 2 HAS BEEN PROPOSED BY PIKE ELECTRIC CORPORATION.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Form 10-K are available at www.proxyvote.com.

M49785-P29796

PIKE ELECTRIC CORPORATION
Annual Meeting of Stockholders
November 1, 2012 8:30 A.M.
This proxy is solicited by the Board of Directors.

The stockholder(s) hereby appoint(s) Jeffrey S. Calhoun and Anthony K. Slater, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of Common Stock of Pike Electric Corporation that the stockholder(s) is/are entitled to vote at the Annual Meeting of Stockholders to be held at 8:30 A.M., Eastern Time on Thursday, November 1, 2012, in the Company's offices at 100 Pike Way, Mount Airy, NC 27030, and any adjournment or postponement thereof. The proxies are authorized to vote on such other business as may properly come before the meeting or any adjournment or postponement thereof, exercising their discretion as set forth in the Notice of 2012 Annual Meeting of Stockholders and Proxy Statement.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE STOCKHOLDER(S). IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED "FOR ALL" NOMINEES NAMED IN PROPOSAL 1, "FOR" PROPOSAL 2 AND IN THE DISCRETION OF THE PROXIES WITH RESPECT TO SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE, OR FOLLOW THE INSTRUCTIONS TO VOTE BY INTERNET OR TELEPHONE.

Continued and to be signed on reverse side

*** Exercise Your *Right* to Vote ***

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on November 1, 2012.

PIKE ELECTRIC CORPORATION

PIKE ELECTRIC CORPORATION
100 PIKE WAY
MOUNT AIRY, NC 27030

Meeting Information

Meeting Type: Annual Meeting
For holders as of: September 5, 2012
Date: November 1, 2012 **Time:** 8:30 AM EDT
Location: Pike Electric Corporation
100 Pike Way
Mount Airy, NC 27030
For directions please call: (336) 789-2171

You are receiving this communication because you hold shares in the above named company.

This is not a ballot. You cannot use this notice to vote these shares. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. You may view the proxy materials online at *www.proxyvote.com* or easily request a paper copy (see reverse side).

We encourage you to access and review all of the important information contained in the proxy materials before voting.

See the reverse side of this notice to obtain proxy materials and voting instructions.

M49786-P29796

— Before You Vote —

How to Access the Proxy Materials

Proxy Materials Available to VIEW or RECEIVE:

1. Notice and Proxy Statement 2. Form 10-K

How to View Online:

Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX (located on the following page) and visit: *www.proxyvote.com.*

How to Request and Receive a PAPER or E-MAIL Copy:

If you want to receive a paper or e-mail copy of these documents, you must request one. There is NO charge for requesting a copy. Please choose one of the following methods to make your request:

1) *BY INTERNET:* www.proxyvote.com
2) *BY TELEPHONE:* 1-800-579-1639
3) *BY E-MAIL*:* sendmaterial@proxyvote.com

* If requesting materials by e-mail, please send a blank e-mail with the information that is printed in the box marked by the arrow → XXXX XXXX XXXX (located on the following page) in the subject line.

Requests, instructions and other inquiries sent to this e-mail address will NOT be forwarded to your investment advisor. Please make the request as instructed above on or before October 18, 2012 to facilitate timely delivery.

— How To Vote —

Please Choose One of the Following Voting Methods

Vote In Person: Many stockholder meetings have attendance requirements including, but not limited to, the possession of an attendance ticket issued by the entity holding the meeting. Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

Vote By Internet: To vote now by Internet, go to *www.proxyvote.com.* Have the information that is printed in the box marked by the arrow → XXXX XXXX XXXX (located on the following page) available and follow the instructions.

Vote By Mail: You can vote by mail by requesting a paper copy of the materials, which will include a proxy card.

M49787-P29796

Voting Items

Pike's Board of Directors recommends you vote FOR ALL of the following nominees:

1. Election of Directors

Nominees

01) J. Eric Pike	05) Peter Pace
02) Charles E. Bayless	06) Daniel J. Sullivan III
03) James R. Helvey III	07) J. Russell Triedman
04) Robert D. Lindsay	08) James L. Turner

Pike's Board of Directors recommends you vote FOR the following proposal:

2. Ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for the fiscal year ending June 30, 2013.

NOTE: Such other business as may properly come before the meeting or any adjournment or postponement thereof. EACH OF ITEMS 1 AND 2 HAS BEEN PROPOSED BY PIKE ELECTRIC CORPORATION.

M49788-P29796

Pike Electric Corporation
100 Pike Way, PO Box 868
Mount Airy, North Carolina 27030

September 20, 2012

Dear Stockholder:

On behalf of the Board of Directors and the management of Pike Electric Corporation, I invite you to the 2012 Annual Meeting of Stockholders (the "Annual Meeting"). The Annual Meeting will be held at 8:30 a.m. (Eastern Time) on Thursday, November 1, 2012 at Pike's offices in Mount Airy, North Carolina. Details regarding the meeting and the business to be conducted are described in the accompanying notice of annual meeting and proxy statement.

I hope that you will attend the meeting in person, but even if you are planning to come, I strongly encourage you to designate the proxies named on the proxy card to vote your shares. This will ensure that Pike common stock is represented at the meeting. The proxy statement explains more about proxy voting. Please read it carefully.

Sincerely,

J. Eric Pike
Chairman and Chief Executive Officer

PIKE ELECTRIC CORPORATION

100 Pike Way, PO Box 868
Mount Airy, North Carolina 27030
(336) 789-2171

Notice of 2012 Annual Meeting of Stockholders

September 20, 2012

To Stockholders of Pike Electric Corporation:

The 2012 Annual Meeting of Stockholders of Pike Electric Corporation (the "Annual Meeting") will be held at 8:30 a.m. (Eastern Time) on Thursday, November 1, 2012 at Pike's principal executive offices at 100 Pike Way, Mount Airy, North Carolina 27030, for the purpose of voting on the following matters:

1. To elect eight directors;

2. To ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm for fiscal year 2013; and

3. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

The Board of Directors recommends a vote FOR items 1 and 2. The persons named as proxies will use their discretion to vote on other matters that may properly arise at the Annual Meeting.

The above matters are described in detail in the Proxy Statement. For voting instructions, please refer to the Notice of Internet Availability of Proxy Materials you received in the mail or, if you requested a hard copy of the proxy materials, on your enclosed proxy card. Additional information about voting is also included in the accompanying Proxy Statement. Please vote by *Internet, phone or mail* as soon as possible, after reading the Proxy Statement, to record your vote promptly, even if you plan to attend the Annual Meeting in person.

Only stockholders of record at the close of business on September 5, 2012 will be entitled to vote at the Annual Meeting. On or about September 20, 2012, Pike will begin mailing to its stockholders the Notice of Internet Availability of Proxy Materials or, to stockholders who requested a hard copy of the proxy materials, the Proxy Statement, the accompanying form of proxy and its Annual Report on Form 10-K for the fiscal year ended June 30, 2012. The Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended June 30, 2012 are available at *www.proxyvote.com* and at *www.pike.com*.

By Order of the Board of Directors,

Jeffrey S. Calhoun
Secretary

If you hold your shares in street name and do not provide voting instructions, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote. Brokers do not have discretionary authority to vote on item 1.

Table of Contents

PROXY STATEMENT

The Board of Directors (the "Board") of Pike Electric Corporation ("Pike" or the "Company") is providing these materials to you in connection with the 2012 Annual Meeting of Stockholders (the "Annual Meeting"). The Annual Meeting will be held at 8:30 a.m. (Eastern Time) on Thursday, November 1, 2012 at Pike's principal executive offices at 100 Pike Way, Mount Airy, North Carolina 27030.

General Information

Why am I receiving these materials?

You have received these materials because the Board is soliciting your proxy to vote your shares at the Annual Meeting. This Proxy Statement includes information that Pike is required to provide you under the Securities and Exchange Commission ("SEC") rules and is designed to assist you in voting your shares.

What is a proxy?

The Board is asking for your proxy. This means you authorize persons selected by Pike to vote your shares at the Annual Meeting in the way that you instruct. All shares represented by valid proxies received and not revoked before the Annual Meeting will be voted in accordance with the stockholder's specific voting instructions.

Why did I receive a one-page notice regarding Internet availability of proxy materials instead of a full set of proxy materials?

SEC rules allow companies to choose the method for delivery of proxy materials to stockholders. We have elected to mail a notice regarding the availability of proxy materials on the Internet rather than sending a full set of these materials in the mail. The notice was mailed to stockholders beginning September 20, 2012, and our proxy materials were posted both on our website, *http://www.pike.com*, and on the website referenced in the notice on the same day. Utilizing this method of delivery expedites receipt of proxy materials by our stockholders and lowers the cost of the Annual Meeting. If you would like to receive a paper or email copy of the proxy materials, you should follow the instructions in the notice for requesting copies.

What is included in these materials?

These materials include:

- the Proxy Statement for the Annual Meeting; and
- the Annual Report on Form 10-K for the fiscal year ended June 30, 2012, which includes Pike's consolidated audited financial statements.

If you requested printed copies of these materials by mail, these materials also include the proxy card for the Annual Meeting.

What items will be voted on at the Annual Meeting?

There are two proposals scheduled to be voted on at the Annual Meeting:

- the election of eight directors; and
- the ratification of the Audit Committee's appointment of Ernst & Young LLP as the independent registered public accounting firm for fiscal year 2013.

The Board is not aware of any other matters to be brought before the meeting. If other matters are properly raised at the meeting, the proxy holders may vote any shares represented by proxy in their discretion.

What are the Board's voting recommendations?

The Board unanimously recommends that you vote your shares:

- "**FOR**" each of the director nominees named in this Proxy Statement to the Board; and
- "**FOR**" the ratification of the Audit Committee's appointment of Ernst & Young LLP as the independent registered public accounting firm for fiscal year 2013.

Who can attend the Annual Meeting?

Admission to the Annual Meeting is limited to:

- stockholders of record as of the close of business on September 5, 2012;
- holders of valid proxies for the Annual Meeting; and
- invited guests.

Admission to the meeting will be on a first-come, first-served basis. Each stockholder may be asked to present valid photo identification, such as a driver's license or passport, and proof of stock ownership as of the record date.

When is the record date and who is entitled to vote?

The Board set September 5, 2012 as the record date. As of the record date, there were 35,097,429 shares of common stock outstanding. Each share of Pike common stock outstanding on the record date is entitled to one vote on all matters presented at the Annual Meeting, except for the 23,000 shares of restricted common stock outstanding on September 5, 2012, which are not entitled to vote unless such shares vest prior to the Annual Meeting.

What is a stockholder of record?

A stockholder of record or registered stockholder is a stockholder whose ownership of Pike common stock is reflected directly on the books and records of Pike's transfer agent, Computershare Trust Company, N.A. If you hold common stock through an account with a bank, broker or similar organization, you are considered the beneficial owner of shares held in "street name" and are not a stockholder of record. For shares held in street name, the stockholder of record is your bank, broker or similar organization. Pike only has access to ownership records for the registered shares. If you are not a stockholder of record, Pike will require additional documentation to evidence your stock ownership as of the record date, such as a copy of your brokerage account statement, a letter from your broker, bank or other nominee or a copy of your notice or voting instruction card.

How do I vote?

You may vote by any of the following methods:

- *In person.* Stockholders of record and beneficial stockholders with shares held in street name may vote in person at the meeting. If you hold shares in street name, you must also obtain a legal proxy from the stockholder of record to vote in person at the meeting.

- *By phone or via the Internet.* You may vote by proxy, by phone or via the Internet, by following the instructions included in the notice, proxy card or voting instruction card provided.

- *By mail.* If you request printed copies of the proxy materials by mail, you may vote by proxy by signing and returning the proxy card or voting instruction card provided.

If you vote by phone or via the Internet, please have your notice or proxy card available. The control number appearing on your notice or proxy card is necessary to process your vote. A phone or Internet vote authorizes the named proxies in the same manner as if you marked, signed and returned a proxy card by mail.

How can I change or revoke my vote?

You may change or revoke your vote as follows:

- *Stockholders of record.* You may change or revoke your vote by submitting a written notice of revocation to Pike Electric Corporation c/o Corporate Secretary at 100 Pike Way, PO Box 868, Mount Airy, North Carolina 27030 or by submitting another vote on or before November 1, 2012 (including a vote via the Internet or by telephone). For all methods of voting, the last vote cast will supersede all previous votes.

- *Beneficial owners of shares held in "street name."* You may change or revoke your voting instructions by following the specific directions provided to you by your bank or broker.

What happens if I do not give specific voting instructions?

Stockholders of record. If you are a stockholder of record and you:

- indicate when voting on the Internet or by phone that you wish to vote as recommended by the Board, or

- sign and return a proxy card without giving specific voting instructions,

then the proxy holders will vote your shares in the manner recommended by the Board on all matters presented in this Proxy Statement and as the proxy holders may determine in their discretion for any other matters properly presented for a vote at the meeting.

Beneficial owners of shares held in "street name." If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, under the rules of various national and regional securities exchanges, the organization that holds your shares may generally vote on routine matters but cannot vote on non-routine matters. If the organization that holds your shares does not receive instructions from you on how to vote your shares on a non-routine matter, the organization that holds your shares will inform the inspector of election that it does not have the authority to vote on this matter with respect to your shares. This is referred to as a "broker non-vote."

Which ballot measures are considered "routine" or "non-routine"?

The election of directors ("Proposal 1") is a matter considered non-routine under applicable rules. A broker or other nominee cannot vote without instructions on non-routine matters; as a result, there may be broker non-votes on Proposal 1.

The ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm for fiscal year 2013 ("Proposal 2") is a matter considered routine under applicable rules. A broker or other nominee may generally vote on routine matters and, therefore, no broker non-votes are expected to occur in connection with Proposal 2.

What is the quorum for the Annual Meeting?

The presence, in person or by proxy, of the holders of a majority of the votes eligible to be cast by the holders of common stock is necessary for the transaction of business at the Annual Meeting. This is called a "quorum."

What is the voting requirement to approve each of the proposals?

The following are the voting requirements for each proposal:

- *Proposal 1.* For the election of directors, the eight nominees receiving the highest number of affirmative votes of the shares of Pike common stock present in person or represented by proxy and entitled to vote for them will be elected as directors to serve until the next annual meeting of stockholders.

- *Proposal 2.* Approval of the ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm for fiscal year 2013 requires the affirmative vote of a majority of the total votes of all shares of Pike common stock present in person or represented by proxy and entitled to vote on Proposal 2.

How are withhold authority votes, abstentions and broker non-votes treated?

Broker non-votes and abstentions are counted for purposes of determining whether a quorum is present. With respect to the election of directors, only "for" and "withhold" votes may be cast and withhold votes, broker non-votes and abstentions will have no effect on the outcome of the proposal relating to the election of directors.

With respect to the ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm for fiscal year 2013, an abstention will be counted as a vote present or represented and entitled to vote on the proposal and will have the same effect as a vote against the proposal, and a broker non-vote will not be considered entitled to vote on the proposal and will therefore have no effect on the outcome of the proposal.

Who pays for solicitation of proxies?

The Company is paying the cost of soliciting proxies and will reimburse brokerage firms and other custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses for sending proxy materials to stockholders and obtaining their votes. In addition to soliciting the proxies by mail and the Internet, certain of the Company's directors, officers and regular employees, without compensation, may solicit proxies personally or by telephone, facsimile and email.

Where can I find the voting results of the Annual Meeting?

The Company will announce preliminary or final voting results at the Annual Meeting and publish final results in a Form 8-K filed with the SEC within four business days of the completion of the meeting.

What is the deadline to propose actions for consideration or to nominate individuals to serve as directors at the 2013 annual meeting of stockholders?

Requirements for Stockholder Proposals to Be Considered for Inclusion in the Company's Proxy Materials. Stockholder proposals to be considered for inclusion in the proxy statement and form of proxy relating to the 2013 annual meeting of stockholders must be received no later than May 22, 2013. In addition, all proposals will need to comply with Rule 14a-8 of the Securities Exchange Act of 1934, which lists the requirements for the inclusion of stockholder proposals in company-sponsored proxy materials. Stockholder proposals must be delivered to the Company's Secretary at 100 Pike Way, PO Box 868, Mount Airy, North Carolina 27030.

Requirements for Stockholder Proposals to Be Brought Before the 2013 Annual Meeting of Stockholders. Notice of any director nomination or other proposal that you intend to present at the 2013 annual meeting of stockholders, but do not intend to have included in the proxy statement and form of proxy relating to the 2013 annual meeting of stockholders, must be delivered to or mailed and received by the Company's Secretary at 100 Pike Way, PO Box 868, Mount Airy, North Carolina 27030 not earlier than the close of business on July 4, 2013 and not later than the close of business on August 3, 2013. In addition, your notice must set forth the information required by the Company's bylaws with respect to each director nomination or other proposal that you intend to present at the 2013 annual meeting of stockholders. If the date of the meeting is advanced by more than 30 days or delayed by more than 60 days from November 1, 2013, the notice must be delivered or received no earlier than the 120th day prior to the date of the 2013 annual meeting of stockholders and no later than the close of business on the later of the 90th day prior to the date of the 2013 annual meeting of stockholders or the 10th day after public disclosure of the actual date of Pike's 2013 annual meeting of stockholders is first made. The notice must contain the information required by the Company's bylaws.

Principal Stockholders

The following table provides information about the beneficial ownership of Pike common stock as of September 5, 2012 by each person that owned more than 5% of outstanding shares of Pike common stock as of such date as well as each director, nominee for director, named executive officer and all directors, nominees and executive officers as a group. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, (i) shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of September 5, 2012 and (ii) shares of restricted stock and restricted stock units which vest within 60 days of September 5, 2012 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person. The percentage ownership is based on 35,074,429 shares of common stock outstanding as of September 5, 2012, which excludes the 23,000 outstanding shares of restricted common stock that the holders thereof were not entitled to vote as of the record date. Unless otherwise indicated in the footnotes below, the address for each of the individuals listed below is c/o Pike Electric Corporation, 100 Pike Way, PO Box 868, Mount Airy, North Carolina 27030.

Name of Beneficial Owner	Number of Shares and Nature of Beneficial Ownership	Ownership Percentage
Lindsay Goldberg	13,111,093 (1)	37.38%
Wells Fargo & Company	2,094,124 (2)	5.97%
J. Eric Pike	3,103,714 (3)	8.59%
Charles E. Bayless	67,815 (4)	*
James R. Helvey III	48,077 (5)	*
Robert D. Lindsay	13,111,093 (6)	37.38%
Peter Pace	25,894 (7)	*
Daniel J. Sullivan III	39,066 (8)	*
J. Russell Triedman	— (9)	*
James L. Turner	—	*
James T. Benfield	225,485 (10)	*
Timothy G. Harshbarger	90,676 (11)	*
Audie G. Simmons	428,430 (12)	1.21%
Anthony K. Slater	213,880 (13)	*
Directors and executive officers as a group (12 persons)	17,354,130	47.15%

* Less than 1%.

(1) The information shown is based on a Schedule 13G filed with the SEC on February 14, 2006, by LGB Pike II LLC, Lindsay Goldberg & Bessemer L.P., Lindsay Goldberg & Bessemer GP LP and Lindsay Goldberg & Bessemer GP LLC (collectively, the "Lindsay Goldberg Entities"). The Schedule 13G reports that each Lindsay Goldberg Entity has sole voting and sole dispositive power with respect to the securities. The shares of Pike common stock are held directly by LGB Pike II LLC, whose sole manager is Lindsay Goldberg & Bessemer L.P. The general partner of Lindsay Goldberg & Bessemer L.P. is Lindsay Goldberg & Bessemer GP LP, whose general partner is Lindsay Goldberg & Bessemer GP LLC. Except to the extent of its pecuniary interest therein, each of Lindsay Goldberg & Bessemer L.P., Lindsay Goldberg & Bessemer GP LP and Lindsay Goldberg & Bessemer GP LLC disclaims beneficial ownership of the securities held by LGB Pike II LLC. The address for each Lindsay Goldberg Entity is c/o Lindsay Goldberg & Bessemer L.P., 630 Fifth Avenue, 30th Floor, New York, New York 10111.

(2) The information shown is based on a Schedule 13G/A filed with the SEC on January 25, 2012, by Wells Fargo & Company, reporting shares held on December 31, 2011. The Schedule 13G/A reports that Wells Fargo & Company has sole power to vote 1,404,016 shares, shared power to vote no shares, sole power to dispose of 1,818,144 shares and shared power to dispose of no shares. The address for Wells Fargo & Company is 420 Montgomery Street, San Francisco, California 94104.

(3) Consists of (i) 1,549,253 shares of common stock held by Takuan LLC, an entity controlled by Mr. Pike, (ii) 437,259 shares of common stock owned directly, (iii) 67,467 shares of common stock held by the Joe B./Anne A. Pike Generation Skipping Trust, of which Mr. Pike is a trustee, and (iv) 1,049,735 shares subject to stock options.

[4] Consists of (i) 9,358 restricted stock units owned directly, which vest at the Company's Annual Meeting on November 1, 2012, and (ii) 58,457 shares of common stock owned by the Bayless Family Trust, of which Mr. Bayless and his spouse are the co-trustees. Mr. Bayless may be deemed to have voting and dispositive power over such common stock. Mr. Bayless expressly disclaims beneficial ownership of such common stock, except to the extent of his pecuniary interest therein.

[5] Consists of (i) 38,719 shares of common stock owned directly and (ii) 9,358 restricted stock units owned directly, which vest at the Company's Annual Meeting on November 1, 2012.

[6] Mr. Lindsay, through intermediate entities, indirectly has shared control over Lindsay Goldberg & Bessemer L.P., the sole manager of LGB Pike II LLC. By virtue of this relationship, he may be deemed to have or share beneficial ownership of shares of Pike common stock beneficially owned by the Lindsay Goldberg Entities. See note 1 above. Mr. Lindsay expressly disclaims beneficial ownership of such common stock, except to the extent of his pecuniary interest therein. The address for Mr. Lindsay is c/o Lindsay Goldberg & Bessemer L.P., 630 Fifth Avenue, 30th Floor, New York, New York 10111.

[7] Consists of (i) 16,536 shares of common stock owned directly and (ii) 9,358 restricted stock units owned directly, which vest at the Company's Annual Meeting on November 1, 2012.

[8] Consists of (i) 29,708 shares of common stock owned directly and (ii) 9,358 restricted stock units owned directly, which vest at the Company's Annual Meeting on November 1, 2012.

[9] By virtue of his affiliation with the Lindsay Goldberg Entities, Mr. Triedman may be deemed to have or share beneficial ownership of shares of Pike common stock beneficially owned by the Lindsay Goldberg Entities. See note 1 above. Mr. Triedman expressly disclaims beneficial ownership of such common stock, except to the extent of his pecuniary interest therein. The address for Mr. Triedman is c/o Lindsay Goldberg & Bessemer L.P., 630 Fifth Avenue, 30th Floor, New York, New York 10111.

[10] Consists of 55,305 shares of common stock and options to purchase 170,180 shares of common stock, all of which are owned directly.

[11] Consists of 15,118 shares of common stock and options to purchase 75,558 shares of common stock, all of which are owned directly.

[12] Consists of 201,001 shares of common stock and options to purchase 227,429 shares of common stock, all of which are owned directly.

[13] Consists of 39,897 shares of common stock and options to purchase 173,983 shares of common stock, all of which are owned directly.

Proposal 1: Election of Directors

The Board has nominated eight directors for election at the Annual Meeting to hold office until the next annual meeting and the election of their successors. All of the nominees are currently serving as directors. Except for James L. Turner, who was elected to the Board on September 12, 2012, all of the nominees were elected to the Board at last year's Annual Meeting. Mr. Turner was initially identified as a potential nominee by J. Eric Pike, the Company's Chairman and Chief Executive Officer, and recommended for nomination by the Nominating and Governance Committee. Each nominee has agreed to be named in this Proxy Statement and to serve if elected.

Although the Company knows of no reason why any of the nominees would not be able to serve, if any nominee is unavailable for election, the proxies intend to vote your shares for any substitute nominee proposed by the Board. At the Annual Meeting, proxies cannot be voted for a greater number of individuals than the eight nominees named in this Proxy Statement.

The eight nominees receiving the highest number of affirmative votes of the shares of Pike common stock present in person or represented by proxy and entitled to vote for them will be elected as directors to serve until the next annual meeting of stockholders. Votes withheld by stockholders, broker non-votes and abstentions will have no effect on the outcome of the director elections.

The Board unanimously recommends a vote "FOR" each of the eight nominees listed below.

Nominees for Director

Listed below are the eight persons nominated for election to the Board. The following paragraphs include information about each director nominee's business background, as furnished to the Company by the nominee, and additional experience, qualifications, attributes or skills that led the Board to conclude that the nominee should serve on the Board.

Name	Age	Principal Occupation	Director Since
J. Eric Pike	44	Chairman of the Board and Chief Executive Officer of Pike	1994
Charles E. Bayless	69	President and Provost, West Virginia University Institute of Technology (Retired)	2006
James R. Helvey III	53	Managing Partner, Cassia Capital Partners, LLC	2005
Robert D. Lindsay	57	Co-Managing Partner, Goldberg Lindsay & Co. LLC	2002
Peter Pace	67	General, United States Marine Corps (Retired)	2010
Daniel J. Sullivan III	66	President, Flyway, LLC	2007
J. Russell Triedman	43	Partner, Goldberg Lindsay & Co. LLC	2011
James L. Turner	53	Executive Mentor, Merryck & Co. Limited	2012

J. Eric Pike

Mr. Pike is the Chairman of the Board and Chief Executive Officer of Pike. Mr. Pike has been President of the Company since 1998, Chief Executive Officer since 2002 and Chairman since July 2005. He is the grandson of founder Floyd Pike and joined Pike in 1990 as an A-class lineman on an overhead construction crew, advancing through various office positions, and served as Vice President of the Central Region from 1993 to 1998, where he was responsible for the powerline operations in North Carolina and South Carolina. Mr. Pike graduated from Emory University with a B.A. in History.

Mr. Pike brings extensive business, managerial and leadership experience to the Board. With over 20 years of experience with Pike, Mr. Pike provides the Board with a vital understanding and appreciation of the Company's business and the industry. His strong leadership skills have been demonstrated through his service as the Company's Chief Executive Officer since 2002 and as the Chairman of the Board since 2005. He is also a large stockholder of the Company and, as a member of the Company's founding family, maintains a unique position within the corporate organization.

Charles E. Bayless

Mr. Bayless is the retired President and Provost of the West Virginia University Institute of Technology, where he served in such capacities from April 2005 until June 2008. Mr. Bayless served as Chairman, President and Chief Executive Officer of Illinova Corporation, an electric utility company, from 1998 to 1999. From 1992 to 1998, he served as Chief Executive Officer of UniSource Energy Corp., an electric utility company. Mr. Bayless holds a B.S.E.E. from the West Virginia University Institute of Technology, an M.S.E.E. in Power Engineering and a J.D. from West Virginia University and an M.B.A. from the Graduate School of Business Administration at the University of Michigan. He also serves as a board member of Recycled Energy Development, LLC, E3 Greentech Enterprises Inc., Essential Power, LLC and the West Virginia American Water Company.

Mr. Bayless' significant business experience, including executive, operational and legal roles in the energy industry as well as in the higher education arena, qualifies him for service as a member of the Board. Mr. Bayless has been a valuable member and contributor to the Board since 2006.

James R. Helvey III

Mr. Helvey co-founded Cassia Capital Partners, LLC, a registered investment advisor, in 2011 and has served as a managing partner since its formation. From 2005 to 2011, Mr. Helvey was a partner and the Risk Management Officer for CMT Asset Management Limited, a private investment firm. From 1985 to 2000, Mr. Helvey was employed by J.P. Morgan & Co., serving in a variety of capacities, including as Vice Chairman of JP Morgan's Risk Management Committee, Global Head of Derivative Counterparty Risk Management, head of the swap derivative trading business in Asia and head of short-term interest rate derivatives and foreign exchange forward trading in Europe. Mr. Helvey served as Chairman and Chief Executive Officer of Cygnifi Derivatives Services, LLC, an online derivatives services provider, from 2000 to 2002. From 2003 to 2004, Mr. Helvey was a candidate for the United States Congress in the 5th District of North Carolina. Mr. Helvey graduated *magna cum laude* with honors in 1981 from Wake Forest University. In 1982, Mr. Helvey was a Fulbright Scholar at the University of Cologne in Germany, and, in 1984, Mr. Helvey received a Masters degree in international finance and banking from Columbia University, School of International and Public Affairs, where he was an International Fellow. Mr. Helvey has served as a member of the Wake Forest University Board of Trustees since 1998.

Mr. Helvey's experience in international business and finance, executive management, and as a director of other organizations brings a valuable and necessary perspective to the Board, and qualify him to serve on the Board.

Robert D. Lindsay

Mr. Lindsay co-founded Lindsay Goldberg LLC in 2001 and is currently co-managing partner of Goldberg Lindsay & Co. LLC, a registered investment advisor, which provides investment management services to the Lindsay Goldberg Funds. He also serves as President and Chief Executive Officer of Bessemer Securities LLC, a private investment company, as well as a director of the Bessemer Group, Incorporated and its subsidiary banks, including Bessemer Trust Company, N.A. Previously, Mr. Lindsay was Managing General Partner of Bessemer Holdings and a Managing Director at Morgan Stanley Private Equity. Mr. Lindsay is a graduate of Harvard College and holds an M.B.A. from Stanford University. Mr. Lindsay also serves as a director of FAPS Holdings, Inc., Maine Beverage Company, LLC, PL Midstream LLC, Continental Energy Systems LLC, Intermex Holdings, Inc., The Brock Group, Inc., Bell Nursery Holdings, LLC, Brightstar Corp., Rosetta LLC, PL Propylene LLC, Ambulatory Services of America, Inc., Crane & Co., Inc., Scandza AS, PSC, LLC, Panadero Aggregates Holdings, LLC, Aviv REIT, Inc. and Pacific Architects and Engineers Incorporated. He also serves as a trustee of the Cold Spring Harbor Biological Laboratory and St. Paul's School in Concord, New Hampshire.

Mr. Lindsay has served on the Board since 2002, providing him with an understanding of Pike's business as well as significant knowledge of the energy industry. Mr. Lindsay's years of business, financial, managerial, executive and board experience across a broad spectrum of industries make him a valuable member of the Board. He also indirectly controls Pike's largest stockholder, LGB Pike II LLC.

Peter Pace

General Pace was the sixteenth Chairman of the Joint Chiefs of Staff from 2005 to 2007, where he served as the principal military advisor to the President, the Secretary of Defense, the National Security Council and the Homeland Security Council. He is the first Marine to have held this position. General Pace held command at virtually every level in the United States Marine Corps. He is a graduate of the United States Naval Academy, holds an M.B.A. from George Washington University and attended Harvard University for the Senior Executives in National and International Security program. General Pace currently serves as a director of AAR Corporation, AlienVault, LLC, ILC Industries, Inc., Neohapsis, Inc., Qualys, Inc. and Wi2Wi, Inc., and is Chairman of the board of Pelican Products, Inc.

General Pace brings to the Board a unique and valuable perspective from his years of proven leadership beginning in the United States Marine Corps and culminating as the Chairman of the Joint Chiefs of Staff. General Pace's extensive leadership and board experience qualifies him for service on and makes him an effective member of the Board.

Daniel J. Sullivan III

Mr. Sullivan is President of Flyway, LLC, a private investment company. He was the President and Chief Executive Officer of FedEx Ground Package System, Inc., a wholly owned subsidiary of FedEx Corporation, a position he maintained from 1998 until his retirement in 2006. From 1996 to 1998, Mr. Sullivan was the Chairman, President and Chief Executive Officer of Caliber System, Inc. In 1995, he was the Chairman, President and Chief Executive Officer of Roadway Services, Inc. Mr. Sullivan is a graduate of Amherst College. He also serves as a director of Computer Task Group, Inc., Schneider National, Inc. and the Medical University of South Carolina Foundation.

Mr. Sullivan's operational experience, particularly with companies having large employee workforces across numerous geographical markets, as well as his executive, managerial and other board experience, make him qualified to serve on, and a valuable member of, the Board.

J. Russell Triedman

Mr. Triedman is a partner at Goldberg Lindsay & Co. LLC, a registered investment advisor, and has been affiliated with Lindsay Goldberg since 2001. Previously, he worked as a principal at Bessemer Holdings from 2000 to 2001. He also worked as a director at Fox Paine & Company, LLC, a San Francisco-based private equity firm, in the mergers and acquisitions and high yield finance groups at Cravath, Swaine & Moore and in the private equity group of Brown Brothers Harriman & Co. Mr. Triedman earned a J.D.

from the University of Chicago Law School and a Sc.B. in Applied Mathematics and Economics from Brown University. Mr. Triedman currently serves as a director of Continental Energy Systems LLC, PAE Holding Corporation and Aviv REIT, Inc. Mr. Triedman previously served on the Board from 2002 until 2005.

Mr. Triedman's experience and position with the Lindsay Goldberg Funds, his past experience as a member of the Company's Board and his director and executive experience at numerous portfolio companies during his extensive career in the private equity industry provide exceptional management, finance, legal and operational background and perspective as well as industry expertise, which uniquely qualify him to serve as a member of the Board.

James L. Turner

Mr. Turner currently serves as an executive mentor with Merryck & Co. Limited, a leading global business leader mentoring firm. Previously, he served as Group Executive of Duke Energy Corporation, an energy company, and President and Chief Operating Officer of Duke Energy's U.S. Franchised Electric and Gas business from May 2007 until December 2010. From October 2006 to April 2007, Mr. Turner served as Group Executive and President, U.S. Franchised Electric and Gas, of Duke Energy. From April 2006, upon the merger of Duke Energy and Cinergy Corp., to September 2006, he served as Group Executive and Chief Commercial Officer, U.S. Franchised Electric and Gas, of Duke Energy. From August 2005 until the merger of Duke Energy and Cinergy Corp., Mr. Turner served as President of Cinergy Corp., an energy company; from September 2004 to August 2005 as Executive Vice President and Chief Financial Officer of Cinergy; and from December 2001 to September 2004 as Executive Vice President and Chief Executive Officer, Regulated Business Unit of Cinergy. Mr. Turner holds a B.S. in Political Science from Ball State University and a J.D. from Indiana University School of Law.

Mr. Turner's extensive executive management experience at energy and utility companies, legal experience and background, and substantial expertise in the energy industry qualify him for service as a member of the Board.

Corporate Governance

The Board of Directors

The Company is governed by the Board and its various committees. The Board and its committees have general oversight responsibility for the affairs of the Company. In exercising its fiduciary duties, the Board represents and acts on behalf of the Company's stockholders. The Board has adopted written corporate governance policies, principles and guidelines, known as the Corporate Governance Guidelines. In addition, the Company has a written code of conduct, known as the Code of Business Conduct and Ethics, which applies to the Company's directors and employees, including the Company's Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, and includes guidelines relating to the ethical handling of actual or potential conflicts of interest, compliance with laws, accurate financial reporting and procedures for promoting compliance with, and reporting violations of, the Code.

Documents Available

All of the Company's corporate governance materials, including the charters for the Audit Committee, Compensation Committee and Nominating and Governance Committee, the Corporate Governance Guidelines and the Code of Business Conduct and Ethics are published on the Company's website, *http://www.pike.com*. These materials are also available in print to any stockholder upon request by contacting the Company at: Pike Electric Corporation, 100 Pike Way, PO Box 868, Mount Airy, North Carolina 27030, Attn.: Investor Relations, or by telephone at (336) 719-4622. Any modifications to these corporate governance materials will be reflected on the Company's website, and Pike intends to post any amendments or waivers to the Code of Business Conduct and Ethics (to the extent required to be disclosed pursuant to Form 8-K) at this location on the Company's website.

Director Independence

The Board believes that a majority of its members are independent under both the applicable New York Stock Exchange rules and regulations (the "NYSE rules") and the applicable SEC rules and regulations (the "SEC rules"). The NYSE rules provide that a director does not qualify as "independent" unless the board of directors affirmatively determines that the director has no material relationship with Pike (either directly or as a partner, stockholder or officer of an organization that has a relationship with Pike). The NYSE rules require a board of directors to consider all of the relevant facts and circumstances in determining the materiality of a director's relationship with a company and permit the board to adopt and disclose standards to assist the board in making determinations of independence. Accordingly, the Board has adopted the Director Independence Standards, which incorporate the independence standards of the NYSE rules, to assist the Board in determining whether a director has a material relationship with Pike. The Director Independence Standards are available on Pike's website, *http://www.pike.com*, as an attachment to the Corporate Governance Guidelines.

In August 2012, and in September 2012 with respect to Mr. Turner, the Board, with the assistance of the Nominating and Governance Committee, conducted an evaluation of director independence based on the Director Independence Standards. In connection with this review, the Board evaluated banking, commercial, charitable, consulting, family or other relationships with each director and immediate family members of each director and their related interests in Pike and its subsidiaries, including those relationships described under "Related Person Transactions" on pages 16 and 17 of this Proxy Statement. As a result of this evaluation, the Board affirmatively determined that none of Messrs. Bayless, Helvey, Pace, Sullivan and Turner had a relationship with Pike other than in their capacity as directors and that each of them is an independent director under the Director Independence Standards, the NYSE rules and the SEC rules. The Board has also determined that each member of the Audit, Compensation and Nominating and Governance Committees (see membership information below under "Board Committees") is independent. At such time, the Board also determined that Mr. Pike is not independent due to his employment with the Company and that Messrs. Lindsay and Triedman are not independent due to their relationships with Lindsay Goldberg and its affiliates.

Board Leadership Structure

Specific elements of the Company's Board leadership structure are outlined in the Company's bylaws and Corporate Governance Guidelines, as described below:

Chairman of the Board	The Board has appointed the Chief Executive Officer to the position of Chairman of the Board. Combining the roles of Chairman and Chief Executive Officer (i) enhances alignment between the Board and management in strategic planning and execution as well as operational matters, (ii) avoids the confusion over roles, responsibilities and authority that can result from separating the positions and (iii) streamlines Board process in order to conserve time for the consideration of the important matters the Board needs to address. Mr. Pike currently serves as Chairman of the Board and as the Chief Executive Officer.
Lead Independent Director	The lead independent director (i) presides at all meetings of the Board at which the Chairman is not present, including executive sessions of the non-management directors, (ii) has the authority to call meetings of non-management directors, (iii) advises the Nominating and Governance Committee on the selection of committee chairs, (iv) advises the Chairman on the agenda for Board meetings and governance matters, (v) determines with the Chairman the nature and extent of information provided to the Board in advance of Board and committee meetings, (vi) works with the Chairman to propose an annual schedule of major discussion items for the Board's approval and (vii) serves as a liaison between the Chairman and the independent directors. Mr. Sullivan currently serves as the lead independent director.
Independent Oversight	Independent directors comprise more than 60% of the Board and 100% of the Audit Committee, Compensation Committee and Nominating and Governance Committee.
Committee Chairs	All chairs of the Board's committees are independent and are annually appointed by the Board, approve agendas and material for respective committee meetings and act as a liaison between committee members and the Board and between committee members and senior management.

Board Committees

The Board has a standing Audit Committee, Compensation Committee, and Nominating and Governance Committee. Committee members and committee chairs are appointed by the Board. The members of these committees are identified in the following table:

Director	Audit	Compensation	Nominating and Governance
J. Eric Pike			
Charles E. Bayless	Chair	X	X
James R. Helvey III	X	Chair	X
Robert D. Lindsay			
Peter Pace	X	X	Chair
Daniel J. Sullivan III	X	X	X
J. Russell Triedman			
James L. Turner	X	X	X

Each above committee of the Board functions pursuant to a written charter adopted by the Board. The following table provides information about the operation and key functions of these committees:

Committee	Functions and Additional Information	Number of Meetings in Fiscal 2012
Audit Committee	• Acts on behalf of the Board in its oversight of accounting and financial reporting processes, internal controls and audit functions • Reviews and discusses with the independent registered public accounting firm the annual and quarterly financial statements and earnings releases • Considers and approves any non-audit services proposed to be performed by the independent registered public accounting firm • Oversees compliance with significant regulatory requirements, including FCPA • Assists the Board in its oversight of enterprise risk management • The Board has determined that Messrs. Bayless and Helvey are "audit committee financial experts" within the meaning of the SEC rules and that Messrs. Bayless and Helvey are "independent" as that term is defined under Rule 10A-3(b)(1)(ii) of the Securities Exchange Act of 1934, the Director Independence Standards and the NYSE rules. • Reports regularly to the Board	4
Compensation Committee	• Administers the executive compensation plans • Reviews and establishes the compensation of the executive officers • Reviews and approves the compensation of the members of the Board • Reviews and approves employment offers and arrangements, and other benefits for each executive officer • Oversees regulatory compliance and risk regarding compensation matters • Reports regularly to the Board	6
Nominating and Governance Committee	• Identifies, evaluates and recommends director candidates to the Board • Reviews and approves related person transactions • Considers and recommends to the Board other actions relating to corporate governance • Reports regularly to the Board	3

The Board may also establish other committees from time to time as it deems necessary.

Director Meeting Attendance

The Board held seven meetings during fiscal year 2012. Each incumbent director attended greater than 75% of the aggregate number of meetings of the Board and committees of the Board on which the director served during fiscal year 2012. It is the Board's policy that the directors should attend the Company's annual meeting of stockholders absent exceptional circumstances. Six of the incumbent directors attended the 2011 annual meeting of stockholders.

The Corporate Governance Guidelines provide that the non-management directors will meet in regularly scheduled executive sessions and the independent directors will meet in an executive session at least once annually. Mr. Sullivan, as the lead independent director, presides at the executive sessions of the non-management directors and of the independent directors.

Director Nomination Process

The Nominating and Governance Committee is responsible for identifying and evaluating individuals qualified to become members of the Board and for recommending to the Board the individuals for nomination as members. In considering whether to recommend any particular candidate for inclusion in the Board's slate of recommended director nominees, the Nominating and Governance Committee applies the criteria set forth in the Corporate Governance Guidelines, which include considering:

- a candidate's roles and contributions to the business community;
- a candidate's personal qualities of leadership, character and judgment, and whether the candidate possesses and maintains a reputation in the community at large of integrity, trust, respect, competence and adherence to the highest ethical standards;
- a candidate's relevant knowledge and diversity of background, viewpoint, professional experience, education, skill and other individual qualities and attributes that contribute to Board heterogeneity;
- whether a candidate is free of conflicts and has the time required for preparation for and attendance at all meetings; and
- applicable listing standards of the New York Stock Exchange ("NYSE").

The above-listed criteria is considered in light of (i) a stockholders agreement the Company entered into in 2002 with LGB Pike II LLC, an affiliate of Lindsay Goldberg, and certain other stockholders, including members of management, which requires LGB Pike II LLC and its affiliates to vote their shares of the Company common stock for J. Eric Pike to be a member of the Board for so long as he is the Chief Executive Officer and controls at least 1,321,965 shares of the Company common stock and (ii) the Company's relationship with Lindsay Goldberg and its affiliates.

During the selection process, the Nominating and Governance Committee will seek inclusion and diversity within the Board. The Nominating and Governance Committee may, at its discretion, hire third parties to assist in the identification and evaluation of director nominees.

Stockholder Recommendations of Director Candidates

Recommendations by stockholders for director candidates to be considered for the 2013 annual meeting of stockholders must be delivered to or mailed and received by the Company's Secretary not earlier than the close of business on July 4, 2013 and not later than the close of business on August 3, 2013. Recommendations by stockholders for director candidates to be considered for inclusion in the proxy statement and form of proxy relating to the 2013 annual meeting of stockholders must be received no later than May 22, 2013.

Notice of a director nomination must be submitted in accordance with the requirements set forth in Pike's bylaws, which include requirements to provide the name and address of the stockholder making the recommendation, a representation that the recommending stockholder is a record holder of Pike common stock, all information regarding the nominee that would be required to be set forth in a proxy statement and the consent of the nominee to serve as a director. Such information should be sent to: Nominating and Governance Committee, c/o Corporate Secretary, Pike Electric Corporation, 100 Pike Way, PO Box 868, Mount Airy, North Carolina 27030. Appropriate submission of a recommendation by a stockholder does not guarantee the selection of the stockholder's candidate or the inclusion of the candidate in the proxy statement; however, the Nominating and Governance Committee will consider any such candidate in accordance with the director nomination process described above.

Policy for Review of Related Person Transactions

The Company reviews relationships and transactions in which the Company and its directors and executive officers or their immediate family members are participants to determine whether such related persons have a direct or indirect material interest. The Company's executive management is primarily responsible for the development and implementation of processes and controls to obtain information from the directors and executive officers with respect to related person transactions and for then determining, based on the facts and circumstances, whether a related person has a direct or indirect material interest in the transaction. As required under the SEC rules, transactions that are determined to be directly or indirectly material to a related person are disclosed in this Proxy Statement. In addition, the Nominating and Governance Committee reviews and approves or ratifies any related person transaction that is required to be disclosed.

As set forth in the Nominating and Governance Committee's charter, which is available on the Company's website, *http://www.pike.com*, in the course of its review and approval or ratification of a disclosable related person transaction, the Committee considers: (i) the nature of the related person's interest in the transaction, including the actual or apparent conflict of interest of the related person; (ii) the material terms of the transaction and their commercial reasonableness; (iii) the significance of the transaction to the related person; (iv) the significance of the transaction to the Company and the benefits and perceived benefits, or lack thereof, to the Company; (v) opportunity costs of alternate transactions; (vi) whether the transaction would impair the judgment of a director or executive officer to act in the best interest of the Company; and (vii) any other matters the Committee deems appropriate.

Related Person Transactions

Pike, LGB Pike LLC, a company affiliated with Lindsay Goldberg, and certain other stockholders, including certain of Pike's officers, are parties to a stockholders agreement dated April 18, 2002, as amended, which provides such stockholders registration rights for their shares of Pike common stock. Specifically, each of the stockholders party to the stockholders agreement has "piggyback" registration rights where, if Pike proposes to register any Pike securities for sale for Pike's own account, other than a registration in connection with an employee benefit or similar plan or an acquisition or an exchange offer, Pike will be required to provide them the opportunity to participate in such registration. In addition to its piggyback registration rights, LGB Pike LLC and its affiliates have the right to require Pike to file registration statements, or "demand registrations," covering shares of Pike common stock that they hold. On September 7, 2006, Pike filed a registration statement registering the resale of 8,000,000 shares of Pike common stock held by LGB Pike II LLC, which was declared effective by the SEC on September 20, 2006. The stockholders agreement also requires LGB Pike II LLC and its affiliates to vote their shares of Pike common stock for J. Eric Pike to be a member of the Board for so long as he is the Chief Executive Officer and controls at least 1,321,965 shares of Pike common stock.

The Board's Role in Risk Oversight

The Board oversees the Company's risk profile and management's processes for assessing and managing risk, both as a whole Board and through its committees. At least annually, the full Board reviews strategic risks and opportunities facing the Company. Certain other important categories of risk are assigned to designated Board committees (which are compromised solely of independent directors) that report back to the full Board. In general, the committees oversee the following risks:

- Audit Committee oversees risks related to financial controls, capital structure of the enterprise (including borrowing, liquidity, allocation of capital, major capital transactions and expenditures), legal, regulatory and compliance risks, and the overall risk management governance structure and risk management function;

- Compensation Committee oversees the Company's compensation programs to ensure they do not incentivize excessive risk-taking; and

- Nominating and Governance Committee oversees issues that may create governance risks, such as Board composition, director selection, director and management succession planning and related person transactions.

During fiscal year 2012, the full Board received reports on the most important strategic issues and risks facing the Company. In addition, the Board and committees routinely receive reports from management regarding enterprise risk assessments and risk management practices.

The Board believes that its leadership structure supports the risk oversight function. Specifically, the Board believes that Mr. Pike, with his in-depth knowledge and understanding of the Company's business and the industry, is better able to bring key strategic and business issues and risks to the Board's attention than would a non-executive Chairman of the Board. Additionally, as indicated above, certain important categories of risk are assigned to committees, consisting of fully independent directors, that receive, review and evaluate management reports on risk, thereby preserving the benefit of independent risk oversight along with full Board responsibility and review.

Compensation Committee Consultant

The Compensation Committee has sole authority under its charter to retain compensation consultants and to approve such consultants' fees and retention terms. In May 2010, the Compensation Committee retained Compensation Advisory Partners, LLC ("CAP") to act as its independent advisor and to provide it with advice and support on executive compensation issues. The Compensation Committee has renewed this engagement each year since. The independence of CAP, as compensation consultant, has been reviewed and confirmed by the Compensation Committee. Neither CAP nor any of its affiliates provide any services to Pike except for services related solely to executive officer and director compensation.

Communications with the Board of Directors

Stockholders and other interested parties can communicate directly with any of Pike's directors, including its non-management directors, by sending a written communication to a director c/o Corporate Secretary at 100 Pike Way, PO Box 868, Mount Airy, North Carolina 27030. In addition, any party who has concerns about the accounting, internal controls or auditing matters may contact the Audit Committee directly at such address or by calling toll-free 1-800-997-7718. Such communications may be confidential or anonymous. All such communications are promptly reviewed before being forwarded to the addressee. Any concerns relating to accounting, internal controls, auditing matters or officer conduct are sent immediately to the chair of the Audit Committee. Pike generally will not forward to directors a stockholder communication that Pike determines to be primarily commercial in nature, relates to an improper or irrelevant topic or requests general information about Pike.

Director Compensation

The Company's director compensation policy provides that each director who is considered "independent" within the meaning of Section 303A.02 of the NYSE Listed Company Manual will receive compensation for service on the Board. Non-independent directors (currently Messrs. Pike, Lindsay and Triedman) receive no compensation for their service as directors. The following table shows the compensation paid to each non-management director who served on the Board in fiscal year 2012:

2012 Director Compensation Table

Name	Fees Earned or Paid in Cash ($) (1)	Stock Awards ($) (2)	Total ($)
Charles E. Bayless	78,017	69,998	148,015
James R. Helvey III	74,017	69,998	144,015
Robert D. Lindsay	—	—	—
Peter Pace	74,017	69,998	144,015
Daniel J. Sullivan III	94,017	69,998	164,015
Louis F. Terhar (3)	63,017	69,998	133,015
J. Russell Triedman	—	—	—

(1) The amounts shown in this column represent the aggregate amounts of all fees earned or paid in cash for services as a director in fiscal year 2012.

(2) Represents the full grant date fair value of stock awards computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("FASB ASC Topic 718"). Generally, the full grant date fair value is the amount that Pike would expense in the financial statements over the award's vesting schedule. For additional information regarding the assumptions made in calculating these amounts, see the notes to the audited, consolidated financial statements included in the Annual Report on Form 10-K. These amounts reflect the accounting expense and do not correspond to the actual value that will be recognized by the directors.

The following table shows the number of shares of restricted stock and restricted stock units held by each non-management director as of June 30, 2012:

Name	Shares of Restricted Common Stock Outstanding (#)	Restricted Stock Units Outstanding (#)
Charles E. Bayless	—	9,358
James R. Helvey III	776	9,358
Peter Pace	—	9,358
Daniel J. Sullivan III	776	9,358
Louis F. Terhar	—	9,358

(3) Mr. Terhar resigned from the Board effective August 31, 2012.

The Compensation Committee reviews and approves compensation of the members of the Board. In approving director compensation, the Compensation Committee considers recommendations of its outside compensation consultant and makes such modifications it deems appropriate. The Board approved the director compensation policy on November 3, 2011, following consultation with its outside advisor, CAP. Compensation for Pike's independent directors is as follows:

- an annual grant of $70,000 in shares of restricted stock units one day following election to the Board at the annual stockholders' meeting, vesting in full on the earlier of the first anniversary of the grant date or immediately before the next annual stockholders' meeting;
- an annual fee of $45,000 in cash payable in quarterly installments;

- $1,000 in cash for each Board meeting attended;
- $500 in cash for each committee meeting attended;
- $15,000 annual retainer for the lead independent director and the chair of the Audit Committee;
- $10,000 annual retainer for the chairs of the Compensation Committee and the Nominating and Governance Committee; and
- reimbursement of reasonable expenses incurred for attending Board and committee meetings.

Executive Officers

Set forth below is a list of names and ages of the Company's executive officers indicating all positions and offices held by each such person and each person's principal occupations or employment during the past five years. Each officer is elected annually by the Board.

J. Eric Pike. Mr. Pike, age 44, is the Chairman of the Board and Chief Executive Officer. Mr. Pike has been President of Pike since 1998, Chief Executive Officer since 2002 and Chairman since July 2005. Additional information about Mr. Pike can be found under "Proposal 1: Election of Directors" on pages 8 and 9 of this Proxy Statement.

Anthony K. Slater. Mr. Slater, age 42, has been Chief Financial Officer since August 2006 and Executive Vice President since May 2009. Mr. Slater is responsible for financial reporting and the supervision of all finance and accounting functions, corporate planning, and mergers and acquisitions. Prior to assuming this position, Mr. Slater served as the Vice President of Finance beginning in February 2006. Mr. Slater served as the Chief Financial Officer of Universal Solutions International, Inc., a provider of supply chain analysis and reverse logistic services, from January 2005 to December 2005 and as Vice President of Finance and Accounting as well as Secretary from July 2003 until December 2004. Prior to joining Universal Solutions, he served as Vice President of Accounting and Financial Reporting for Konover Property Trust Inc., a self-administered REIT, from 1999 to 2002. Mr. Slater graduated from North Carolina State University with a B.A. in Accounting and also is a certified public accountant.

Audie G. Simmons. Mr. Simmons, age 56, has been Executive Vice President of Operations since November 2008 and serves as the principal operating officer. Mr. Simmons has over 25 years of operational experience with Pike, including serving as the Senior Vice President of Operations from November 2006 until November 2008 and as Vice President of Fleet and Operations immediately prior to becoming Senior Vice President of Operations.

James T. Benfield. Mr. Benfield, age 50, has been President of Pike Electric, LLC since October 2010 and previously was the Senior Vice President of Operations from November 2008 until October 2010. He is responsible for managing and supervising Pike Electric, LLC, whose operational focus is on construction and maintenance of substation, distribution (underground and overhead) and transmission with voltages up to 345 kV with a non-unionized workforce throughout the South, Southeast and Midatlantic United States. He joined the Company in 1985 as a project manager. Previously, he has served as a regional vice president of operations in several operating regions. Mr. Benfield received a B.S. in Electrical Engineering from North Carolina State University.

Timothy G. Harshbarger. Mr. Harshbarger, age 52, has been Senior Vice President of Human Resources since August 2007 and is responsible for managing and supervising the Company's human resources and risk management. Prior to assuming this position, Mr. Harshbarger spent 21 years at American Electric Power where he held a number of positions including Executive Assistant to the Chairman/CEO, Vice President of HR Services & Operations and Director Business Development. He received his B.S. from Purdue University and his M.B.A. from The Ohio State University's Fisher College of Business.

Compensation Discussion and Analysis

This section explains Pike's executive compensation program as it relates to the following "named executive officers" of the Company:

J. Eric Pike	Chairman of the Board and Chief Executive Officer
Anthony K. Slater	Executive Vice President and Chief Financial Officer
Audie G. Simmons	Executive Vice President of Operations
James T. Benfield	President, Pike Electric, LLC
Timothy G. Harshbarger	Senior Vice President of Human Resources

This discussion includes statements regarding financial and operating performance targets in the limited context of the executive compensation program. Investors should not evaluate these statements in any other context. These are not statements of management's expectations of future results or guidance.

This discussion is divided into five parts:

I. Executive Summary
II. Executive Compensation Program Objectives
III. Determining Executive Compensation for Fiscal 2012
IV. Other Benefits and Executive Compensation Policies
V. 2011 Say-on-Pay Advisory Vote

I. Executive Summary

The Company entered fiscal 2012 expecting a challenging year, especially given the continuing fragile nature of the global economic environment and the uncertainty about levels of demand from customers. In view of these conditions, the Compensation Committee of the Board (the "Committee") kept in place base salary reductions voluntarily made by the named executive officers during fiscal 2010.

The Committee is committed to providing its executives with compensation opportunities that are tied to Company performance and stockholder value creation. For this reason, the Committee adopted a performance-based annual bonus plan for fiscal 2012 that provided an opportunity for the named executive officers to earn incentive compensation based on the achievement of pre-established Company and individual level performance goals. The Company's financial results improved significantly in fiscal 2012, and based on those results and the achievement of other operational goals, the named executive officers earned above-target awards under the 2012 annual bonus plan as described on pages 25 and 26.

The Committee also awarded a discretionary bonus to certain named executive officers as described on page 26 for their roles in the successful completion of the Pine Valley Power and UC Synergetic acquisitions and the related post-acquisition integration projects. The Committee made the discretionary awards because the value of these important strategic accomplishments was not measured by the performance goals under the 2012 annual bonus plan.

II. Executive Compensation Program Objectives

The executive compensation program is designed to further the goals of continued long-term success and creation of stockholder value. The primary objectives of the compensation program are to:

- Attract and retain executive officers of outstanding quality by offering competitive annual base salaries;

- Reward the achievement of annual financial performance and strategic goals that the Board and management believe will lead to long-term growth in stockholder value;

- Align executive officers' interests with those of stockholders through equity awards; and

- Reinforce a culture of teamwork, customer satisfaction and workforce safety and promote revenue growth, which the Board and management believe are essential to maintaining a competitive advantage in Pike's industry.

To accomplish these objectives, the compensation philosophy is as follows:

- Position base salaries between the 50th and 75th percentiles of executive compensation market surveys approved by the Committee;

- Position target awards for annual and long-term performance between the 50th and 75th percentiles of the approved compensation market surveys and of companies identified and approved by the Committee as representing a peer group for Pike;

- Position total cash compensation and total direct compensation at or above the 50th percentile of the approved compensation market surveys and the approved peer group;

- Obtain updated market information at least every two years from the Committee's consultant for both executive compensation market surveys and peer group companies approved by the Committee;

- Establish performance metrics and targets for annual incentives that will result in total cash compensation above the targeted range when Pike performs well and below the targeted range when Pike does not; and

- Align executive officers' interests with long-term stockholder interests by making annual grants of long-term incentive awards, in the form of a balanced mix of stock options and restricted stock units, which vest over three years and result in total direct compensation realized over time that should be above the targeted range when Pike performs well and below the targeted range when Pike does not.

The Committee oversees the compensation program for the executive officers with the assistance of senior management. The Committee reviews, approves and determines all elements of compensation for each named executive officer.

III. Determining Executive Compensation for Fiscal 2012

Elements of Compensation

The compensation program has three principal elements:

Element	Description	Purpose
Base Salary	Fixed cash compensation based on position, responsibility, individual performance, tenure and potential.	Provide a competitive, fixed, baseline level of cash compensation.
Annual Bonus Plan	Cash payment tied to performance during the fiscal year.	Motivate officers to achieve annual strategic and financial goals.
Long-Term Incentive Compensation	Restricted stock units and stock options. Awards vest in equal annual increments over a three-year period.	Attract officer talent, promote retention, motivate officers to achieve long-term strategic and financial goals, and align to long-term stockholder interests.

The Committee believes the use of these elements provides an appropriate balance between rewarding performance, both short and long-term, and encouraging retention.

Base Salaries

Base salaries are the foundation of the compensation program. They provide a fixed, baseline level of cash compensation based on each executive officer's position, responsibilities, individual performance, tenure and potential. Base salary levels also impact amounts paid under other elements of the executive compensation program, including annual bonuses, long-term performance awards and retirement benefits. The base salaries of executive officers are set at levels intended to be competitive with other companies engaged in similar activities and with other businesses of comparable size and scope that compete with the Company for executive talent. To attract and retain the level of talent necessary for the Company to succeed, the Committee expects that the base salaries generally will be between the 50th and 75th percentiles of the range of base salaries for comparable positions when compared to the executive compensation market surveys and the Company's peer group. Based on benchmarking conducted in 2010, the named executive officers' base salary levels were generally positioned between the median and 75th percentile of the peer group used, and subsequently the Company's CEO voluntarily reduced his base salary by 15% and the other executive officers voluntarily reduced their base salaries by 10% due to the difficult economy in which the Company operated in an effort to reduce fixed overhead expenses. The annual base salary rates of the named executive officers are as follows:

Name	FY 2012 Base Salary
J. Eric Pike	$676,260
Anthony K. Slater	$390,150
Audie G. Simmons	$411,900
James T. Benfield	$342,867
Timothy G. Harshbarger	$293,760

Annual Bonus Plan

The executive officers participated in an annual bonus plan in fiscal 2012, which provided each executive officer the opportunity to receive an annual cash award based on the achievement of corporate performance goals and individual performance. The criteria adopted for payment of the executive officers' awards is as follows:

Criteria	Rationale
Earnings Per Share ("EPS") (before incentive accrual)	Focuses executives on improving financial performance on an annual basis.
Company-wide safety measured by the OSHA recordable incident rate for the fiscal year ("Safety Goal")	Workforce safety is a very high priority for Pike and impacts not only the health and welfare of employees but is continuously monitored and evaluated by customers.
Individual achievement of three specified personal goals ("Personal Goals")	Provides financial reward for achievement of strategic initiatives and high priority projects assigned to specific individuals.

The Committee established EPS as the primary goal in the weighting of these factors. In fact, no awards could be earned for fiscal 2012 regardless of the achievement of the Safety Goal or Personal Goals unless the threshold level of EPS was achieved, as the Committee believes being a profitable enterprise is a condition precedent to an incentive award being paid. The Committee believes this balanced mix of performance measures is an effective motivator because these metrics correlate directly with the historical success factors of the Company and the executives' ability to impact these performance results is clear.

Each executive officer was assigned a target award based on a percentage of base salary, a threshold level below which no amounts would be payable, and a maximum award representing 150% of such executive's target award. Payouts were determined on a linear basis for achievement between threshold and target and between target and maximum award levels. The Committee believes the bonus targets and criteria were established at levels that are achievable but require a sustained level of high performance in areas important to continued success and growth. The Committee approved incentive targets as a percentage of base salary paid based on the Committee's views of the scope of the job and market data. The approved target awards for fiscal 2012 for the named executive officers as a percentage of base salary are: Mr. Pike - 75%; Mr. Slater - 55%; Mr. Simmons - 60%; Mr. Benfield - 50%; and Mr. Harshbarger - 50%.

The following chart shows the threshold, target and maximum levels for EPS (before payment of fiscal 2012 annual bonuses), Safety Goal and Personal Goals for fiscal 2012:

Payout Level	EPS (60%)	Safety Goal (10%)	Personal Goals (# attained) (30%)
Threshold (50% Payout)	$0.274	3.65	1
Target (100% Payout)	$0.379	2.90	2
Maximum (150% Payout)	$0.483	2.15	3

For fiscal 2012, actual EPS was $0.404 (before payment of fiscal 2012 annual bonuses) and the safety rate was 2.35. The Personal Goal component was based on each named executive officer's achievement of pre-established objectives for his department and area of responsibility that support the Company's overall business plan and longer term strategic objectives. Each officer was assigned three Personal Goals, and for fiscal year 2012, each executive officer achieved all three goals. This overall performance resulted in payouts equal to 125.87% of the target level. The actual payouts for the named executive officers are shown in the following table:

Name	FY 2012 Annual Bonus Earned
J. Eric Pike	$638,448
Anthony K. Slater	$270,113
Audie G. Simmons	$311,095
James T. Benfield	$212,369
Timothy G. Harshbarger	$184,890

Acquisition Bonus

The Committee awarded discretionary bonuses totaling $300,000 to 27 members of Company management in recognition of their work on the successful Pine Valley Power and UC Synergetic acquisitions and the associated integration activities. The acquisitions were important to the strategic direction of the Company and further expanded the Company's ability to provide a full portfolio of energy delivery solutions to its customers. The recipients of the discretionary bonuses included Messrs. Pike, Slater, Simmons and Harshbarger, each of whom received a bonus of $30,000.

Long-Term Incentive Compensation

The third key element of the compensation program is providing equity incentives to executive officers to attract officer talent, align their interests with the long-term interests of stockholders, encourage retention, and provide an incentive to achieve long-term strategic and financial goals. The Company maintains both the 2005 and 2008 Omnibus Incentive Compensation Plans under which the Company may grant equity awards.

The Committee grants long-term equity incentive compensation through awards of stock options and restricted stock units that vest in equal amounts over a three-year period commencing on the date of grant. The Committee believes that stock options provide officers with an incentive for future financial performance since these options will not be of value to executives unless the Company continues to grow its revenue and net income, achieve its strategic goals and cause its stock price to increase. The Committee believes restricted stock units with time-based vesting provide a reasonable incentive for officers to perform, an opportunity for officers' interests to be aligned with stockholders upon grant of the award, and an effective employment retention tool. Given the beneficial ownership by Messrs. Pike and Simmons of common stock, the Committee directs that any restricted stock units granted to them will be settled in cash rather than shares of common stock.

The Committee sets the long-term incentive award level based on a percentage of base salary by taking into the account the goal of positioning total direct compensation opportunities between the median and 75th percentiles of the market survey data and peer group information. Given the historical fluctuations in the Company's stock price based on hurricane season activities, the Committee grants long-term equity awards at its mid-year meeting in February.

The Committee approved the following long-term incentive awards for the executive officers for fiscal 2012: Mr. Pike - $1,014,388; Mr. Slater - $323,827; Mr. Simmons - $370,709; Mr. Benfield - $205,719; and Mr. Harshbarger - $176,259. These amounts were awarded to each executive 50% in restricted stock units (which for Messrs. Pike and Simmons the Committee determined would be settled in cash due to the size of their equity ownership) and 50% in stock options (the portion in stock options being determined using a Black-Scholes stock option valuation methodology). The table below summarizes the number of restricted stock units and stock options awarded to executive officers in February 2012, where restricted stock units were valued on the date of award approval and the stock options were priced on the first trading day of the month immediately following the date of award approval pursuant to the 2008 Omnibus Incentive Compensation Plan:

Name	Restricted Stock Units (#)	Stock Options (#)
J. Eric Pike	62,539	130,108
Anthony K. Slater	19,965	41,534
Audie G. Simmons	22,855	47,548
James T. Benfield	12,683	26,386
Timothy G. Harshbarger	10,867	22,607

Role of Compensation Consultant

Since May 2010, the Committee has retained Compensation Advisory Partners (CAP) as its compensation consultant regarding executive officer and director compensation. At the Committee's request, CAP reviewed the compensation program and amounts paid to executive officers for fiscal 2011 and the proposed amounts for fiscal 2012, confirmed to the Committee that these amounts were consistent with the compensation philosophy and did not recommend any changes to compensation program target award opportunities for executive officers.

Compensation Benchmarking

In making its compensation decisions, the Committee relies upon comparisons of Pike's compensation program and compensation opportunities relative to the compensation paid to similarly-situated executives at peer group companies. This approach ensures that the compensation program and cost structure allow Pike to remain competitive in its markets. The Committee engages its compensation consultant to perform a compensation benchmarking analysis every other year. In May 2010, CAP performed this analysis using the following peer group companies: Comfort Systems USA, Inc.; Dycom Industries, Inc.; Insituform Technologies, LLC; Integrated Electrical Services, Inc.; MasTec, Inc.; Matrix Service Company; Michael Baker Corporation; MYR Group Inc.; Quanta Services, Inc.; Tetra Tech, Inc.; and Willbros Group, Inc. The Committee believed the peer group was representative of the sector in which Pike operated at the time, and the peer group members were chosen based on the relative size of the companies as measured by revenue, EBITDA, market capitalization, industry space, and the role and responsibilities of the companies' executive officers. The 2010 benchmarking showed that the total target compensation levels for the named executive officers were all positioned between the median and 75th percentile of the peer group and aligned with the Company's pay philosophy. Based on this positioning, the Committee did not make any changes to the total target compensation levels for the named executive officers for fiscal 2012.

In May 2012, at the Committee's request, CAP reviewed the compensation program and performed a competitive analysis of the program, including each of the various components of the compensation program, against competitive benchmarking studies. CAP's analysis used the following peer group companies: Aegion Corporation (formerly known as Insituform Technologies, LLC); Comfort Systems USA, Inc.; Dycom Industries, Inc.; Integrated Electrical Services, Inc.; MasTec, Inc.; Matrix Service Company; Michael Baker Corporation; MYR Group Inc.; Quanta Services, Inc.; Sterling Construction Company, Inc.; Tetra Tech, Inc.; UniTek Global Services, Inc.; and Willbros Group, Inc. Sterling Construction Company, Inc. and UniTek Global Services, Inc. were added to the peer group to cause the median revenue and market capitalization of the peer group to align more closely with the revenue and market capitalization of the Company. CAP's analysis concluded that, based on the Company's projected financial performance through the end of the year, the relationship between the estimated executive compensation levels for fiscal 2012 and the Company's 2012 performance is generally well-aligned compared to the peer group companies.

IV. Other Benefits and Executive Compensation Policies

401(k) Savings Plan and Deferred Compensation Plan

The Company maintains a tax qualified defined contribution plan under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Tax Code") for substantially all employees who are not subject to collective bargaining agreements, including the named executive officers. Employee elective deferral contributions to the 401(k) plan are made on a pre-tax basis. Contributions by the named executive officers are limited by the Tax Code.

The Company also maintains the Pike Compensation Deferral Plan in order to provide the named executive officers and other eligible employees a means to save for retirement on a tax-deferred basis beyond the Tax Code limits. Participants may also receive limited employer matching contributions to make up for certain matching contributions that could not be made to the 401(k) plan due to the Tax Code limits. The plan is an unfunded, unsecured arrangement offering participants several deemed investment alternatives that operate similarly to the investment alternatives available under the 401(k) plan. The Company maintains a rabbi trust to informally fund the plan. The assets in the trust remain general assets of the Company, and do not offer protection for plan participants in the event of corporate insolvency.

Medical Benefits and Insurance

Officers, including the executive officers, are eligible to participate in group medical benefits insurance program, which includes group health, dental and vision, on the same basis as other employees. In addition, officers, including the executive officers, participated in a fully insured medical expense reimbursement plan in fiscal 2012 which provided up to $7,500 to cover healthcare expenses at a cost to the Company of $6,505 per officer. This reimbursement plan was terminated and is no longer available.

Life and Disability Insurance

Pike provided its officers, including executive officers, (a) basic life insurance with a death benefit of two times current base salary capped at $750,000 and supplemental life insurance with a death benefit of one times current base salary capped at $750,000, (b) accidental death and dismemberment insurance with a death benefit of two times current base salary capped at $750,000, (c) basic short-term and long-term group disability benefits, plus an individual supplemental long-term disability policy, that together provide 100% of salary for the first six months and 65% of salary for the remainder of the disability coverage period (generally ending no later than age 65 or a later date specified in the policy for disability that commences after age 60), and (d) supplemental accidental death and dismemberment coverage with a death benefit of $250,000.

Retirement

Pike has a retirement policy that, upon the retirement of certain executive officers who are at least 55 years of age and have been an employee for 10 years or more, entitles such officers to receive the following: (a) the Company vehicle used by the officer at the time of retirement or the cash value of such vehicle; (b) continued medical, dental and vision coverage; and (c) continued life insurance coverage in the amount equal to two times current base salary capped at $750,000. Continuation of medical, dental, vision and life insurance for the officer will continue until the earlier of the date that officer attains age 65 or becomes eligible for Medicare. Coverage will also end if the officer becomes eligible for coverage under another program. Spouses and other dependents of that officer also receive post-retirement group medical, dental and vision coverage through age 65 for spouses and generally through age 26 for other dependents.

Other Benefits

Company officers, including the executive officers, are each provided a Company vehicle and fuel. The Company also provides income tax gross-up payments to executives in order to compensate them for taxes which may be imposed based upon their personal use of a Company vehicle and fuel. The Committee believes providing a Company vehicle and fuel is appropriate given the Company's geographic location and the officers' required travel and customer interaction. The tax gross up is provided to make the cost of the vehicle and fuel neutral to the officers. In accordance with Mr. Pike's employment agreement, he is eligible for up to fifty hours of personal use of Company aircraft per year so long as this use does not interfere with the normal business use of the aircraft.

Policy Regarding Timing of Equity Grants

Executives derive value from their options based on the appreciation in the value of the underlying shares of Pike common stock. The exercise or base price is the average of the intraday high and low prices of Pike common stock on the NYSE on the date the awards are granted. In addition, Pike has a policy of granting options on the first trading day of the month immediately following the date of award approval. Pike does not coordinate the timing of awards with the release of material non-public information.

Short-Selling Prohibition

The Company does not allow its executives to speculate in the Company's stock, which includes, but is not limited to, short selling (profiting if the market price of the securities decreases) and/or buying or selling publicly traded options, including writing covered calls.

Agreements with Executives

The Company has entered into employment agreements and long-term equity agreements with each executive officer. The employment agreements provide each executive officer with an annual base salary, the opportunity for annual incentive compensation, and certain other benefits and employment terms.

The Company does not have any change in control agreements with its executive officers. However, the employment agreements of each executive officer provide for severance payments and benefit continuation in the event of termination of employment under certain circumstances. The intent of the program is to attract key executives to the Company as well as to assure the services of key executives and the continuity of operations during periods of uncertainty associated with potential changes in control. When approving such agreements, the Committee determined that the severance periods and amounts contained in the employment agreements for executive officers were consistent with those offered to similarly situated executives and necessary to achieve the Company's overall compensation objectives.

Mr. Pike's employment agreement provides that, if his employment is terminated by the Company without Cause or by him for Good Reason (as such terms are defined in his employment agreement), Mr. Pike will be entitled to receive two years of his then current annual base salary and the continuation for two years of health and welfare benefits that he was receiving as of the last day of his employment. In addition, all unvested stock options and restricted stock then held by Mr. Pike will automatically become vested and exercisable if his employment is terminated by the Company without Cause, by him for Good Reason or due to his death, Disability (as defined in his employment agreement) or legal incapacity. The foregoing severance benefits are subject to Mr. Pike abiding by the confidentiality, non-disclosure, non-solicitation and non-competition provisions of his employment agreement.

Under the terms of the employment agreements with executive officers other than Mr. Pike, if any such executive is terminated for any reason other than death, Disability or Cause or if such executive resigns for Good Reason (as each such term is defined in the relevant employment agreement), he will be entitled to (a) cash severance payments equal to 12 months of his annual base salary at the time of termination, payable in equal monthly installments, or, at the discretion of the Board in a lump sum and (b) continuation of his health and welfare benefits for a period equal to the lesser of (i) 12 months or (ii) the period ending on the date he first becomes entitled to health insurance benefits under any plan maintained by any person for whom he provides services as an employee or otherwise. The foregoing severance benefits are subject to such executive entering into and not revoking a release of claims in favor of the Company and abiding by the non-competition provisions of the agreement. In addition, the agreements provide the Company the ability to extend the term of the executive's restrictive covenant obligations for a subsequent 12-month period, as long as the Company continues to provide the executive with the foregoing severance benefits for the subsequent 12-month period.

The 2005 Omnibus Incentive Compensation Plan and the 2008 Omnibus Incentive Compensation Plan contain provisions that trigger upon a "change in control" as defined in such plans. Under the plans, unless awards are assumed or replaced in connection with the transaction, all outstanding awards will automatically be deemed exercisable and vested without restriction immediately prior to such change of control, and all performance units and cash incentive awards will be paid out as if the date of the change of control were the last day of the applicable performance period and "target" performance levels had been obtained.

Tax and Accounting Considerations

Section 162(m) of the Tax Code generally disallows a tax deduction to public companies for certain compensation in excess of $1 million paid to certain covered executive officers. Certain compensation, including qualified performance-based compensation, will not be subject to the deduction limit if specified requirements are met. The Committee carefully considers the impact of Section 162(m) in designing compensation programs for, and in making compensation decisions affecting, Section 162(m) covered executives. In order to maintain flexibility in compensating executive officers, the Committee has not adopted a policy that all compensation must be deductible for federal income tax purposes.

V. 2011 Say-on-Pay Advisory Vote

At the 2011 annual meeting, the Company's executive compensation program was approved by 72.5% of the votes cast on the "say-on-pay" advisory vote. The Committee believes the votes cast against the Company's executive compensation program were the result of a negative say-on-pay voting recommendation issued by one of the two leading proxy advisory firms. The proxy advisory firm recommended a vote against the say-on-pay proposal because the Committee awarded discretionary bonuses to the named executive officers in fiscal 2011, the Committee uses above median compensation benchmarking targets and Mr. Pike's total compensation is higher than the proxy advisory firm's peer group median of comparable companies. The Committee did not agree with the recommendation because the discretionary bonuses awarded to the named executive officers were appropriate based on the Committee's review of Company performance in light of the economic and market forces impacting customer spending on maintenance and new construction as well as management's ability to continue to achieve the Company's business objectives, including diversification of services and geographic expansion. The Committee also believes that Mr. Pike's compensation level is higher than the median because Mr. Pike's value to the Company is greater than other executives. Mr. Pike possesses strong customer relationships, deep institutional knowledge and broad industry knowledge and would be difficult to replace.

Executive Compensation Tables

The following tables and related narratives present the compensation information for the fiscal years ended June 30, 2012, 2011 and 2010, concerning the named executive officers for fiscal 2012, in the format specified by the SEC.

I. 2012 Summary Compensation Table

Name and Principal Position (a)	Fiscal Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	All Other Compensation ($) (h)	Total ($) (i)
J. Eric Pike [1]	2012	676,260	30,000	507,191	507,197	638,448	106,915	2,466,011
Chairman and	2011	676,260	516,949	507,175	507,174	—	78,268	2,285,826
Chief Executive Officer	2010	728,745	—	596,694	596,694	—	60,396	1,982,529
Anthony K. Slater	2012	390,150	30,000	161,916	161,911	270,113	28,059	1,042,149
Executive Vice President and	2011	390,150	218,709	161,911	197,472	—	25,997	994,239
Chief Financial Officer	2010	409,160	—	179,902	179,901	—	29,108	798,071
Audie G. Simmons	2012	411,900	30,000	185,354	185,355	311,095	27,163	1,150,867
Executive Vice President	2011	411,900	251,893	185,352	185,353	—	32,208	1,066,706
of Operations	2010	431,886	—	205,943	205,947	—	36,341	880,117
James T. Benfield	2012	342,867	—	102,859	102,860	212,369	33,362	794,317
President, Pike Electric, LLC	2011	342,867	174,730	102,857	102,859	—	27,265	750,578
	2010	359,436	—	114,287	114,290	—	36,704	624,717
Timothy G. Harshbarger Senior Vice President of Human Resources	2012	293,760	30,000	88,131	88,128	184,890	27,542	712,451

(1) Mr. Pike does not receive any compensation for his service on the Board.

Bonus (Column (d))

The amount shown in the "Bonus" column represents discretionary bonus awards for the successful completion of the Pine Valley Power and UC Synergetic acquisitions and related integration projects, with respect to fiscal 2012, and for the achievement of strategic and operating initiatives, with respect to fiscal 2011.

Stock Awards (Column (e))

The amount shown in the "Stock Awards" column represents the grant date fair value of stock awards granted in the subject year computed in accordance with FASB ASC Topic 718. Generally, the grant date fair value is the amount that Pike would expense in its financial statements over the award's vesting schedule. For additional information regarding the assumptions made in calculating these amounts, see the notes to the audited, consolidated financial statements included in the Annual Report on Form 10-K. These amounts reflect the accounting expense for these awards and do not correspond to the actual value that will be recognized by the named executive officers.

Option Awards (Column (f))

The amount shown in the "Option Awards" column represents the grant date fair value of option awards granted in the subject year computed in accordance with FASB ASC Topic 718. Generally, the grant date fair value is the amount that Pike would expense in its financial statements over the award's vesting schedule. For additional information regarding the assumptions made in calculating these amounts, see the notes to the audited, consolidated financial statements included in the Annual Report on Form 10-K.

These amounts reflect the accounting expense for these awards and do not correspond to the actual value that will be recognized by the named executive officers.

Non-Equity Incentive Plan Compensation (Column (g))

The amount shown in the "Non-Equity Incentive Plan Compensation" column represents the bonus earned under the Annual Bonus Plan for fiscal 2012. The performance metrics under the 2012 Annual Bonus Plan and the level of achievement of those metrics is described on pages 25 and 26.

All Other Compensation (Column (h))

The following table describes each component of the "All Other Compensation" column for fiscal 2012. The amounts shown reflect the incremental cost to Pike for each of the benefits.

Name	Personal Use of Company Aircraft ($)	Personal Use of Company Vehicle ($)	Tax Reimbursement Payments ($)	Health Insurance ($)	Matching Employer Contributions to Retirement Plans ($)	Unused Vacation ($)	Total ($)
Mr. Pike	64,716	10,707	7,082	6,505	4,900	13,005	106,915
Mr. Slater	—	11,108	7,347	6,505	3,099	—	28,059
Mr. Simmons	—	5,861	3,877	6,505	2,999	7,921	27,163
Mr. Benfield	—	7,818	5,171	6,505	3,318	10,550	33,362
Mr. Harshbarger	—	10,529	6,964	6,505	3,544	—	27,542

For fiscal 2012, personal use of Company aircraft was calculated based on aggregate incremental cost to the Company for each hour of personal aircraft usage. The incremental costs include fuel, repair costs, parking and runway fees and other similar variable costs. Personal use of Company vehicle represents the approximate cost to the Company of ownership, maintenance, insurance and fuel for the executive's vehicle. Tax reimbursement payments represent the approximate cost to the Company for tax gross-up payments to the executives in connection with their personal use of Company vehicles. Health insurance represents the premium payable by the Company for such executive's participation in a medical expense reimbursement plan. With respect to unused vacation, up to 40 hours of such unused vacation may be rolled into the next year with any remaining balance converted to cash compensation in an amount equal to the number of unused vacation hours multiplied times the employee's current rate of pay. The amount shown above represents the unused vacation converted to cash compensation in fiscal 2012.

II. 2012 Grants of Plan-Based Awards

The following table shows grants of plan-based awards approved for the named executive officers during the fiscal year ended June 30, 2012.

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Stock Awards	Option Awards			
Name	Grant Date	Approval Date	Threshold ($)	Target ($)	Maximum ($)	Number of Shares of Stock or Units (#) (2)	Number of Securities Underlying Options (#) (3)	Exercise Price ($/Sh)	Closing Market Price of Security on Date of Grant ($) (4)	Grant Date Fair Value of Stock and Option Awards ($) (5)
Mr. Pike	02/01/2012	02/01/2012	—	—	—	62,539	—	—	—	507,191
	03/01/2012	02/01/2012	—	—	—	—	130,108	9.22	9.14	507,197
	—	—	253,598	507,195	760,793	—	—	—	—	—
Mr. Slater	02/01/2012	02/01/2012	—	—	—	19,965	—	—	—	161,916
	03/01/2012	02/01/2012	41,534	9.22	9.14	—	41,534	9.22	9.14	161,911
	—	—	107,291	214,583	321,874	—	—	—	—	—
Mr. Simmons	02/01/2012	02/01/2012	—	—	—	22,855	—	—	—	185,354
	03/01/2012	02/01/2012	47,548	9.22	9.14	—	47,548	9.22	9.14	185,355
	—	—	123,570	247,139	370,709	—	—	—	—	—
Mr. Benfield	02/01/2012	02/01/2012	—	—	—	12,683	—	—	—	102,859
	03/01/2012	02/01/2012	26,386	9.22	9.14	—	26,386	9.22	9.14	102,860
	—	—	82,613	165,226	247,839	—	—	—	—	—
Mr. Harshbarger	02/01/2012	02/01/2012	—	—	—	10,867	—	—	—	88,131
	03/01/2012	02/01/2012	22,607	9.22	9.14	—	22,607	9.22	9.14	88,128
	—	—	73,440	146,880	220,320	—	—	—	—	—

(1) The executives were eligible to earn annual incentive compensation under the Company's Annual Bonus Plan for fiscal year 2012 based on the achievement of performance metrics established at the beginning of the fiscal year by the Committee. The performance levels for the three performance metrics, the actual performance achieved and the amounts earned by the executives for fiscal year 2012 are shown on pages 25 and 26. The amounts earned by the executives are also reported in the "Non-Equity Incentive Plan Compensation" column of the Summary Compensation Table.

(2) Amounts set forth in this column reflect grants of restricted stock units under the 2008 Omnibus Incentive Compensation Plan. These restricted stock unit grants vest in equal installments on the first, second and third anniversary of the grant date.

(3) Amounts set forth in this column reflect grants of options under the 2008 Omnibus Incentive Compensation Plan. These option grants vest in equal installments on the first, second and third anniversary of the grant date.

(4) In accordance with the SEC rules, Pike has included this additional column because the exercise price of options Pike awards is based on the mean between the highest and lowest prices at which Pike common stock was sold on the date of grant rather than the closing price on the date of grant.

(5) Amounts set forth in this column represent the grant date fair value of stock awards and option awards computed in accordance with FASB ASC Topic 718. For additional information regarding the assumptions made in calculating these amounts, see the notes to the audited, consolidated financial statements included in the Annual Report on Form 10-K.

III. Outstanding Equity Awards at Fiscal Year-End 2012

The following table shows the outstanding equity awards held by the named executive officers at June 30, 2012.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($) [1]
Mr. Pike	343,746	—	6.51	10/21/2014	—	—
	428,571	—	14.00	7/27/2015	—	—
	27,159	—	18.41	11/1/2016	—	—
	98,475	—	14.25	10/1/2018	—	—
	—	—	—	—	18,606 [2]	143,638
	75,278	37,639 [3]	11.33	9/1/2019	—	—
	—	—	—	—	39,089 [4]	301,767
	38,867	77,736 [5]	9.61	3/1/2021	—	—
	—	—	—	—	62,539 [6]	482,801
	—	130,108 [7]	9.22	3/1/2022	—	—
Mr. Slater	30,000	—	18.18	8/1/2016	—	—
	30,000	—	18.41	11/1/2016	—	—
	10,000	—	18.41	11/1/2016	—	—
	20,000	—	16.16	5/1/2018	—	—
	25,031	—	14.25	10/1/2018	—	—
	—	—	—	—	5,610 [2]	43,309
	—	—	—	—	12,479 [4]	96,338
	22,696	11,348 [3]	11.33	9/1/2019	—	—
	12,500	—	7.27	10/1/2020	—	—
	—	—	—	—	19,965 [6]	154,130
	12,408	24,817 [5]	9.61	3/1/2021	—	—
	—	41,534 [7]	9.22	3/1/2022	—	—
Mr. Simmons	61,904	—	6.51	10/21/2014	—	—
	38,690	—	14.00	7/27/2015	—	—
	10,000	—	18.41	11/1/2016	—	—
	30,000	—	15.70	12/1/2016	—	—
	33,658	—	14.25	10/1/2018	—	—
	—	—	—	—	6,422 [2]	49,578
	25,982	12,991 [3]	11.33	9/1/2019	—	—
	—	—	—	—	14,286 [4]	110,288
	14,204	28,410 [5]	9.61	3/1/2021	—	—
	—	—	—	—	22,855 [6]	176,441
	—	47,548 [7]	9.22	3/1/2022	—	—
Mr. Benfield	61,904	—	6.51	10/21/2014	—	—
	38,690	—	14.00	7/27/2015	—	—
	10,000	—	18.41	11/01/2016	—	—
	30,076	—	8.81	11/03/2018	—	—
	—	—	—	—	3,564 [2]	27,514
	—	—	—	—	7,928 [4]	61,204
	14,418	7,210 [3]	11.33	9/1/2019	—	—
	—	—	—	—	12,683 [6]	97,913
	7,882	15,766 [5]	9.61	3/1/2021	—	—
	—	26,386 [7]	9.22	3/1/2022	—	—
Mr. Harshbarger	24,000	6,000 [8]	15.48	12/1/2017	—	—
	26,275	—	8.81	11/03/2018	—	—
	12,353	6,177 [3]	11.33	9/1/2019	—	—
	6,753	13,508 [5]	9.61	3/1/2021	—	—
	—	22,607 [7]	9.22	3/1/2022	—	—
	—	—	—	—	5,000 [9]	38,600
	—	—	—	—	3,053 [2]	23,569
	—	—	—	—	6,792 [4]	52,434
	—	—	—	—	10,867 [6]	83,893

(1) The amounts set forth in this column were calculated by multiplying the closing market price of Pike's common stock on June 29, 2012 ($7.72) by the number of shares, units or other rights held on such date.

(2) These restricted stock units vested on August 19, 2012.

(3) These options vested on September 1, 2012.

(4) These restricted stock units vest in equal annual installments on February 2 of each of 2013 and 2014.

(5) These options vest in equal annual installments on March 1 of each of 2013 and 2014.

(6) These restricted stock units vest in equal annual installments on February 1 of each of 2013, 2014 and 2015.

(7) These options vest in equal annual installments on March 1 of each of 2013, 2014 and 2015.

(8) These options vest in their entirety on December 1, 2012.

(9) These restricted shares vest in their entirety on December 1, 2012.

IV. 2012 Option Exercises and Stock Vested

The following table shows the number of shares acquired and the value realized during the fiscal year ended June 30, 2012 upon vesting of restricted stock or units previously granted to each of the named executive officers.

	Option Awards		Stock Awards	
Name	Number of shares acquired on exercise (#)	Value realized on exercise ($)	Number of shares or units acquired on vesting (#)	Value realized on vesting ($) [1]
Mr. Pike	424,217	1,824,133	50,469	391,396
Mr. Slater	—	—	29,981	236,960
Mr. Simmons	231,378	994,925	22,775	170,265
Mr. Benfield	89,977	386,901	11,359	87,467
Mr. Harshbarger	—	—	9,797	75,399

(1) Values were determined by multiplying the number of shares or units, as applicable, that vested by the per share fair market value of Pike common stock on the vesting date.

V. 2012 Non-Qualified Deferred Compensation

We maintain the Pike Compensation Deferral Plan (the "Deferral Plan"), which is a non-qualified deferred compensation plan, for certain of our key executive officers. Messrs. Pike, Slater, Simmons, Benfield and Harshbarger participated in the Deferral Plan during fiscal year 2012. The following table sets forth information regarding the named executive officers' accounts and benefits under the Deferral Plan for fiscal year 2012.

Name	Executive Contributions in Last FY ($) [1]	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($) [2]	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last FYE ($)
Mr. Pike	3,778	1,351	—	—	5,129
Mr. Slater	4,549	1,351	296	—	6,196
Mr. Simmons	18,237	2,999	—	—	21,236
Mr. Benfield	17,528	1,351	—	—	18,879
Mr. Harshbarger	20,647	1,351	—	—	21,998

(1) Amounts reflected in this column are also reported in the "Salary" column of the Summary Compensation Table for 2012.

(2) The amounts reported in this column are not reported in the Summary Compensation Table because no earnings under the Deferral Plan are deemed to be above-market or preferential earnings.

VI. 2012 Potential Payments Upon Termination or Change of Control

The following is a summary of certain compensation agreements that Pike has with, and certain plans that Pike maintains for, its executive officers, including the named executive officers, and other material information necessary to an understanding of the Summary Compensation Table and Grants of Plan-Based Awards table above. The following tables show the estimated benefits payable to each named executive officer in the event of the executive officer's termination of employment under various scenarios or a change of control of Pike. The amounts shown assume termination of employment or a change of control on June 30, 2012. The amounts do not include payments or benefits provided under insurance or other plans that are generally available to all salaried employees.

Arrangements with J. Eric Pike

Mr. Pike entered into an amended and restated employment agreement on September 24, 2008, that was amended on May 1, 2009. The employment agreement provides for an initial one-year employment term commencing July 1, 2008, after which the agreement automatically extends for additional one-year periods, subject to both Mr. Pike's and the Company's right to terminate the agreement upon at least 60 days written notice prior to the expiration of each such term.

The employment agreement provides a base annual salary of $780,000, which may be adjusted up but not down by the Committee. However, for the fiscal year ended June 30, 2012, Mr. Pike voluntarily adjusted his base salary downward to $676,260. In addition to his base salary, Mr. Pike is eligible to receive an annual incentive opportunity and to participate in the long-term incentive plan on such terms and conditions and in such amounts as adopted and approved by the Committee. The employment agreement also provides Mr. Pike the ability to use the Company aircraft for up to 50 flight hours per year for personal use.

Under the terms of the employment agreement, if Mr. Pike's employment is terminated by the Company without Cause or by Mr. Pike for Good Reason (as such terms are defined below), Mr. Pike will be entitled to receive two years of his then current annual base salary and the continuation for two years of the health, life, disability and other benefits that he was receiving as of the last day of his employment. If Mr. Pike's employment is terminated by the Company without Cause or due to his death, Disability (as defined in the employment agreement) or legal incapacity or by him for Good Reason, all unvested equity compensation awards then held by Mr. Pike or his estate will automatically become vested and exercisable. If Mr. Pike's employment is terminated for any other reason, Mr. Pike will be entitled to receive only earned but unpaid benefits.

As defined in Mr. Pike's employment agreement, "Cause" means Mr. Pike is either (i) convicted of a felony involving moral turpitude or (ii) guilty of gross neglect or willful misconduct in carrying out his duties, resulting in material harm to the Company, unless he believed in good faith he acted in the Company's best interests; provided, that, with respect to (ii) above, Mr. Pike will have a 30-day cure period to eliminate the circumstances that are claimed to constitute Cause unless such circumstances are not capable of being cured. Mr. Pike may terminate his employment for "Good Reason" if (i) he is assigned duties or responsibilities that are inconsistent with his position as President and Chief Executive Officer, (ii) he suffers a reduction in, or material, adverse interference with, the authorities and duties associated with his position, (iii) the duties of his position change in a materially adverse manner from those at the date his employment agreement was executed or (iv) he is required to relocate to an employment location that is more than 50 miles from his employment location on the execution date of his employment agreement; provided, that the Company will have a 30-day cure period to eliminate the circumstances that are claimed to constitute Good Reason unless such circumstances are not capable of being cured.

If Mr. Pike becomes subject to excise taxes under Section 4999 of the Tax Code, the Company will make a tax gross-up payment to him in an amount sufficient to cover such excise taxes and any interest or penalties thereon. However, if such excise taxes would not be applicable if the value of his payments and benefits were reduced by 5%, Mr. Pike will forfeit the amount of such payments and benefits necessary to avoid incurring such excise taxes and the Company will not have an obligation to provide a tax gross-up payment in connection therewith. If required to forfeit a portion of the payments and benefits, Mr. Pike would choose the particular payments and benefits to be reduced.

The Company may terminate Mr. Pike's employment due to Disability or legal incapacity if, based upon independent medical advice, the Board determines that due to physical or mental illness Mr. Pike is unable to perform his customary duties for (i) 120 consecutive business days, if he fails to return to his duties within five days of written notice of the end of that 120-day period, or (ii) 130 business days in any 12-month period. In any such event, Mr. Pike is entitled to a continuation of his base salary and other benefits during the 120-day or 130-day period, in addition to the acceleration of any unvested equity compensation awards at such time, as noted above.

Mr. Pike is subject to a non-solicitation provision for 24 months after termination of his employment, as well as a confidentiality provision. In addition, Mr. Pike has agreed to refrain from engaging in certain activities that are competitive with the Company and its business for a period of five years after the termination of his employment. Mr. Pike is entitled to indemnification in his position to the fullest extent permitted by the laws of Delaware.

The Company provides life insurance with a death benefit equal to two times annual base salary capped at $750,000. Additionally, the Company provides supplemental term life insurance with a death benefit equal to one times annual base salary capped at $750,000, basic accidental death coverage with a death benefit equal to two times annual base salary capped at $750,000 and supplemental accidental death and dismemberment coverage with a death benefit of $250,000. In the event Mr. Pike becomes disabled, basic short-term and long-term group disability plans, coupled with an individual supplemental long-term disability policy, provide 100% of salary for the first six months and 65% of salary for the remainder of the disability coverage period (generally ending no later than age 65 or a later date specified in the policy for disability that commences after age 60).

The following table sets forth the amounts payable to Mr. Pike upon termination of his employment or a "change in control" (as defined below in the 2005 Omnibus Incentive Compensation Plan or 2008 Omnibus Incentive Compensation Plan) on June 30, 2012.

Benefits and Payments Upon Termination	Termination for Cause or without Good Reason	Termination without Cause or for Good Reason	Termination without Cause or for Good Reason following a Change in Control	Termination due to Disability or Incapacity [(1)]	Termination due to Death [(1)]	Change in Control (No Termination)
Base Salary [(2)]	$ —	$ 1,352,520	$ 1,352,520	$ —	$ —	$ —
Restricted Stock [(3)]	—	—	—	—	—	—
Restricted Stock Units [(4)]	—	928,206	928,206	928,206	928,206	928,206
Health Insurance [(5)]	—	40,301	40,301	—	—	—
Life Insurance [(6)]	—	—	—	—	1,427,000	—
Accidental Death and Dismemberment [(7)]	—	—	—	1,000,000	1,000,000	—
Short-Term Disability Coverage	—	—	—	338,130	—	—
Long-Term Disability Coverage [(8)]	—	—	—	8,975,036	—	—
Total:	$ —	$ 2,321,027	$ 2,321,027	$ 11,241,372	$ 3,355,206	$ 928,206

(1) Pursuant to the terms of Mr. Pike's employment agreement, all unvested stock options and restricted stock will vest upon his death, Disability (as defined in the employment agreement) or legal incapacity.

(2) Represents 24 months salary continuation.

(3) Represents the value of restricted shares of common stock held at June 30, 2012, based upon the closing market price on June 29, 2012 ($7.72) of the shares of common stock. These restricted shares would vest in full both upon a "change in control" under the terms of, and as defined in, the 2005 Omnibus Incentive Compensation Plan and 2008 Omnibus Incentive Compensation Plan (each discussed below), assuming the awards are not assumed or replaced in the transaction, and also under the terms of Mr. Pike's employment agreement upon termination of his employment due to his resignation for Good Reason or termination without Cause (each as defined above).

(4) Represents the value of restricted stock units held at June 30, 2012, based upon the closing market price on June 29, 2012 ($7.72) of shares of Pike common stock. These restricted stock units would vest in full both upon a "change in control" under the terms of, and as defined in, the 2005 Omnibus Incentive Compensation Plan and 2008 Omnibus Incentive Compensation Plan (each discussed below), assuming the awards are not assumed or replaced in the transaction, and also under the terms of Mr. Pike's employment agreement upon termination of his employment due to his resignation for Good Reason or termination without Cause (each as defined above).

(5) Represents the estimated incremental cost to the Company of medical, dental and vision plan continuation coverage for 24 months.

(6) Represents proceeds from Company paid basic term life insurance policy with the benefit equal to two times annual base salary capped at $750,000 plus the proceeds from Company paid supplemental term life insurance policy with the benefit equal to one times annual base salary capped at $750,000.

(7) Represents proceeds from Company provided basic accidental death and dismemberment policy with the benefit equal to two times annual base salary capped at $750,000 and a $250,000 death benefit from Company provided supplemental accidental death and dismemberment policy.

(8) Represents aggregate payments to the executive on a non-discounted basis, assuming full Disability through age 65. In the event Pike would be required to fund the full amount of the long-term disability payments for all named executive officers as of June 30, 2012, the entire amount of Pike's commitment for such payments is insured.

Arrangements with Other Named Executive Officers

Messrs. Slater, Simmons, Benfield and Harshbarger entered into amended and restated employment agreements in June 2009, the terms of which are substantially similar, although Mr. Benfield's employer is a subsidiary, Pike Electric, LLC. Under the employment agreements, the executive is paid a base annual salary, which is reviewed annually by the Committee, and is entitled to participate in the other benefit plans and programs available to officers.

The employment agreements also provide that if the executive is terminated for any reason other than death, Disability or Cause or if the executive resigns for Good Reason (each as defined below), the executive will be entitled to (a) cash severance payments equal to 12 months of the executive's annual base salary at the time of termination, payable in equal monthly installments and (b) continuation of the executive's medical and health insurance benefits for a period equal to the lesser of (i) 12 months or (ii) the period ending on the date the executive first becomes eligible to receive health insurance benefits under any plan maintained by any person for whom the executive provides services as an employee or otherwise. If the executive's employment is terminated for Cause, then the executive will be paid all accrued and unpaid base salary through the date of termination. Similarly, in the event that the executive resigns without Good Reason, the executive will be paid all accrued and unpaid base salary and any accrued and unpaid benefits through the date of termination, after which the Company will have no further obligations under the executive's employment agreement. Finally, in the event of an executive's termination of employment due to the executive's death or Disability, the executive or the executive's estate will receive all accrued and unpaid base salary and any accrued and unpaid benefits through the date of termination, after which the Company will have no further obligations under the executive's employment agreement.

The Company provides life insurance with a death benefit equal to two times annual base salary capped at $750,000. Additionally, the Company provides supplemental term life insurance with a death benefit equal to one times annual base salary capped at $750,000, basic accidental death coverage with a death benefit equal to two times annual base salary capped at $750,000 and supplemental accidental death and dismemberment coverage with a death benefit of $250,000. In the event an executive becomes disabled, basic short-term and long-term group disability plans, coupled with an individual supplemental long-term disability policy, provide 100% of salary for the first six months and 65% of salary for the remainder of the disability coverage period (generally ending no later than age 65 or a later date specified in the policy for disability that commences after age 60).

Under the employment agreements, the term "Cause" is defined as the executive's (i) continued willful failure to substantially perform his duties, (ii) willful engagement in gross misconduct materially and demonstrably injurious to the Company, or (iii) material breach of certain provisions of his employment agreement, such as non-competition and non-solicitation provisions, and his failure to cure such breach upon written notice by the Company, if any. "Good Reason" is defined as (i) a material reduction in an executive's title or responsibilities, (ii) the requirement that the executive relocate to an employment location that is more than 50 miles from his employment location on the effective date of his employment agreement, or (iii) the Company's failure to cure its material breach of certain provisions of the employment agreements, such as employment duties and compensation provisions, upon written notice to the Company. Finally, "Disability" is defined as having the same meaning set forth in any long-term disability plan in which the executive participates, and in the absence of such a plan means that, due to physical or mental illness, the executive failed to perform his duties on a full-time basis for 180 consecutive days and did not return on a full-time basis before the end of such period.

The employment agreements also contain confidentiality provisions and non-competition and non-solicitation covenants. Each executive has agreed to neither compete with the Company nor solicit its customers, suppliers or employees for the 12 months following termination of his employment. The foregoing severance benefits are subject to the executive entering into and not revoking a release of claims in favor of the Company and abiding by the restrictive covenant provisions in his agreement.

The following table sets forth the amounts payable to Messrs. Slater, Simmons, Benfield and Harshbarger upon termination of his employment or a "change in control" (as defined below in the 2005 Omnibus Incentive Compensation Plan or 2008 Omnibus Incentive Compensation Plan) on June 30, 2012.

Benefits and Payments Upon Termination	Termination for Cause or without Good Reason	Termination without Cause or for Good Reason	Termination without Cause or for Good Reason following a Change in Control	Termination due to Disability or Incapacity	Termination due to Death	Change in Control (No Termination)
Anthony K. Slater						
Base Salary (1)	$ —	$ 390,150	$ 390,150	$ —	$ —	$ —
Unvested Stock Options (2)	—	—	—	—	—	—
Restricted Stock (3)	—	—	—	—	—	—
Restricted Stock Units (4)	—	—	293,777	293,777	293,777	293,777
Health Insurance (5)	—	20,151	20,151	—	—	—
Life Insurance (6)	—	—	—	—	1,141,000	—
Accidental Death and Dismemberment (7)	—	—	—	1,000,000	1,000,000	—
Short-Term Disability Coverage	—	—	—	195,078	—	—
Long-Term Disability Coverage (8)	—	—	—	5,637,941	—	—
Total:	$ —	$ 410,301	$ 704,078	$ 7,126,796	$ 2,434,777	$ 293,777
Audie G. Simmons						
Base Salary (1)	$ —	$ 411,900	$ 411,900	$ —	$ —	$ —
Restricted Stock (3)	—	—	—	—	—	—
Restricted Stock Units (4)	—	—	336,307	336,307	336,307	336,307
Health Insurance (5)	—	20,151	20,151	—	—	—
Life Insurance (6)	—	—	—	—	1,162,000	—
Accidental Death and Dismemberment (7)	—	—	—	1,000,000	1,000,000	—
Short-Term Disability Coverage	—	—	—	205,950	—	—
Long-Term Disability Coverage (8)	—	—	—	2,105,571	—	—
Total:	$ —	$ 432,051	$ 768,358	$ 3,647,828	$ 2,498,307	$ 336,307
James T. Benfield						
Base Salary (1)	$ —	$ 342,867	$ 342,867	$ —	$ —	$ —
Unvested Stock Options (2)	—	—	—	—	—	—
Restricted Stock (3)	—	—	—	—	—	—
Restricted Stock Units (4)	—	—	186,631	186,631	186,631	186,631
Health Insurance (5)	—	20,151	20,151	—	—	—
Life Insurance (6)	—	—	—	—	1,029,000	—
Accidental Death and Dismemberment (7)	—	—	—	936,000	936,000	—
Short-Term Disability Coverage	—	—	—	171,432	—	—
Long-Term Disability Coverage (8)	—	—	—	3,119,147	—	—
Total:	$ —	$ 363,018	$ 549,649	$ 4,413,210	$ 2,151,631	$ 186,631
Timothy G. Harshbarger						
Base Salary (1)	$ —	$ 293,760	$ 293,760	$ —	$ —	$ —
Restricted Stock (3)	—	—	38,600	38,600	38,600	38,600
Restricted Stock Units (4)	—	—	159,896	159,896	159,896	159,896
Health Insurance (5)	—	20,151	20,151	—	—	—
Life Insurance (6)	—	—	—	—	882,000	—
Accidental Death and Dismemberment (7)	—	—	—	838,000	838,000	—
Short-Term Disability Coverage	—	—	—	146,880	—	—
Long-Term Disability Coverage (8)	—	—	—	2,274,849	—	—
Total:	$ —	$ 313,911	$ 512,407	$ 3,458,225	$ 1,918,496	$ 198,496

(1) Represents 12 months salary continuation.

(2) Represents the value of unvested stock options held at June 30, 2012, based upon the amount by which the closing market price on June 29, 2012 ($7.72) of the shares of common stock underlying those options exceeded the exercise price of such options. These stock options

would vest in full upon a "change in control" under the terms of, and as defined in, the 2005 Omnibus Incentive Compensation Plan and 2008 Omnibus Incentive Compensation Plan (each discussed below), assuming the awards are not assumed or replaced in the transaction. All stock options awarded under either the 2002 Stock Option Plan A or 2002 Stock Option Plan B are vested. Certain award agreements entered into in September 2008 and thereafter provide that any unvested stock options will vest upon the executive's death or Disability.

(3) Represents the value of restricted shares of common stock held at June 30, 2012, based upon the closing market price on June 29, 2012 ($7.72) of the shares of common stock. These restricted shares would vest in full upon a "change in control" under the terms of, and as defined in, the 2005 Omnibus Incentive Compensation Plan and 2008 Omnibus Incentive Compensation Plan (each discussed below), assuming the awards are not assumed or replaced in the transaction. Certain award agreements entered into in September 2008 and thereafter provide that any restricted shares will vest upon the executive's death or Disability.

(4) Represents the value of restricted stock units held at June 30, 2012, based upon the closing market price on June 29, 2012 ($7.72) of shares of Pike common stock. These restricted stock units would vest in full upon a "change in control" under the terms of, and as defined in, the 2005 Omnibus Incentive Compensation Plan and 2008 Omnibus Incentive Compensation Plan (each discussed below), assuming the awards are not assumed or replaced in the transaction. Certain award agreements entered into in August 2009 and thereafter provide that any restricted stock units will vest upon the executive's death or Disability.

(5) Represents the estimated incremental cost to the Company of health and dental plan continuation coverage for 12 months.

(6) Represents proceeds from Company paid basic term life insurance policy with the benefit equal to two times annual base salary capped at $750,000 plus the proceeds from Company paid supplemental term life insurance policy with the benefit equal to one times annual base salary capped at $750,000.

(7) Represents proceeds from Company provided basic accidental death and dismemberment policy with a benefit equal to two times annual base salary capped at $750,000 and a $250,000 death benefit from Company provided supplemental accidental death and dismemberment policy.

(8) Represents aggregate payments to the executive on a non-discounted basis, assuming full Disability through age 65. In the event Pike would be required to fund the full amount of the long-term disability payments for all named executive officers as of June 30, 2012, the entire amount of Pike's commitment for such payments is insured.

Equity Compensation Plans

The executives are eligible for awards of stock options, stock appreciation rights, restricted stock, cash incentive awards and other equity-based awards under both the 2005 Omnibus Incentive Compensation Plan (the "2005 Plan") and the 2008 Omnibus Incentive Compensation Plan (the "2008 Plan"). In the event of a "change of control" of the Company, if the awards are not assumed or replaced in connection with the transaction, any outstanding awards granted (e.g., options, restricted stock, restricted stock units) then held by participants will automatically be deemed exercisable and vested without restriction immediately prior to such change of control, and all performance units and cash incentive awards will be paid out as if the date of the change of control were the last day of the applicable performance period and "target" performance levels had been obtained.

For the purposes of the 2005 Plan and the 2008 Plan, a "change of control" occurs in the following circumstances: (i) when, during any 24-consecutive month period, individuals who were directors at the beginning of such period cease at any time during such period to constitute a majority of the Board; (ii) with respect to the 2008 Plan only, when a person or group (other than Lindsay Goldberg, Pike, its affiliates or any employee benefit plan sponsored or maintained by Pike or its affiliates) becomes the beneficial owner of Pike voting securities representing 35% or more of the combined voting power of Pike's then outstanding voting securities; (iii) with respect to the 2005 Plan only, when a person or group (other than Lindsay Goldberg, Pike, its affiliates or any employee benefit plan sponsored or maintained by Pike or its affiliates) becomes the beneficial owner of Pike voting securities representing 20% or more of the combined voting power of Pike's then outstanding voting securities and such percentage exceeds the voting power of Pike securities beneficially owned by Lindsay Goldberg and its affiliates; (iv) upon the sale of all or substantially all assets to a person that is not an affiliate of Pike; (v) when Pike stockholders approve a plan of complete liquidation of the Company; or (vi) upon a merger, consolidation or similar corporate transaction involving the Company or, if voting securities are issued in connection with any such transaction, its subsidiaries.

The following table sets forth information regarding shares of Pike common stock that may be issued under the 2005 Plan and the 2008 Plan as of June 30, 2012.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	4,106,544 [1]	$11.46 [2]	3,321,950
Equity compensation plans not approved by security holders	0	0	0
Total	4,106,544 [1]	$11.46 [2]	3,321,950

(1) Includes outstanding, unvested restricted stock units.

(2) Does not reflect outstanding, unvested restricted stock units included in column (a), which do not have an exercise price.

Risk Analysis of Compensation Programs

The Company's executive compensation programs are designed to motivate officers to achieve business goals and to reward executives for achieving those goals, including executive officers. At the same time, the programs are designed to avoid providing incentives for officers to make decisions that expose the Company to excessive risks. The components of the executive compensation programs that help mitigate excessive risks include: (i) Compensation Committee discretion and oversight, including the use of an independent third-party consultant; (ii) a balanced mix of short and long-term pay; (iii) the use of multiple performance metrics; (iv) multi-year vesting requirements for equity awards; and (v) incentive plan caps.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires Pike's executive officers, directors and certain persons who beneficially own more than 10% of Pike common stock to file with the SEC initial reports of ownership and reports of changes in ownership of Pike common stock and other equity securities. Based solely on a review of reports filed with the SEC and written representations that no other reports were required, Pike believes that its executive officers, directors and greater than 10% stockholders complied with all applicable filing requirements on a timely basis during fiscal year 2012.

Compensation Committee Interlocks and Insider Participation

Charles E. Bayless, James R. Helvey III, Peter Pace, Daniel J. Sullivan III and Louis F. Terhar served on the Compensation Committee in fiscal year 2012. None of the directors who served on the Compensation Committee in fiscal year 2012 has ever served as one of the Company's officers or employees. During fiscal year 2012, none of the Company's executive officers served as a director or member of the compensation committee (or other committee performing similar functions) of any other entity of which an executive officer served on the Board or its Compensation Committee.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and, based on such review and discussions, recommended to the Board that the

Compensation Discussion and Analysis be included in this Proxy Statement and Pike's Annual Report on Form 10-K for the fiscal year ended June 30, 2012.

Submitted by the Compensation Committee of the Board.

James R. Helvey III, Chair
Charles E. Bayless
Peter Pace
Daniel J. Sullivan III
James L. Turner

Audit Committee Report

The primary purpose of the Audit Committee is to act on behalf of the Board in its oversight of all material aspects of the accounting and financial reporting processes, internal controls and audit functions of the Company, including its compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Management has primary responsibility for the Company's consolidated financial statements and reporting processes, including its internal controls and disclosure controls and procedures. The Company's independent registered public accounting firm, Ernst & Young LLP, is responsible for performing an independent audit of the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board and expressing an opinion on the conformity of those audited, consolidated financial statements with generally accepted accounting principles.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed with management the audited, consolidated financial statements included in the Annual Report on Form 10-K for the fiscal year ended June 30, 2012. This review included a discussion of the quality and acceptability of the Company's financial reporting and internal controls. During the past fiscal year, the Audit Committee discussed with the Company's independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended. The Audit Committee also received during the past fiscal year the written disclosures and the letter from the independent registered public accounting firm required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and has discussed with the independent registered public accounting firm its independence.

Based on the reviews, discussions and disclosures referred to above, the Audit Committee recommended to the Board that the audited, consolidated financial statements of the Company for the fiscal year ended June 30, 2012 be included in its Annual Report on Form 10-K for such fiscal year.

Submitted by the Audit Committee of the Board.

Charles E. Bayless, Chair
James R. Helvey III
Peter Pace
Daniel J. Sullivan III
James L. Turner

Proposal 2: Ratification of Appointment of Independent Registered Public Accounting Firm

The Audit Committee of the Board has appointed Ernst & Young LLP as the independent registered public accounting firm for fiscal year 2013. Pike is presenting this appointment to its stockholders for ratification at the Annual Meeting.

Ernst & Young LLP audited Pike's consolidated financial statements and internal control over financial reporting for fiscal year 2012. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting with an opportunity to make a statement if they desire to do so. They also are expected to be available to respond to appropriate questions.

Stockholder ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm is not required. Pike is submitting the appointment of Ernst & Young LLP to the stockholders for ratification as a matter of good corporate practice. If the stockholders fail to ratify the appointment, the Audit Committee will reconsider its appointment of Ernst & Young LLP.

Approval of the ratification of the appointment of Ernst & Young LLP as Pike's independent registered public accounting firm for fiscal year 2013 requires the affirmative vote of a majority of the total votes of all shares of Pike common stock present in person or represented by proxy and entitled to vote on Proposal 2.

Abstentions will be counted as votes present or represented and entitled to vote on the proposal and will have the same effect as a vote against the proposal. Broker non-votes, if any, will not be considered entitled to vote on the proposal and will therefore have no effect on the outcome of the proposal.

The Board unanimously recommends a vote "FOR" ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm for fiscal year 2013.

Fees Paid to Ernst & Young LLP

The following table presents fees for professional audit services rendered by Ernst & Young LLP for the audit of Pike's consolidated financial statements for the fiscal years ended June 30, 2012 and June 30, 2011 and fees billed for other services rendered by Ernst & Young LLP during those periods.

	FY 2012	FY 2011
Audit Fees [1]	$ 1,030,000	$ 1,145,360
Audit-Related Fees	—	—
Tax Fees [2]	570,000	333,470
All Other Fees	—	—
Total	$ 1,600,000	$ 1,478,830

(1) Audit fees consisted of fees for the audit of annual financial statements and quarterly reviews. These fees also include fees billed for professional services rendered for the audit of management's assessment of the effectiveness of internal control over financial reporting.

(2) Tax fees principally consisted of fees for tax compliance and tax advice, planning and consultations.

Audit Committee Pre-Approval of Audit and Non-Audit Services

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services to be performed by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. All such services provided in fiscal year 2012 were approved by the Audit Committee. Pre-approval is generally provided for up to one year and any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent registered public accounting firm and management are required to periodically report to the full Audit Committee regarding the extent of services provided by the independent registered public accounting firm in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis.

The Audit Committee has delegated pre-approval authority to its chairperson when necessary due to timing considerations. Any services approved by such chairperson must be reported to the full Audit Committee at its next scheduled meeting.

Additional Information

Stock Performance Graph

Presented below is a line graph comparing the total returns (assuming the reinvestment of dividends) of the Company's common stock, the S&P 500 Index, the Russell 2000 Index, the Old Peer Group and the New Peer Group. The "Old Peer Group" is comprised of Dycom Industries, Inc.; MasTec, Inc.; and Quanta Services, Inc. The "New Peer Group" is comprised of the Old Peer Group plus Aegion Corporation; Comfort Systems USA, Inc.; Integrated Electrical Services, Inc.; Matrix Service Company; Michael Baker Corporation; MYR Group Inc.; Sterling Construction Company, Inc.; Tetra Tech, Inc.; UniTek Global Services, Inc.; and Willbros Group, Inc. For the fiscal year ended June 30, 2012, the Company added these companies to its peer group in order for the median revenue and market capitalization of the peer group to align more closely with the Company's revenue and market capitalization.

The line graph assumes that $100 was invested in the Company's common stock and each of the indices and peer groups on June 30, 2007. Returns for the companies included in the Old Peer Group and the New Peer Group have been weighted on the basis of the total market capitalization for each company.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Among Pike Electric Corporation, the S&P 500 Index, the Russell 2000 Index, Old Peer Group and New Peer Group


$120
$100
$80
$60
$40
$20
$0
6/30/07
6/30/08
6/30/09
6/30/10
6/30/11
6/30/12
Pike Electric Corporation
S&P 500
Russell 2000
Old Peer Group
New Peer Group

2012 Annual Report to Stockholders

This Proxy Statement is accompanied by the Annual Report on Form 10-K for the fiscal year ended June 30, 2012, and these materials are also available at *www.proxyvote.com* and Pike's website, *http://www.pike.com*. The Form 10-K, which contains the audited, consolidated financial statements and other information about Pike, is not incorporated in this Proxy Statement and is not to be deemed a part of the proxy soliciting material.

Householding

The SEC rules and Delaware law permit Pike to mail one annual report and proxy statement, or notice of internet availability, as applicable, in one envelope to all stockholders residing at the same address if certain conditions are met. This is called "householding" and can result in significant savings of paper and mailing costs. Pike households all annual reports, proxy statements and notices of internet availability mailed to stockholders, unless stockholders have notified the Company of their desire to receive multiple copies of annual reports, proxy statements or notices of internet availability.

Pike will promptly deliver, upon oral or written request, a separate copy of this Proxy Statement, Annual Report or Notice of Internet Availability to any stockholder residing at an address to which only a single copy was mailed. If you choose not to household or if you choose to continue householding but would like to receive an additional copy of the Proxy Statement, Annual Report or Notice of Internet Availability for members of your household, you may contact the Secretary at: Pike Electric Corporation c/o Corporate Secretary, 100 Pike Way, PO Box 868, Mount Airy, North Carolina 27030, or by calling 1-800-997-7718.

If you would like to household in the future and are currently receiving multiple copies of the annual report, proxy statement or notice of internet availability, you may contact our Secretary at the address and phone number above to request that only a single copy of the annual report, proxy statement or notice of internet availability be mailed in the future.